
06016366

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Reliance Energy Limited

*CURRENT ADDRESS: Reliance Energy Center
Santa Cruz (East)
Mumbai 400 055
India

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
AUG 30 2006
THOMSON FINANCIAL

FILE NO. 82- 35008 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 8/16/06



Reliance Energy
A Dhirubhai Ambani Enterprise

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

082-35008

ARLS
3-31-06

19th April, 2006

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sir,

Sub: **Audited Accounts for the year ended 31st March, 2006 and recommendation of dividend.**

In continuation of our letter dated 13th April, 2006, we wish to inform you that the Board of Directors of the Company at its meeting held today, approved the Audited Accounts for the financial year ended 31st March, 2006 and has recommended, in addition to a quarterly interim dividend of Rs.1.20 per equity share of Rs. 10 each, a final dividend of Rs.3.80 per equity share of Rs. 10 each making total dividend of Rs.5.00 per equity share for the year ended 31st March, 2006, subject to approval by shareholders at their ensuing 77th Annual General Meeting.

We enclose a statement of audited financial results for the year ended 31st March, 2006 and would request you kindly to bring the aforesaid information to the notice of your members.

A media release being issued is also enclosed.

The Register of Members and the Share Transfer Books of the Company will be closed from Saturday 27th May, 2006 to Wednesday 7th June, 2006 (both days inclusive) for payment of final divided on equity shares and for the purpose of Annual General Meeting.

Kindly note that the Annual General Meeting of the Company will be held on Wednesday, 7th June, 2006.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Encl:

MEDIA RELEASE

RELIANCE ENERGY REPORTS RECORD NET PROFIT OF Rs 650 CRORE (US$ 146 MILLION) FOR THE YEAR - AN INCREASE OF 25%

TOTAL INCOME OF Rs 4,608 CRORE (US$ 1.03 BILLION) FOR THE YEAR

CASH PROFIT OF Rs 999 CRORE (US$ 224 MILLION) FOR THE YEAR – AN INCREASE OF 15 %

NET WORTH OF Rs 7,873 CRORE (US$ 1.8 BILLION)

EPC ORDERBOOK POSITION AT Rs 3,300 CRORE (US$ 740 MILLION)

NET PROFIT OF Rs 169 CRORE (US$ 38 MILLION) FOR THE QUARTER - AN INCREASE OF 15%

NET PROFIT COMPOUNDED ANNUAL GROWTH RATE (CAGR) OF 59% BETWEEN FY 2003 – FY 2006

EARNINGS PER SHARE CAGR OF 41% BETWEEN FY 2003 – FY 2006

Mumbai, 19th April 2006: Reliance Energy Limited (REL) today announced its audited financial results for the financial year ended 31st March 2006. The performance highlights are:

- **Net Profit of Rs 650 crore** (US$ 146 million) for the financial year ended 31st March, 2006, against Rs 520 crore in the corresponding previous period, **an increase of 25%**
- **Total Income of Rs 4,608 crore** (US$ 1.03 billion) for the financial year ended 31st March, 2006, against Rs 4,593 crore in the corresponding previous period
- **Cash Profit of Rs 999 crore** (US$ 224 million) for the financial year ended 31st March, 2006, against Rs 866 crore in the corresponding previous period, **an increase of 15%**
- **Cash Earnings Per Share (Cash EPS) of Rs 49.5 (US$ 1.1)** for the financial year ended 31st March, 2006, **up 6%**
- **Earnings Per Share (EPS) of Rs 32.7 (US$ 0.7)**, for the financial year ended 31st March, 2006, **up 17%**
- **Quarterly Net Profit of Rs 169 crore** (US$ 38 million), against Rs 148 crore in the corresponding previous period, **up 15%**
- **Net Profit** has grown at a **CAGR of 59%** between FY 2003 to FY 2006
- **EPS** has grown at a **CAGR of 41%** between FY 2003 to FY 2006

At the meeting held today, **the Board has approved payment of dividend of Rs 3.8 per share, amounting to a payout of Rs 80.7 crore (US$ 18.1 million).** Including this, the total dividend for the financial year ended 31st March, 2006 is Rs 5 per share, amounting to a payout of Rs 104.1 crore (US$ 23.3 million) for the year ended 31st March 2006.

Infusion of Funds - Strong Vote of Confidence:

During the period under review, the Company made a preferential offer of equity shares/ equity related securities to **Reliance - Anil Dhirubhai Ambani Group, and long term institutional investors, amounting to nearly Rs 1,719 crore (US$ 385 million)**, to further strengthen the Company's financial position, and to generate long term resources for accelerating its future growth plans.

As on 31st March 2006, **the net worth of the company has increased to Rs 7,873 crore (US$ 1.8 billion).** The Company ranks among the top Indian private sector companies in terms of net worth. The **Book Value per share increased to Rs.371 per share** as on 31st March, 2006, against Rs.341.6 per share as on 31st March, 2005.

The Company remains debt free at the net level, and enjoys the top-end ratings of 'AAA' and 'Ind AAA' by CRISIL and FITCH, respectively.

Management Discussion and Analysis:

Energy Sales:

The Company's aggregate revenues from energy sales during the financial year ended 31st March 2006 was Rs 3,179 crore (US$ 712 million) against Rs 2,896 crore in the corresponding previous period, an increase of 10%.

The **aggregate sales of electrical energy were 8,064 million units** during the period under review, an increase of 1.3% over the corresponding previous period.

During the period under review, the consumer base in Mumbai Supply area **increased by about 1.1 lakh to 24.9 lakh** consumers.

Power Generation:

(i) Dahanu Thermal Power Station

During the period under review, the Company's Dahanu Thermal Power Station (DTPS) operated at a **Plant Load Factor (PLF) of 98.7%** against the PLF of 101.4% achieved during the corresponding previous period. The marginal decline in PLF was a result of temporary shutdown of one of the units during the period under review.

DTPS received the following major awards during the period under review -

1. Greentech Environment Excellence Award -2004 in October 2005.
2. National Award for Excellence in Energy Management - 2005 from Confederation of Indian Industry (CII) in October 2005.
3. National Award for Excellence in Water Management - 2005 from Confederation of Indian Industry (CII) in December 2005.

(ii) **Samalkot Power Station, Andhra Pradesh:**

The Samalkot Power Plant operated at **a Plant Load Factor (PLF) of 51.2%**, against the PLF of 61% achieved during the corresponding previous period. The lower PLF was mainly on account of lower availability of gas.

(iii) **Goa Power Station:**

The Goa Power Station maintained **a Plant Load Factor (PLF) of 93.3%** during the period under review.

(iv) **Wind Farm Power Project**

The Wind farm operated at **a Plant Load Factor (PLF) of 34%**, against the PLF of 36% during the corresponding previous period.

Power Purchased:

During the period under review, **the Company purchased 3,921 million units of electrical energy** from external sources, which is higher by 17% compared to the off-take in the corresponding previous period.

However, the **cost of energy purchased increased by only 8%** to Rs 1,087 crore (US$ 244 million) during the period under review, owing to lower per unit cost.

Financial Review:

The **total sales of electrical energy during the financial year ended 31st March, 2006 was Rs 3,179 crore** (US$ 712 million), against Rs 2,896 crore in the corresponding previous period, **an increase of 10%.**

The **turnover of the EPC and Contracts Division for the financial year 31st March, 2006, was Rs 840 crore** (US$ 188 million), against Rs 1,235 crore in the corresponding previous period. The Division had **an order book position of about Rs 3,300 crore** (US$ 740 million) as on 31st March 2006.

Other Income for the period under review was Rs 589 crore (US$ 132 million), an increase of 27%, mainly representing interest income.

During the period under review, **the total income of the Company was Rs 4,608 crore** (US$ 1.03 billion), against Rs 4,593 crore in the corresponding previous period.

The company's **Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) increased to Rs 1,321 crore** (US$ 296 million), against Rs 1,050 crore in the corresponding previous period, **an increase of 26%.**

The company's **EBITDA margin** during the financial year ended 31st March, 2006, **improved to 28.7%** as against 22.9% in the corresponding previous period.

Interest expenditure was Rs 192 crore (US$ 43 million), which was more than offset by higher other income of Rs 589 crore.

Depreciation was at Rs 349 crore (US$ 78 million) as against Rs 346 crore for the corresponding previous period.

The corporate tax liability, including the deferred taxes, for the period under review was Rs 131 crore (US$ 29 million), as against Rs 49 crore in the corresponding previous period.

Net profit for the financial year ended 31st March, 2006, recorded an increase of 25% to Rs 650 crore (US$ 146 million) from Rs 520 crore in the corresponding previous period.

Background

Reliance Energy

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility group, with aggregate estimated group revenues of Rs 10,500 crore (US$ 2.3 billion), and total assets of Rs 10,800 crore (US$ 2.4 billion).

The group distributes nearly 21 billion units of power to over 5 million consumers in Mumbai, Delhi, Orissa and Goa, across an area covering 1,24,300 sq. kms.

Reliance Energy generates 941 MW of power, through its power plants located in Maharashtra, Andhra Pradesh, Kerala, Karnataka and Goa.

Reliance Energy is ranked amongst India's top listed private companies in terms of all major financial parameters, including assets, sales, profits and market capitalisation.



RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center,Santa Cruz (East),Mumbai 400 055.

Website:www.rel.co.in

Audited Financial Results for the Year ended 31st March 2006

(Rs.in crore)

Sr. No.	Particulars	Nine Months ended 31-12-2005	Quarter ended		Year ended	
			31-03-2006	31-03-2005	31-03-2006	31-03-2005
1	Net Sales of Electrical Energy	2,407.98	771.06	654.69	3,179.04	2,895.99
2	Income from EPC and Contracts	572.91	267.12	812.34	840.03	1,234.68
	Other Income	402.54	186.27	122.91	588.81	461.88
		3,383.43	1,224.45	1,589.94	4,607.88	4,592.55
4	Total Expenditure					
	(a) Cost of Electrical Energy purchased	834.84	252.72	195.81	1,087.56	1,004.10
	(b) Cost of Fuel	602.55	209.55	190.68	812.10	736.25
	(c) Tax on Electricity	86.73	27.27	25.02	114.00	99.12
	(d) Cost of Materials and Sub-contract charges (EPC and Contracts)	397.05	211.56	735.54	608.61	1,086.27
	(e) Staff cost	193.71	42.84	58.08	236.55	232.53
	(f) Other expenses and Provisions	322.98	104.10	73.29	427.08	383.71
5	Interest and Finance charges	144.15	47.73	43.92	191.88	134.82
6	Depreciation (See Note Nos.3 & 4)	259.50	89.13	97.59	348.63	346.44
7	Profit before Tax	541.92	239.55	170.01	781.47	569.31
8	Provision for Taxation :					
	Current Tax	75.00	10.62	8.46	85.62	25.50
	Deferred Tax	(17.55)	(21.78)	7.53	(39.33)	24.00
	Fringe Benefit Tax	3.60	0.69	-	4.29	-
	Tax adjustment for earlier years	0.00	80.55	6.09	80.55	(0.48)
9	Profit after Tax	480.87	169.47	147.93	650.34	520.29
10	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	201.94	212.36	185.61	212.36	185.61
11	Reserves including Statutory Reserves excluding Revaluation Reserves				6,820.51	4,834.10
12	Earnings per share (On Net Profit)(* not annualised)					
	- Basic (Rs.)	24.30 *	8.39 *	7.97 *	32.70	28.06
	- Diluted(Rs.)	23.14 *	8.09 *	8.02 *	31.46	26.19
13	Aggregate of Non-Promoter Share Holding -					
	- No.of Shares	98,984,288	98,984,388	92,514,064	98,984,388	92,514,064
	-Percentage of Share holding	49.03	46.62	49.85	46.62	49.85



RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center,Santa Cruz (East),Mumbai 400 055.

Website:www.rel.co.in

Segment-wise Revenue,Results and Capital Employed

(Rs.in crore)

Particulars	Quarter ended		Year ended	
	31-03-2006	31-03-2005	31-03-2006	31-03-2005
1.Segment Revenue				
'Net Sales/Income)				
- Electrical Energy	801.34	663.93	3,249.96	2,927.36
- EPC and Contracts	281.80	814.99	865.31	1,240.95
- Others	3.66	1.50	5.15	3.58
Gross Turnover	1,086.80	1,480.42	4,120.42	4,171.89
Less:Inter Segment Revenue	(0.00)	0.15	0.15	0.71
Net Turnover	1,086.80	1,480.27	4,120.27	4,171.18
2.Segment Results				
Profit before tax and interest from each segment :				
- Electrical Energy	92.74	44.46	363.71	277.69
- EPC and Contracts	29.54	61.31	121.56	75.80
- Others	2.95	0.63	3.58	1.32
Total Segment Results	125.23	106.40	488.85	354.81
- Interest Expense	(47.73)	(43.92)	(191.88)	(134.82)
- Interest Income	133.76	105.02	461.65	276.93
- Other un-allocable Income net off expenditure	28.29	2.51	22.85	72.72
Profit before Tax	239.56	170.01	781.47	569.64
3.Capital Employed				
- Electrical Energy	3,066.09	2,993.32	3,066.09	2,993.32
- EPC and Contracts	360.75	199.18	360.75	199.18
- Others	2.19	0.31	2.19	0.31
Total Segment Capital Employed	3,429.03	3,192.81	3,429.03	3,192.81

Notes:

1. The Board of Directors has recommended a final dividend of Rs. 3.80 per share on Equity Shares for the year 2005-06. Considering the interim dividend of Rs 1.20 per share already paid the total dividend for the year aggregates to Rs. 5.00 per share.

2. a. In the matter of standby charges, Maharashtra Electricity Regulatory Commission (MERC) had passed an order dated 31st May, 2004 as under:

   i. The total liability for the financial years 1998 - 99 to 2003-04 was determined at Rs. 515.60 crore which had been debited to the Profit & Loss account up to 31st March 2005.

   ii. The Tata Power Company Limited (TPC) to refund an amount of Rs. 321.13 crore (net of interest of Rs. 1.17 crore) to the Company for the said period plus interest at 10% per annum commencing from 1st April 2004 till the date of payment. As an interim order, Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs.313.93 crore in favour of the Hon'ble High Court of Bombay.

   b. The Hon'ble High Court of Bombay has disposed off both the petitions, the petition filed by TPC and the petition filed by the Company, by holding that the issues should be adjudicated within four months of the order of the Hon'ble Bombay High Court by the Appellate Tribunal, in the interregnum, the parties to continue to pay in terms of the interim order subject to adjustments on adjudication.

   c. The Company's Special Leave Petitions against the interim and final orders of the Hon'ble High Court of Bombay have been admitted by the Hon'ble Supreme Court and The Tata Power Company Limited has also filed a Special Leave Petition before the Supreme Court challenging the final order passed by the Hon'ble Bombay High Court. The Hon'ble Supreme Court has since disposed of both the Special Leave Petitions with directions to The Tata Power Company Limited to file an appeal before the Appellate Tribunal for Electricity. The Tata Power Company Limited has since filed an appeal which is now being heard by the Appellate Tribunal for Electricity.

3. During the quarter ended 30th September, 2005, the Company had changed the rates of depreciation, from those prescribed vide Ministry of Power Notification of 1994 to the rates prescribed in Schedule XIV to the Companies Act, 1956 under the "Straight line method" to reflect the realistic useful life of the assets.. In order to comply with the manner of providing depreciation under Schedule XIV of the Companies Act, 1956, depreciation for the quarter is arrived at net of adjustment of depreciation attributable to contribution from consumers towards the cost of Service Lines. Consequently, the depreciation charged to the profit and loss account is higher in the quarter ended 31st March,2006 by Rs.0.79 crore (Rs.12.65 crore for twelve months) with the corresponding decrease in profit before taxation for the quarter

4. The Company had revalued its Plant & Machinery located at Dahanu during the financial year 2003-04. The depreciation figures shown in audited financial results are net off effect of revaluation since corresponding amount is withdrawn from the General Reserve

5. The Company has during the quarter ended 31st March, 2006 allotted 1,04,16,000 Equity Shares on conversion of Warrants issued during the year. Accordingly, the paid-up Equity Share Capital of the Company stands increased from Rs.201.94 crore to Rs.212.36 crore and the Share Premium account from Rs 3,844.58 crore to Rs.4,430.72 crore.

6. Figures of the previous year / period have been regrouped / reclassified/rearranged wherever considered necessary.

7. The Company, during the quarter ended 31st March, 2006, received 5 investor complaints and all of them were resolved. There were no complaints pending at the beginning of the quarter.

8. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 19th April, 2006.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 19th April, 2006



Anil D. Ambani
Chairman & Managing Director

Energy is life

77th Annual Report 2005 - 2006

Reliance Energy Limited
Reliance - Anil Dhirubhai Ambani Group

PROFILE

Reliance Energy Limited, incorporated in 1929, is a fully integrated utility engaged in the generation, transmission and distribution of electricity. It ranks among India's top listed private companies on all major financial parameters, including assets, sales, profits and market capitalization.

A constituent of the Reliance – Anil Dhirubhai Ambani Group, Reliance Energy is India's foremost private sector utility with aggregate estimated revenues of Rs 9,500 crore (US$ 2.1 billion) and total assets of Rs 10,700 crore (US$ 2.4 billion).

Reliance Energy distributes more than 21 billion units of electricity to over 25 million consumers in Mumbai, Delhi, Orissa and Goa, across an area that spans 1,24,300 sq. kms. It generates 941 MW of electricity, through its power stations located in Maharashtra, Andhra Pradesh, Kerala, Karnataka and Goa.

Reliance Energy is currently pursuing several gas, coal, wind and hydro-based power generation projects in Maharashtra, Uttar Pradesh, Arunachal Pradesh and Uttaranchal with aggregate capacity of over 12,500 MW. These projects are at various stages of development.

Reliance Energy is vigorously participating in emerging opportunities in the areas of trading and transmission of power. It is also engaged in a portfolio of services in the power sector in Engineering, Procurement and Construction (EPC) through a network of regional offices in India.

VISION STATEMENT

To be amongst the most admired and most trusted integrated utility companies in the world, delivering reliable and quality products and services to all customers at competitive costs, with international standards of customer care – thereby creating superior value for all stakeholders.

To set new benchmarks in standards of corporate performance and governance through the pursuit of operational and financial excellence, responsible citizenship and profitable growth.

RELIANCE ENERGY MISSION : EXCELLENCE IN ENERGY

- To attain global best practices and become a world-class utility.
- To provide uninterrupted, affordable, quality, reliable and clean power, to millions of customers.
- To achieve excellence in service, quality, reliability, safety and customer care.
- To earn the trust and confidence of all customers and stakeholders, exceeding their expectations and make the Company a respected household name.
- To work with vigour, dedication and innovation, with total customer satisfaction as the ultimate goal.
- To consistently achieve high growth with the highest levels of productivity.
- To be a technology driven, efficient and financially sound organisation.
- To be a responsible corporate citizen nurturing human values and concern for society, the environment and above all, people.
- To contribute towards community development and nation building.
- To promote a work culture that fosters individual growth, team spirit and creativity to overcome challenges and attain goals.
- To encourage ideas, talent and value systems.
- To uphold the guiding principles of trust, integrity and transparency in all aspects of interactions and dealings.

This report is printed on environment - friendly paper.

Year Ended 31st March		2006	2005	2004	2003	2002	2001	1990	1980	1970	1960	1950	1940	1930
Units Sold - (Million Units)		8064	7969	7691^	5880	5676	5415	2899	1316	540	121	25	5	1.4
Maximum Demand MVA		1331	1272	1274	1226	1201	1198	546	258	111	29	NA	NA	NA
High Tension Mains KMs		3114	3012	2915	2829	2789	2734	1437	1000	700	326	NA	NA	NA
Low Tension Mains KMs		3116	3039	3002	2965	2923	2870	1671	1143	841	418	NA	NA	NA
No. of Substations		4002	3846	3735	3653	3547	3444	2257	1446	718	226	NA	NA	NA
No. of Consumers (in '000) Licensed Area - 384 sq.km		2496	2381	2329	2223	2142	2067	1210	598	260	80	18	12	1.7
No. of Shareholders		108782	99243	96485	121913	144809	154993	7397	NA	NA	NA	NA	NA	NA
Financial Data (Rs. in crore)														
Assets :	US$ in million													
Fixed Assets (Net)	644.10	2874	2912	3093	1813	1951	2080	147	43	13.74	3.18	0.78	0.28	0.16
Investments	267.36	1193	696	2875	1030	611	534	8	3	0.48	0.09	-	-	-
Current Assets (Net)	1860.38	8301	6753	1428	545	867	673	28	7	2.07	0.15	0.2	0.01	-
Total Assets	2771.84	12368	10361	7396	3388	3429	3287	183	53	16.29	3.42	0.98	0.29	0.16
Sources of Finance :														
Share Capital	47.51	212	186	175	138	138	201	13	5	3.59	1.75	0.83	0.24	0.16
Equity Warrants	19.72	88	568	–	–	–	–	–	–	–	–	–	–	–
Reserves & Surplus	1697.22	7573	5586	4936	2426	2540	2375	88	24	5.02	0.88	0.15	0.05	–
Borrowings	956.30	4267	3739	2030	632	661	695	27	9	5.23	0.49	–	–	–
Deposits from Consumers	5.37	24	22	18	14	17	16	55	15	2.45	0.3	–	–	–
Deferred Tax Liabilities	45.72	204	260	237	178	73	–	–	–	–	–	–	–	–
Total Finance Raised	2771.84	12368	10361	7396	3388	3429	3287	183	53	16.29	3.42	0.98	0.29	0.16
Gross Revenue	1032.72	4608	4593	3583	2777	2783	2778	390	66	7	1	0.31	0.08	0.01
Profit Before Tax	175.03	781	570	417	153	302	350	12	7	1	0.29	0.08	0.02	–
Profit After Tax	145.67	650	520	367	297 **	281	321	12	4	1	0.22	0.08	0.02	–
Dividends	23.75	106	87	70	61	61	62	2	1	0.31	0.14	0.04	0.02	0.01
Dividend Tax	3.36	15	12	9	8	0.17	7	–	–	–	–	–	–	–
Retained Earnings (including statutory reserves)	118.56	529	421	295	54	244	227	10	3	1	0.17	0.07	0.02	–
Equity Share Capital	47.51	212	186	175	138	138	138	12	4	3	2	1	0.24	0.16
Rate of Dividend on Equity Shares	*50%	*50%	47%	45%	44%	43%	40%	18%	16%	11%	8%	7%	7%	5%
Earnings Per Share (Rs.)@	US$ 0.73	33	28	26	22**	22	21	10	72	30	13	10	8	2
*Proposed - 38%, Interim-12% **Prior to one time adjustments of Rs.135 crore		@ Based on face value of Rs.10 per share							@ Based on face value of Rs.100 per share					

^ includes sales in respect of Samalkot and Goa Power Stations

1 US$ = Rs.44.62 as on 31st March, 2006

1 crore = 10 million

BOARD OF DIRECTORS

Shri Anil D Ambani - Chairman & Managing Director
Shri Satish Seth - Executive Vice Chairman
Shri S C Gupta - Director (Operations)
Shri J P Chalasani - Director (Business Development)
Gen V P Malik
Shri S L Rao
Dr. Leena Srivastava
Shri V R Galkar

Company Secretary
Ramesh Shenoy

AUDIT COMMITTEE

Shri V R Galkar (Chairman)
Gen V P Malik
Shri S L Rao
Dr. Leena Srivastava

NOMINATION/REMUNERATION COMMITTEE

Gen V P Malik (Chairman)
Shri S L Rao
Dr. Leena Srivastava

SAFETY & ENVIRONMENT COMMITTEE

Dr. Leena Srivastava (Chairperson)
Shri S L Rao
Gen V P Malik
Shri S C Gupta

SHAREHOLDERS/INVESTORS' GRIEVANCES COMMITTEE

Shri V R Galkar (Chairman)
Dr. Leena Srivastava
Shri S C Gupta

AUDITORS

Chaturvedi & Shah
Haribhakti & Co.

BANKERS

ABN Amro Bank N.V.
Canara Bank
HDFC Bank Limited
HSBC Limited
ICICI Bank Limited
Standard Chartered Bank
State Bank of India
UCO Bank
Union Bank of India

CONTENTS

REGISTERED OFFICE

Reliance Energy Centre, Santa Cruz (E)
Mumbai 400 055
Telephone: (022) 3009 9999
Facsimile : (022) 3009 9763
Email: helpdesk@rel.co.in
Website: www.rel.co.in

REGISTRAR & TRANSFER AGENT

Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar,
Madhapur, Hyderabad 500 081.
Telephone : (040) 2342 0815 to 25
Facsimile : (040) 2342 0814
Email: relenergy@karvy.com
Website: www.karvy.com

POWER STATIONS

Dahanu Power Station
Dahanu Road 401 602
Thane District

Samalkot Power Station
Industrial Development Area
Peddapuram Mandal
Samalkot 533 440
Andhra Pradesh

Goa Power Station
Sancoale Industrial Estate
Zuarinagar 403 726
Sancoale, Mormugao
Goa

Wind Farm
Near Aimangala 577 558
Chitradurga District
Karnataka

SEVENTY-SEVENTH ANNUAL GENERAL MEETING

Wednesday, 7th June, 2006 at 11.00 a.m. at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056

This Annual Report can be accessed at www.rel.co.in



My dear fellow shareowners,

It gives me great pleasure to share with you the highlights of our Company's performance during the year 2005-06.

Reliance Energy is India's leading private sector utility, with aggregate group revenues of around Rs 10,500 crore (US$ 2.35 billion) and gross fixed assets of Rs 10,800 crore (US$ 2.42 billion).

Our Company is also India's most valuable private sector power utility, with market capitalisation of over Rs 13,100 crore (US$ 2.94 billion).

Performance Review

You will be happy to learn that during the year, our Company made a substantial improvement in its financial and operational performance.

The salient points are:

- Total income of Rs 4,608 crore (US$ 1.03 billion), against Rs 4,593 crore in the corresponding previous financial year, an increase of 25 per cent.
- Cash Profit of Rs 999 crore (US$ 224 million), against Rs 866 crore in the corresponding previous financial year, an increase of 15 per cent.
- Net Profit of Rs 650 crore (US$ 146 million), against Rs 510 crore in the corresponding previous financial year, an increase of 27 per cent.
- Cash Earnings Per Share for the year of Rs 49.5 (US$ 1.1), an increase of 6 per cent.
- Earnings Per Share (EPS) for the year Rs 32.7 (US$ 0.7), an increase of 17 per cent.

With a net worth of Rs 7,873 crore (US $ 1.76 billion) on 31st March, 2006, Reliance Energy ranks among the top 5 Indian private sector companies in terms of net worth. Our company remains debt free at the net level, and enjoys the top-end ratings of 'AAA' and 'Ind AAA' given by CRISIL and FITCH respectively - a resounding confirmation of our company's continued commitment to financial prudence and conservatism.

Power Generation

On the generation front, the Dahanu Power Station achieved a Plant Load Factor of 98.7 per cent despite the temporary shutdown of one of the units during the year, as also the reduction in demand arising from the unprecedented floods suffered by suburban Mumbai on 26 July, 2005.

I am delighted to inform you that the Dahanu Power Station received a number of awards during the year including the Greentech Environment Excellence Award 2004 and the National Awards for Excellence in Energy and Water Management.

The Generating Units at Samalkot and Goa continued to operate satisfactorily despite the constraints arising from the limited availability of gas, which is the fuel used at Samalkot, and the high price of naphtha - the fuel used at Goa.

Power Distribution & Customer Service

The Company's Distribution network in Mumbai operated consistently with 99.9 per cent online reliability. Reliance Energy continues to pursue its avowed goal of achieving international standards of customer care.

The Company has implemented several measures for strengthening and modernizing the distribution network including the upgradation of automation solutions, and the integration of specific IT tools with various IT systems.

This integration will yield substantial benefits in terms of quicker customer response, more efficient maintenance management and a marked improvement in system control. The world class IT system installed in the distribution network will meet international customer service standards and enhance the efficiency and productivity of employees, leading to overall improvement in our company's performance.

Our two Delhi distribution companies, viz. BSES Rajdhani Power Limited and BSES Yamuna Power Limited are vigorously implementing a comprehensive set of measures to improve the quality of service and to reduce aggregate technical and commercial losses (AT&C).

These distribution companies registered an aggregate income of Rs 3,599 crore during the year under review as against Rs 3,248 crore in the previous year, an increase of nearly 10.8 per cent.

EPC Division

The EPC and Contracts division recorded a turnover of Rs 880 crore (US$ 197 million) during the year under review.

The division is engaged in various EPC business activities in the power sector. Our rich experience in managing EPC projects will enable the division to capture new opportunities in the power sector in the future.

Future Growth

A conservative capital structure - reflected in our Company's zero net debt position as of 31st March, 2006 - coupled with strong cash reserves provide us with a robust platform for future growth.

Reliance Energy continues to focus intensively on its core strategy of achieving a high level of integration in the energy sector. The Company is engaged in exploring several opportunities to set up gas-, coal-, wind- and hydro-based power generation projects. To this end, it has also promoted Reliance Energy Generation Limited, in which it would hold a 50 per cent stake. The Company, on its own and /or jointly with its affiliate, Reliance Energy Generation Limited, has taken up the following major projects which are currently at various stages of development.

- 5,600 MW Project (Phase I) at Dhirubhai Ambani Energy City (DAEC), Dadri in Uttar Pradesh

  DAEC will be the largest gas-based power plant at a single location in the world with the ultimate capacity of 7,480 MW. All preparatory work for Phase I has been completed including the receipt of all statutory clearances, the acquisition of land and the development of critical project facilities.

- 4,000 MW Power Project at Shahapur in Maharashtra.

  The Company has identified Shahapur, about 85 km from Mumbai on the western coast, as the location for developing a 4,000 MW gas based power project. An MOU with the Government of Maharashtra for setting up generating stations in the State has been signed. Development work for the project has begun, including approval from Government agencies for land acquisition, comfort letter for water supply and application for environmental clearances.

- 280 MW Urthing Sobla Hydro Power Project in Uttaranchal.

  The Company was awarded the Urthing Sobla project through an international competitive bidding process. The detailed project report is currently being prepared by reputed international consultants.

- 700 MW Hydro Power Project at Tato - II and 1,000 MW Hydro Power Project at Siyom, both in Arunachal Pradesh.

  The Company has entered into an agreement with the Government of Arunachal Pradesh for the development of two hydro projects - Tato - II (700 MW) and Siyom (1,000 MW) - under a Build-Own-Operate-Transfer (BOOT) framework.

Transmission

Besides generation and distribution, the Company is diversifying into the other key area of growth in the power sector, namely, Transmission. The Company is participating in the construction of Transmission Lines for the Parbati and Koldam Hydro Power Project.

The project will be developed through a Joint Venture Company of Reliance Energy and Power Grid Corporation of India Limited. This is only the second Transmission project in the country (after the Tala project) where the private sector has been involved in developing the transmission network.

The project involves the development of transmission lines of about 300 km (Parbati Basin to Koldam and Koldam to Ludhiana) of 400 kV associated with Parbati-II (800 MW) and Koldam (800 MW) hydro projects.

Nuclear Energy

To sustain the tempo of economic development, there is a critical need to augment the power generation capacity. A positive development in achieving energy security for the country has been the historic nuclear deal signed between India and the US, paving the way for the eventual opening up of the nuclear power generation business to the private sector. Reliance Energy is keen to participate in nuclear power generation and has undertaken a series of preparatory steps in this regard.

Our Commitment

In line with the inspiring vision of Dhirubhai H Ambani, the legendary founder-chairman of the Reliance group, we are committed to making Reliance Energy a world class utility benchmarked to international standards of quality, operational performance, efficiency and customer care, thereby creating substantial value for our shareholders.

Corporate Restructuring

The historic demerger of Reliance Industries Limited has unlocked unprecedented value. Over 2 million Reliance shareholders have not only seen substantial appreciation in the price of their original shareholdings, but have also acquired a stake in the various companies of the Reliance - Anil Dhirubhai Ambani Group, including Reliance Energy Ventures Limited (REVL).

The shareholders of Reliance Energy, as also of REVL, have approved a scheme of merger, whereby the latter will directly hold shares of Reliance Energy. As a result, our Company will have a two-million-strong shareholder family. The merger is expected to be completed shortly.

Corporate Governance

Though the enforcement of the revised Clause 49 of the Listing Agreement was deferred by SEBI, our Company had already implemented the revised code of governance well ahead of the deadline of 1st January, 2006.

We continually revisit, review and proactively revise our governance practices. Besides the statutory requirements of Indian stock exchanges, we seek to substantially conform to the provisions of the combined code on corporate governance of the London Stock Exchange and the corporate governance rules of the New York Stock Exchange.

Road Ahead

India is witnessing unparalleled economic expansion, with several key sectors registering record growth. This has created an extraordinary climate - of opportunity as well as challenge. Reliance Energy, with its young, committed, and highly qualified team of professionals, is uniquely placed to make the most of these emerging opportunities, and to extend its leadership in the power sector.

Backed by the formidable expertise of the Reliance - ADA Group in project management and financial engineering, our Company will achieve global scale, set up best-of-class power plants, and contribute to the infrastructural development of India.

Our unwavering commitment to operational excellence and financial conservatism will power Reliance Energy to a new trajectory of growth, while creating superior value for all shareholders.



Anil D Ambani

Chairman and Managing Director


UTTAN
NORTH DIVISION
CORAI
CENTRAL DIVISION
ERANGAL
MADH
SOUTH-CENTRAL DIVISION
JUHU
SOUTH DIVISION
DANDA
MAHIM BAY
DHARAVI
POWAI
NATIONAL PARK
AAREY COLONY
EAST DIVISION
LEGEND

- **North Division (Borivli to Bhayender)**
  Jn. of Shankar Lane & S.V. Road, Kandivli (W),
  Mumbai 400 067.
  Tel. No. 2864 0505, Fax 2807 0013

- **Central Division (Goregaon to Kandivli)**
  Western Express Highway, Opp. Patel Aluminium,
  Dindoshi, Goregaon (E),
  Mumbai 400 097.
  Tel. No. 30096999, Fax 3009 4844

- **South Central Division**
  (Andheri, M.I.D.C., Marol & Seepz, Jogeshwari)
  MIDC Central Road, Marol Bus Depot,
  Andheri (E),
  Mumbai 400 093.
  Tel. No. 3009 6999, Fax 3009 4341

- **South Division (Bandra to Vileparle)**
  Electricity House,
  Santacruz (E),
  Mumbai 400 055.
  Tel. No. 3009 9999, Fax 3009 8152

- **East Division**
  (Chunabhatti to Vikhroli & Mankhurd)
  Near Sahakar Cinema,
  Tilak Nagar Road No. 3,
  Chembur,
  Mumbai 400 089.
  Tel. No. 3009 6999, Fax 3009 2022

- **Helpline No. 30303030**

As on 31st March, 2006

1)	Licensed Area of Supply	384 kms.
2)	No. of Consumers	2.49 Millions.
3)	Population Covered	Above 1 Crore.
4)	Maximum Demand	1,331 MVA.
5)	Receiving Stations (R/S)	54 Nos.
6)	Sub Stations	4,002 Nos.
7)	H.T. Consumers	393 Nos.
8)	High Tension Mains	3,114 kms.
9)	Low Tension Mains	3,116 kms.



BYPL : BSES Yamuna Power Limited

BRPL : BSES Rajdhani Power Limited

In July 2002, Delhi Vidyut Board was unbundled into six successor entities – the three distribution companies, a transmission, a generating and a holding company.

Reliance Energy group currently holds an equity stake of 51% in two of the three Distribution Companies of Delhi after unbundling and privatization of the erstwhile Delhi Vidyut Board. The two distribution companies, BSES Yamuna Power Limited (BYPL) covering Central and East areas and BSES Rajdhani Power Limited (BRPL) covering South and West regions provide electricity to around 22 lakh consumers across an approximate area of 900 sq. kms.

BSES Yamuna Power Limited consists of 14 divisions - Chandni Chowk, Daryaganj, Paharganj, Shanker Road, Patel Nagar, Karkardooma, G.T. Road, Yamuna Vihar, Karwal Nagar, Nand Nagri, Krishna Nagar, Laxmi Nagar, Mayur Vihar I & II, Mayur Vihar III.

BSES Rajdhani Power Limited consists of 19 divisions - Saket, Vasant Kunj, R.K. Puram, Hauz khas, Alakhnanda, Khanpur, Nehru Place, Nizamuddin, Sarita Vihar, Punjabi Bagh, Tagore Garden, Vikaspuri, Janakpuri, Najafgarh, Jaffarpur, Nangloi, Mundka, Palam, Dwarka.

Notice is hereby given that the Seventy-seventh Annual General Meeting of the Members of Reliance Energy Limited will be held on Wednesday, the 7th June, 2006 at 11.00 a.m. at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 to transact the following business :

Ordinary Business

1. To consider and adopt the Audited Profit and Loss Account for the year ended 31st March, 2006, the Balance Sheet as at that date and the Reports of the Board of Directors and Auditors thereon.
2. To confirm the payment of quarterly interim dividend declared by the Board of Directors and declare a final Dividend on Equity Shares.
3. To appoint a Director in place of Shri S. C. Gupta who retires by rotation and, being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Shri J. P. Chalasani, who retires by rotation and, being eligible, offers himself for re-appointment.
5. To appoint M/s. Price Waterhouse, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants, as Joint Auditors, who shall hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.

Special Business

6. To consider, and if thought fit, to pass, with or without modification, the following resolution as an Ordinary Resolution :

   "RESOLVED that in partial modification of Resolution No. 3 passed by the Members at the Extraordinary General Meeting held on 15th February, 2003 approving the appointment and terms of remuneration of Shri S.C. Gupta, Director (Operations) and in accordance with the provisions of Sections 198, 269, 309, 310 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, the Company hereby approves the variation in the terms of remuneration of Shri S. C. Gupta, Director (Operations) for the remaining period of his tenure of office, effective 1st April, 2005 as set out in the supplemental agreement to be entered into between the Company and Shri S. C. Gupta.

   RESOLVED FURTHER THAT save and except the above variations, all other terms and conditions of appointment of Shri S. C. Gupta as approved earlier by the Members, shall remain unchanged."

7. To consider, and if thought fit, to pass, with or without modification, the following resolution as an Ordinary Resolution :

   "RESOLVED that in partial modification of Resolution No. 4 passed by the Members at the Extraordinary General Meeting held on 15th February, 2003 approving the appointment and terms of remuneration of Shri J. P. Chalasani, Director (Business Development) and in accordance with the provisions of Sections 198, 269, 309, 310 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, the Company hereby approves the variation in the terms of remuneration of Shri J. P. Chalasani, Director (Business Development) for the remaining period of his tenure of office, effective 1st April, 2005 as set out in the supplemental agreement to be entered into between the Company and Shri J. P. Chalasani.

   RESOLVED FURTHER THAT save and except the above variations, all other terms and conditions of appointment of Shri J. P. Chalasani as approved earlier by the Members, shall remain unchanged."

Registered Office :
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055
19th April, 2006

By Order of the Board

Ramesh Shenoy
Company Secretary

Notes :

1. **A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of himself and a proxy need not be a Member of the Company. The instrument appointing a proxy should, however, be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the Meeting.**
2. Members who hold shares in dematerialised form are requested to write their Client Id and DP Id numbers and those who hold shares in physical form are requested to write their Folio Numbers in the attendance slip for attending the meeting to facilitate identification of membership at the meeting. Members are requested to bring their copy of the Annual Report to the Meeting.
3. The Company has notified closure of Register of Members and the Share Transfer Books from Saturday, 27th May, 2006 to Wednesday, 7th June, 2006 (both days inclusive), for payment of final dividend on equity shares.
4. Members may please note that the Dividend Warrants shall be payable at par at the designated branches of the Bank printed on the reverse of the Dividend Warrant for an initial period of 3 months only. Thereafter, the Dividend Warrant on revalidation is payable only at limited centres/branches. Members are, therefore, advised to encash Dividend Warrants within the initial validity period.
5. The final dividend on Equity Shares, if declared, at the Annual General Meeting (AGM) will be paid on or after the AGM on 7th June, 2006.
6. Members are informed that in the case of joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.
7. Corporate Members are requested to send a duly certified copy of the Board Resolution authorising their representatives to attend and vote at the AGM.
8. All documents referred to in the accompanying Notice and Explanatory Statement are open for inspection at the Registered Office of the Company on all working days except Saturdays, between 11.00 a.m. and 1.00 p.m. up to the date of the AGM.
9. Non-resident Indian Members are requested to inform Karvy Computershare Private Limited immediately on :
   a. The change in the Residential status on return to India for permanent settlement.
   b. The particulars of the Bank Accounts maintained in India with complete name, branch, account type, account number and address of the Bank, if not furnished earlier.
10. Re-appointment of Directors : At the ensuing Annual General Meeting, Shri S. C. Gupta and Shri J. P. Chalasani retire by rotation and being eligible offer themselves for re-appointment. The details pertaining to these Directors required to be provided pursuant to Clause 49 of the Listing Agreement are furnished in the Statement on Corporate Governance published elsewhere in this Report.

11. M/s. Haribhakti & Co., Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants were appointed at the Seventy-sixth Annual General Meeting of the Company held on 8th June, 2005 as joint auditors of the Company. M/s. Haribhakti & Company have conveyed that they would not be seeking re-appointment as joint statutory auditors of the Company at the ensuing Annual General Meeting. M/s. Price Waterhouse, Chartered Accountants, have conveyed their willingness to be appointed as joint statutory auditor of the Company at the ensuing Annual General Meeting. Special Notice has been received by the Company from a Member proposing the appointment of M/s. Price Waterhouse, as joint statutory auditor for 2006-07.

Explanatory Statement under Section 173(2) of the Companies Act, 1956 to the accompanying Notice dated 19th April, 2006.

Item Nos . 6 and 7

Revision in remunerations of Shri Shri S. C. Gupta, Director (Operations) and Shri J. P. Chalasani, Director (Business Development)

At the Extraordinary General Meeting held on 15th February, 2003, the Members had approved the appointment of Shri S. C. Gupta, Director (Operations) and Shri J. P. Chalasani, Director (Business Development) on the remunerations as specified in the Explanatory Statement annexed to the Notice of the said meeting. Considering the all-round improvement in the operational and financial performance of the Company since then, the Board of Directors deemed it necessary to revise the remunerations payable to Shri S. C. Gupta, Director (Operations) and Shri J. P. Chalasani, Director (Business Development).

The Board of Directors have, therefore, as per the recommendations of Remuneration Committee of the Directors, revised the remunerations of Shri S. C. Gupta, Director (Operations) to Rs. 60 lakh from Rs. 30.97 lakh per annum and Shri J. P. Chalasani, Director (Business Development) to Rs. 50 lakh per annum from Rs 30.63 lakh per annum for the remaining period of their respective tenure of office, effective 1st April, 2005, subject to approval by the Members.

All other terms and conditions of appointment of Shri S. C. Gupta and Shri J. P. Chalasani, approved earlier by the Members, shall remain unchanged.

Your Directors, therefore, recommend the resolutions for your approval.

Copies of the draft Supplemental Agreements to be entered into with Shri S. C. Gupta and Shri J .P. Chalasani and the earlier resolutions relating to their appointments and remuneration are open for inspection of the Members at the Registered Office of the Company between 11.00 a.m. and 1.00 p.m. on any working day, except Saturday, up to the date of the ensuing Annual General Meeting.

Shri S. C. Gupta and Shri J. P. Chalasani are interested in the Resolutions pertaining to the revision in the terms of their remunerations as aforesaid. None of the other Directors is concerned or interested in the resolution.

Registered Office :
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055
19th April, 2006

By Order of the Board

Ramesh Shenoy
Company Secretary

FORWARD LOOKING STATEMENTS

Statements in this Management Discussion and Analysis of Financial Condition and Results of Operation of the Company describing the Company's objectives, expectations or predictions may be forward looking within the meaning of applicable securities' laws and regulations. Forward-looking statements are based on certain assumptions and expectations of future events.

The Company cannot guarantee that these assumptions and expectations are accurate or will be realised. The Company assumes no responsibility to publicly amend, modify or revise forward-looking statements, on the basis of any subsequent developments, information or events. Actual results may differ materially from those expressed in the statement. Important factors that could influence the Company's operations include cost of fuel, determination of tariff and such other changes and levies by the regulatory authority, changes in government regulations, tax laws, economic developments within the country and such other factors.

The financial statements are prepared under historical cost convention, on accrual basis of accounting, and in accordance with the provisions of Companies Act, 1956 and comply with the Accounting Standards issued by the Institute of Chartered Accountants of India. Assets and Liabilities created under applicable electricity laws continue to be depicted under appropriate heads. The management of Reliance Energy Limited ("Reliance Energy") accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. These estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the state of affairs and profits for the year.

OVERALL REVIEW

Reliance Energy is India's leading private sector utility company, with aggregate estimated group revenues of Rs. 10,220 crore (US$ 2.290 billion), and gross fixed assets of Rs. 10,780 crore (US$ 2.416 billion).

Reliance Energy is ranked amongst India's top 20 listed private companies in terms of all major financial parameters, including assets, sales, profits and market capitalisation.

Reliance Energy is India's most valuable private sector power utility company with market capitalisation of over Rs. 13,100 crore (US$ 2.936 billion).

The highlights of performance of the Company for the year 2005-06 are :

- Total Income of Rs. 4,608 crore (US$ 1.03 billion), against Rs. 4,593 crore (US$ 1.03 billion) in the corresponding previous financial year.
- Cash Profit of Rs. 999 crore (US$ 224 million), against Rs. 866 crore (US$ 194 million) in the corresponding previous financial year.
- Net Profit of Rs. 650 crore (US$ 146 million), against Rs. 520 crore (US$ 117 million) in the corresponding previous financial year, an increase of 25 per cent.
- Cash Earnings Per Share for the year of Rs. 50 (US$ 1.1).
- Earnings Per Share (EPS) for the year of Rs. 32.70 (US$ 0.7), an increase of 17 per cent.

On the operational front, the Dahanu Thermal Power Station (DTPS) achieved a Plant Load Factor (PLF) of 98.70 per cent, compared to 101.35 per cent last year.

DTPS maintained top performance in the country with respect to PLF and Heat Rate and other parameters despite loss of demand due to the Mumbai deluge during July-August 2005. The plant was awarded the prestigious "National Award for Excellence in Energy Management" as well as "National Award for Excellence in Water Management" by Confederation of Indian Industry. Eight of its employees received the coveted "Vishwakarma Rashtriya Puraskar" conferred by Ministry of Labour and Employment of the Government of India.

The management has decided to focus on the considerable in-house opportunities, and selective large projects for its (Engineering, Procurement, Commissioning) EPC and Contracts division, in order to optimise shareholder value. The EPC division has an order book position of Rs. 3,358 crore (US$ 758 million) as on 31st March, 2006.

The Delhi distribution companies achieved further improvement in their performance during the year under review. The Companies registered an aggregate net profit of Rs. 22 core (US$ 4.9 million), as against Rs. 67 crore (US$ 15 million) in the previous year. The companies registered an aggregate cash profit of Rs. 311 crore (US$ 70 million), as against Rs. 352 crore in the previous year. The companies are implementing a series of measures for modernisation and upgradation of existing distribution infrastructure, and reduction of Aggregate Technical and Commercial (AT&C) losses.

The enactment of the Electricity Act, 2003 has opened up new opportunities in the Indian power sector. Reliance Energy has undertaken various initiatives during the year as part of its 'Well Head to Wall Socket' growth strategy, with high levels of integration.

Reliance Energy is committed to expanding the customer base in its distribution business through new licenses, through open access on existing networks, and/or through participation in the privatisation process of state owned distribution assets. The Company plans to set up gas, wind, hydro and coal based power generation projects. The Company is also exploring growth opportunities in transmission of power.

Reliance Energy through Reliance Energy Generation Limited (REGL) is setting up a 5,600 MW gas based mega power project at Dhirubhai Ambani Energy City, near Dadri in the state of Uttar Pradesh. With an initial investment outlay of about Rs. 15,400 crore (US$ 3.451 billion), the power project, to be developed in phases, will be the world's largest gas based power generating plant at a single location.

Maharashtra Energy Generation Limited (MEGL) has signed a Memorandum of Understanding on 4th April, 2005 with the Government of Maharashtra to examine the feasibility of setting up a Gas based Combined Cycle Power Plant of up to 4,000 MW capacity at a suitable location in the state of Maharashtra.

The Electricity Act, 2003, has provided opportunities for private sector participation in the power transmission business. The Company proposes to leverage its capabilities and invest in transmission business through its special purpose company viz. Reliance Energy Transmission Limited (RETL), which would undertake the business of establishing, commissioning, setting up, and operating and maintaining electric power transmission systems/networks.

RETL would undertake development of transmission systems broadly in the following areas : (i) Associated with the Company's own generation facilities to mitigate any risk in evacuation of power from the Company's own plants, (ii) Participate in transmission projects associated with development of the national grid and state grids (iii)Participate in the projects associated with system strengthening of the Western and Northern Region grids, (iv) Participate in joint ventures including those with Powergrid Corporation of India Limited and (v) Associated with other generation facilities.

Reliance Energy is committed to creating world-class power infrastructure in the country in pace with regulatory changes and reforms in the domestic power sector. The proven management skills and established project execution capabilities of Reliance Energy will create value for millions of consumers by providing reliable and good quality power at competitive prices and achieving best-practice international standards of service, quality, safety and customer service.

FINANCIAL REVIEW

Reliance Energy's total income for the year ended 31st March, 2006 increased to Rs. 4,608 crore (US$ 1.033 billion), compared to Rs. 4,593 crore in the corresponding previous year.

The total income includes earnings from sale of electrical energy at Rs. 3,179 crore (US$ 712 million) as compared to Rs. 2,890 crore recorded last year. The sale of electrical energy includes income of Rs. 235 crore (US$ 53 million) and Rs. 223 crore (US$ 50 million) from the Samalkot Power Station (SPS) and the Goa Power Station (GPS) respectively.

Turnover of the EPC, Contracts and Elastimold division decreased to Rs. 854 crore (US$ 191 million), against Rs. 1,244 crore in the previous year.

Other income for the year stood at Rs. 574 crore (US$ 129 million), mainly representing interest income.

Operating profit (PBDIT) increased 26 per cent to Rs. 1,322 crore (US$ 296 million) during the year, up from Rs. 1,051 crore in the previous year.

The cost of electrical energy purchased increased by 8 per cent from Rs. 1,004 crore in the previous year to Rs. 1,088 crore (US$ 244 million) during the current year.

During the year, interest expenditure increased to Rs. 192 crore (US$ 43 million) as compared to Rs. 135 crore in the previous year, owing to higher level of debt for the period.

The financial statements are prepared under historical cost convention, on accrual basis of accounting, and in accordance with the provisions of Companies Act, 1956 and comply with the Accounting Standards issued by the Institute of Chartered Accountants of India. Assets and Liabilities created under applicable electricity laws continue to be depicted under appropriate heads. To reflect true value of its prime assets, the Company has revalued assets of its Dahanu Generating Station by Rs. 752 crore (US$ 169 million). In view of this, the depreciation on such revalued asset is higher by Rs. 64 crore (US$ 14 million), and the same has been adjusted by withdrawing equivalent amount from general reserve, which is credited to Profit and Loss account.

The generation undertakings - DTPS, SPS and GPS are eligible for the tax holiday under Section 80IA of the Income-tax Act, 1961 for a total period of 10 consecutive years out of 15 years and hence the effective tax rate for the Company as a whole is governed by Section 115 JB of the Income-tax Act, 1961.

The corporate tax liability for the year was Rs. 86 crore (US$ 19 million), compared to Rs. 26 crore in the previous year. There was a deferred tax asset of Rs. 39 crore (US$ 9 million) for the year. Cash profit was Rs. 999 crore (US$ 224 million) compared to Rs. 866 crore (US$ 194 million) in the previous year.

Net profit for the year recorded an increase of 25 per cent to Rs. 650 crore (US$146 million), against Rs. 520 crore in the previous financial year.

The net profit of Rs. 650 crore (US$ 146 million) has been arrived at after taking into consideration the following higher expenses aggregating Rs. 179 crore (US$ 40 million) for the year :

- Rs. 9 crore (US$ 2 million) towards Bad Debts
- Rs. 60 crore (US$ 13 million) towards increase in Provision for Income tax
- Rs. 81 crore (US$18 million) towards Tax adjustments for earlier years
- Rs.29 crore (US$ 7 million) towards loss on Foreign Exchange Fluctuations
- Excluding the above, the net profit would have been higher at Rs. 829 crore (US$ 186 million), an increase of 59 per cent.

During the period under review, the equity capital of the Company increased by Rs. 26.7 crore to Rs. 212 crore (US$ 48 million), consequent, inter alia, upon and conversion of outstanding 0.5% foreign currency convertible bonds, preferential issue of equity shares and on conversion of warrants.

The total dividend payout for the year at 50 per cent dividend rate is Rs. 119 crore (US$ 27 million) including dividend tax.

Capital expenditure during the year was Rs. 357 crore (US$ 80 million), primarily on account of expenditure incurred on modernizing and strengthening of the distribution network.

Total gross assets increased during the year to Rs. 5,471 crore (US$ 1.2 billion).

The Company ranks third among Indian private sector companies in terms of net worth. As on 31st March, 2006, the net worth of the Company stood at Rs. 7,873 crore (US$ 1.76 billion).

RESOURCES AND LIQUIDITY

Reliance Energy continues to maintain its conservative financial profile, as reflected in its top-end credit ratings.

Reliance Energy's long-term debt is rated 'AAA' from CRISIL, the highest rating awarded by the agency. FITCH Ratings India has also awarded 'Ind AAA' debt rating for the Company, indicating the highest credit quality. The Company's debt is rated 'MAAA' from ICRA, reflecting inherent financial strength.

The Company's gross debt as at the end of the financial year stood at Rs. 4,267 crore (US$ 956 million). Of this debt, nearly 53 per cent represented foreign currency denominated debt.

The average final maturity of the Company's long-term debt is about 5 years. The average interest cost is about 4.3 per cent per annum.

Reliance Energy's current cash flow levels, for less than four years, are adequate to extinguish its entire gross debt, reflecting its inherent financial strength and conservatism. At net level, the Company is currently debt free.

The Company funds its long-term and project related financing requirements from a combination of internally generated cash flows and external sources. The working capital requirements are met through commercial rupee credit lines provided by a consortium of Indian and foreign banks.

The Company also undertakes liability management transactions and enters into other structured derivatives arrangements such as interest rate and currency swaps. This is practised on an ongoing basis to reduce overall cost of debt and diversify liability mix.

INDUSTRY STRUCTURE AND DEVELOPMENTS

Electricity plays a critical role in supporting a sustained growth in almost all facets of economical development of any country. Availability of reliable and quality power with appropriate blend of superior customer care is the key requirement of an ideal electricity sector.

The Indian domestic power sector is adversely affected by huge capacity shortages, high level of transmission, distribution and commercial losses, lack of grid discipline, excessive workforce, ageing networks, and lack of commercial orientation. As per Census – 2001, 45% of Indian households do not have access to electricity whereas 56% of rural households do not have access to electricity.

Against such backdrop, the Government of India ("the Central Government") in association with State Governments have initiated a number of measures for augmenting the sectoral capability. The National Common Minimum Programme (of the Central Government) commits to pay special attention for augmenting and modernizing the rural infrastructure. The household electrification is targeted to be completed in 5 years. Accordingly, the programmes of the Government of India are primarily focused on the following : -

a. Access to electricity – to be made available for all households in the next 5 years

b. Availability of power by demand to be fully met by year 2012

c. Energy shortage and the peak requirement to be overcome with higher power generation capacity and development of adequate spinning reserve

d. Per capita consumption of electricity to rise to over 1,000 Kwh in the next 10 years (from the existing level of about 600 Kwh)

e. The sector to achieve financial and commercial turn around

f. Consumers' interest to be accorded top priority.

In a bold and comprehensive initiative, the Central Government has enacted the Electricity Act, 2003 ("the Electricity Act") that provides a path forward for changing the paradigm of the electricity sector. The Act seeks to create liberal framework of development for the power sector by distancing Government from regulation. It has replaced the three existing legislations, namely, Indian Electricity Act, 1910, the Electricity (Supply) Act, 1948 and the Electricity Regulatory Commissions Act, 1998.

The enactment of the Electricity Act was a right step forward by the Central Government. During the last two financial years, the Central Government, Central Electricity Regulatory Commission ("CERC") and various State Regulatory Commissions ("SERC") have come out with various rules and regulations for effective implementation of the provisions of the Electricity Act.

These rules/regulations are meant for creating a vibrant and progressive legislative framework to facilitate a targeted 8% to 10% economic growth of India. The sector is envisaged to become more efficient through development of competitive market.

The said Act permits free entry into generation thereby delicensing generation with captive generation being freely permitted. This would expedite the project cycle from the project planning to completion stage and would offer much relief to Independent Power Producers. It is not just the simplified procedures for setting up generation facilities, that the Act offers to generating companies, by allowing open access to transmission lines and third party sales, it would also allow generating companies to bypass State Electricity Boards ("SEBs") and sell power directly to industrial houses. This will make the valuation of generating companies more attractive because they will have a better cash-flow position. The generating companies will now not face the problem of timely recovery of dues from bankrupt distribution utilities and the sector can hope to see more investments. The Act introduces the possibility of third party sale by generators, instead of only to SEBs and thereby moving away from the single buyer model, which would bring in competition in power supply to both bulk and retail consumers. Also, the Act permits open access to transmission lines which would in turn unlock the bottled capacities of the captive power plants.

The Central Government in the last fiscal year has notified a comprehensive policy namely "National Electricity Policy". The policy aims at laying guidelines for accelerated development of the power sector, providing supply of electricity to all areas and protecting interests of consumers and other stakeholders keeping in view availability of energy resources, technology available to exploit these resources, economics of generation using different resources, and energy security issues.

The National Electricity Policy has been evolved in consultation with and taking into account views of the State Governments, Central Electricity Authority ("CEA"), Central Electricity Regulatory Commission ("CERC") and other stakeholders.

The National Electricity Policy has set the goal of adding new generation capacity of more than 1,00,000 MW during the 10th and 11th Plan periods so as to achieve per capita availability of over 1,000 units of electricity per year and to not only eliminate energy and peaking shortages but to also have a spinning reserve of 5% in the system. Development of the power sector has also to meet the challenge of providing access for electricity to all households in the next five years.

The Central Government has followed the enactment of the Electricity Act with other major reform initiatives during the period under review, which include :

- Formation of Appellate Tribunal for Electricity
- National Tariff Policy
- Ultra Mega Projects
- Integrated Power Policy
- Launch of nation-wide Rural Electricity Infrastructure and Household Electrification Programme - Rajiv Gandhi Gramin Vidyutikaran Yojana

Appellate Tribunal for Electricity

The Central Government, in order to bring in higher autonomy and transparency in the regulatory mechanism of the sector has established the "Appellate Tribunal for Electricity" (under Section 110 of the Electricity Act). The Appellate Tribunal will hear appeals against the Adjudicating Officers and/or the appropriate Regulatory Commission under the Act. The Tribunal has become operational from 21st July, 2005.

National Tariff Policy

The objectives of this tariff policy are to : (a) ensure availability of electricity to consumers at reasonable and competitive rates; (b) ensure financial viability of the sector and attract investments; (c) promote transparency, consistency and predictability in regulatory approaches across jurisdictions and minimize perceptions of regulatory risks; (d) promote competition, efficiency in operations and improvement in quality of supply. The Tariff Policy was notified by the Central Government on 6th January, 2006.

Ultra Mega Projects

Recognizing the fact that economies of scale leads to cheaper power, the Central Government has introduced the concept of development of "Ultra Mega Projects" across the Country. The envisaged projects will be awarded to the private sector through tariff based competitive bidding.

The Ministry of Power of the Central Government Power Finance Corporation (PFC) and the CEA are working closely for successful implementation of the said concept of "Ultra Mega Projects".

The Ultra Mega Projects will create a capacity of 4,000 MW (each) with scope for future expansion. With the implementation of such large projects, it is expected that the power demand of a number of states will be met effectively. In order to enhance the investor's confidence, reduce the risk perception and to obtain a fair response to the competitive bidding process for the Ultra Mega Projects, the Central Government is also planning to provide necessary site, fuel linkage in captive mining blocks, water and necessary clearances with respect to environment, forest, etc., through shell companies. These shell companies will also be responsible for tying up necessary inputs from potential buyers of power along with appropriate terms and conditions with Utilities and Payment Security mechanism.

In the first phase, two projects at pit head site and three projects at costal locations have been identified for development of Ultra Mega Projects. The Central Government has already approved setting up of the following five shell companies :

- Sasan Power Limited (Madhya Pradesh)
- Akaltara Power Limited (Chhattisgarh)
- Coastal Gujarat Power Limited (Gujarat)
- Coastal Karnataka Power Limited (Karnataka)
- Maharashtra Ultra Mega Power Project Company (Maharashtra)

Integrated Power Policy

In order to draw up an Integrated Energy Policy linked with sustainable development that covers all sources of energy and addresses all aspects including energy security, access and availability, affordability and pricing, efficiency and environment the Prime Minister and the Deputy Chairman, Planning Commission decided to set up an Expert Committee.

The Committee was constituted on 12th August, 2004 and the draft Report of the Committee was circulated by the Planning Commission on 21st December, 2005. The Report is under examination of the Commission.

Other Initiatives

Besides the above policy initiatives, several other Policies are being finalised by the Central Government for development of a sound electricity sector. These include :

- National Electricity Plan
- Tariff Based Competitive Bidding Guidelines for Transmission Service
- Environment Policy
- Policy Guidelines for Private Sector Investment in Transmission
- Guidelines for Development of Hydro Electric Projects by Private Developers

All these policy measures of the Central Government are focused to encourage private sector participation in all the segments of the electricity value chain.

BUSINESS REVIEW DISTRIBUTION BUSINESS

Mumbai Distribution Business

The Company has been in the field of Power distribution for over seven decades and with its emphasis on continuous improvements, has achieved the distinction of consistently operating its distribution network with 99.9 per cent online reliability.

Consumers :

The number of consumers at the end of the year was 24.9 lakh (previous year 23.8 lakh).

Consumer Profile and Units Sold :

Number of Consumers


85.62%
13.34%
1.04%

In Millions


1.82
1.88
1.97
2.04
2.13
0.05
0.27
0.05
0.29
0.05
0.30
0.03
0.31
0.03
0.34
01-02
02-03
03-04
04-05
05-06
Industrial
Commercial
Residential

Units sold to different classes of consumers


55.1%
31.1%
13.8%


In MUs
3132
1344
1200
3283
1417
1180
3232
1758
1127
3554
1889
1059
3799
2147
949
01-02
02-03
03-04
04-05
05-06
Industrial
Commercial
Residential

Revenue :

The billing revenue by Mumbai Distribution Business of the Company for the year was Rs. 2,708 crore (Previous year, Rs. 2,454 crore).

System Loss :

The Company continued its efforts on various fronts including conducting energy audits, detection of thefts, replacement of defective/ stopped meters, replacement of meters by static meters, and strengthening of distribution network to improve system performance. The Company's installation of energy meters on Distribution Transformers and mapping of consumers to their respective distribution transformer facilitates energy accounting and helps in detection of thefts and other irregularities. The vigilance drive has been continued extensively during the year. The schemes for augmentation of distribution network, relieving loaded cables and transformers, installation of capacitors have confirmed to contain the technical losses.

Meter Modernisation :

The Company has installed electronic meters for all new consumers and has also replaced 6,60,219 single phase and 14,504 poly phase electromechanical meters by electronic meters for existing consumers. The electromechanical meters are prone to reduced accuracy resulting from frictional fatigue due to its moving parts. The electronic meters record the energy consumption with greater accuracy.

System Network :

The maximum demand registered in the Company's system during the year was 1,331 MVA against 1,272 MVA during the previous year, marking an increase of 4.64 per cent (previous year 3.6 percent). The System Utilization Factor was 68.63 per cent (previous year 66.94 per cent).

At the close of the year, there were 3,114 kms of High Tension (HT) and 3,116 kms of Low Tension (LT) Mains on the Company's system, with the addition of 102 kms of HT and 77 kms of LT lines during the year.

During the year, the installed capacity of Power Transformers increased by 140 MVA to 2,022 MVA. The additions of capacities were made to seven existing/new receiving stations of the distribution systems of the Company. Installed capacity of Distribution Transformers increased by 207 MVA to 2,874 MVA. Also, with the addition of 156 new substations, there were 4,002 sub-stations at the end of the year. The peak power factor improved from 0.95 to 0.97 due to installation of 287 LT APFC panels which is around 108 MVAr.

Consumer Service :

The year 2005-06 witnessed further initiatives to meet Reliance Energy's commitment to international standards of customer service.

E-Bills : Company has started sending E-Bills for a select group of consumers. This facility will be further extended to the appropriate group of interested consumers.

Payment : Reliance Energy now provides 2,090 payment locations to its customers including drop boxes in its area of supply and also at select strategic locations outside the area of supply. In view of concentrated residential buildings, drop boxes have been installed in various housing societies for convenient proximity to the consumers. Various new payment modes have also been introduced for greater customer convenience. The Pay-By-Phone facility enables customers to pay by SMS, Telephone, internet and standing instruction. In addition, the customer can continue to pay from the comfort of his home through Credit Cards and Net Banking on REL's website, www.rel.co.in.

Call Centre : The Reliance Energy Call Centre is a single window, state-of-the-art 24 x 7 call centre with multi skilled agents who offer services in English, Hindi, Marathi and Gujarati. With an easy to remember number 3030 3030, it has been established to handle all customer complaints, queries and other information needs.

New Customer Care Centres : With a motto to provide its customers a world class experience at all its touch points, Reliance Energy has initiated a process of redesigning its 53 Customer Care and Cash Collection Centres. As of now, 38 of these customers touch points have been upgraded.

Website : Reliance Energy's website www.rel.co.in continues to be customer friendly with features like new connection status enquiry, information on planned outage, payments etc.

Automation and Information Technology

The year 2005-06 witnessed implementation of SAP IS-U / CCS (Industry Solution Utility – Customer Care Solution) at REL, which is playing a major role in achieving international standards of customer service in terms of improved billing etc. This technical initiative will facilitate better and faster access to data and information across the organization leading to improved service delivery and response to customer needs.

Using Geographical Information System (GIS), specific tools have been developed for system operation maintenance. GIS is being integrated with other IT systems like Supervisory Control and Data Acquisition (SCADA), Network Analysis, SAP (PM, MM), Outage Management Systems (OMS) and Customer Information Systems

(ISU-CCS). This integrated approach would yield substantial benefits in terms of quicker customer response, efficient maintenance management and improvement in system control.

After zonal offices being upgraded to Fibre Optic technology, the next step was to enhance the efficiency of the SCADA network. Towards this, SDH technology was used that has led to a very superior network with minimal downtime.

Along with Lotus Notes messaging, Reliance Energy has also implemented Lotus Notes IM (Instant Messaging) that allows effective and quick communication within the organization.

Several Electronic Document Management Systems (EDMS), Work Flow and Knowledge Management systems have been implemented in various departments like HR, Legal, and Secretarial.

All this ensure that World-class IT systems meet international customer service standards and increase the overall efficiency and productivity of the individual leading to improvement in overall performance of the organization.

Training Institutions

Reliance Energy has two well developed training institutions, namely Reliance Energy Management Institute (REMI), Versova Technical Training Centre (VTTC) and the Technical Training Centre at Dahanu.

Delhi Distribution Business

The Delhi distribution companies, viz. BSES Rajdhani Power Limited (BRPL) and BSES Yamuna Power Limited (BYPL) are implementing a series of measures aimed at improving customer service and reducing aggregate technical and commercial (AT&C) losses.

The privatisation scheme for Delhi distribution circles envisages a 16 per cent post-tax return on equity, with an incentive based mechanism for higher returns linked to overachievement of loss reduction targets. The Delhi distribution companies are taking all necessary steps to garner this upside potential.

The AT&C losses in BRPL and BYPL have declined from 40.9 per cent and 50.2 per cent in year 2004-05 to 35.6 per cent and 44.1 per cent respectively during the year against the bid level of 36.70 percent and 45.05 per cent respectively committed by the Discoms under the Transfer Documents. Average Overall Collection Efficiency for both Discoms was maintained at 104 per cent.

The Delhi Distribution Companies registered an aggregate total income of Rs. 3,599 crore during the year, against Rs. 3,248 crore in the previous year, an increase of nearly 10.8 per cent. The income for the current year is net of the 5 per cent rebate allowed to the domestic consumers pursuant to the roll back of the tariff hike announced by GoNCTD.

The EBIDTA for the year aggregated Rs. 235.28 crore compared to Rs. 366.39 crore for the year 2004-05, a decrease of 36 per cent (This was primarily due to prudent provisioning for bad debts aggregating Rs. 125 crore (34 per cent) and increase in BST to the tune of Rs. 347 crore). The aggregate power purchase cost increased from Rs. 2,452 crore (13.743 billion units) to Rs. 2,799 crore (14.055 billion units). The average BST also increased from Rs. 1.78 per Kwh to Rs. 1.99 per Kwh during the current year, an increase of 11.6 per cent. The other operating expenses have either declined, remained constant or have only marginally increased. This was achieved due to tight control and monitoring of all operating expenses and processes.

The comparable aggregate profit before tax for 2005-06 was Rs. 85 crore against Rs. 180 crore for 2004-05 which after adjustments/ provisions for (i) prior period income (LPSC), (ii) doubtful debts and (iii) taxation results in an aggregate net profit of Rs. 22 crore against Rs. 67 crore for 2004-05. The net profit for 2005-06 is after absorbing a higher charge for depreciation, amortization and interest on term loans tied up for the CAPEX in comparison to 2004-05.

The aggregate Capital Expenditure incurred during the year amounted to Rs. 749 crore for the up-gradation, strengthening and modernization of the distribution system. The aggregate net block including Capital Work-in Progress (CWIP) stood at Rs. 3,208 crore.

The additional loans sanctioned by various Banks during the year 2005-06 for financing the Capital Expenditure of the Discoms aggregated Rs. 750 crore raising the total loans sanctioned for the purpose to Rs. 1,415 crore.

The interest on fixed loans charged to revenue increased from Rs. Nil crore in 2004-05 to Rs. 46 crore during 2005-06 due to additional borrowings during the year for financing of Capital Expenditure.

The liquidity of the Discoms was also comfortable for meeting its day to day operating expenses. The aggregate fund based limits from Consortium of Banks for working capital was Rs. 295 crore against which utilization was Rs. 129 crore (net of cash and Bank balances).

The aggregate consumer base grew by 9.23 per cent to reach 2.40 million.

There was also improvement in the technical parameters - load shedding on account of system constraints declined by 50 per cent in BRPL and by 57 per cent in BYPL. The Average System Availability Index has gone up from 99.35 to 99.48 in BRPL and 99.36 to 99.57 in BYPL.

Key Initiatives for 2005-06

1. *External Interface*
   - Increased frequency and transparency of interactions with external entities such as RWAs, government, bureaucrats, the regulator and media.
   - Focus of media is now more on basic issues facing the electricity sector, such as theft and power availability.
2. *Customer Care*
   - Focus has been on winning customer confidence through better communication and increased customer convenience.
   - Improved existing customer facing and Meter-to-cash processes to reduce incidence of customer complaints and to ensure faster turnaround of customer requests and complaints
   - Enhanced customer convenience through the following initiatives :
     - Enhanced payment facilities (penetration of existing modes and added new)
     - Mobile customer service vans

- Authorized retailers for meters
- Enhanced call centre with IVRS
- Enhanced website
- Improved infrastructure (plans to upgrade all 33 CHDs underway)
- Training of customer care personnel

- Key improvements include the following :
  - Faster resolution – pendency beyond DERC norms has reduced significantly.
  - Reduction in billing and metering complaints.

3. *Commercial side : Meter to cash processes*

- The focus areas have been as follows :
  - Improved meter reading quality through increased downloads, better outsorting algorithms, rationalized meter reading codes and improved monitoring.
  - Identified billing software issues and fixed them
  - Improved the working of meter management group
  - Tightened the Bill Amendment Module processes to have better monitoring on credits given to customers.
- Key improvements seen are as follows :
  - Download percentage for electronic meters has increased
  - Percentage successful reads increased significantly
  - Percentage of average and provisional bills reduced
  - Bill amendments reduced.

4. *Enforcement / Dues Recovery*

The focus areas have been as follows :

- Augmentation of teams and requisite infrastructure
- Defined and tightened case-to-cash process
- Set in place Analytics team to assist in targeted enforcement
- Defined and rolled out incentive schemes for personnel against targets
- Coordinated with media to ensure positive press coverage due to raids, and in general for education on the ill effects of power theft.

5. *Technical Initiatives*

The focus areas have been as follows :

- SCADA : 54 stations operational from Control Room (100% implementation by April, 06)
- Grid AMR : 100% implementation completed
- DT Metering : started, target date for completion - June '06
- GIS : EHV & HT Network live on GIS
- Survey for LT Network & Consumer Indexing in progress
- Real time monitoring of HT, LT and No current faults
- Online update of load shedding, breakdowns and shutdowns to call center
- Integrated IT driven system in for Central Control Room, Division offices, Breakdown Offices, Call Center and Local Complaint Centers

High Voltage Distribution System (HVDS) : 359 colonies have been electrified on High Voltage Distribution System in BRPL and 118 colonies have been electrified and energized in BYPL and works are in progress in 33 colonies in BRPL and 15 colonies in BYPL, which will be completed progressively in FY 06-07. Consumers acquired till 31st March, 2006 under HVDS scheme are 97,000 and Energy collections for the same till date is Rs. 4.5 crore. In addition 21 JJ/UCs in BRPL and 44 in BYPL have been electrified on LT to reduce the pilferage of power.

Key improvements seen are as follows (FY 2005-06 vis-à-vis FY 2004-05) :

- Number of trippings (EHV and HT) reduced by 20% and 24% in BRPL and BYPL respectively
- Average response time for "no-current" complaints reduced by 13 per cent for BRPL and 21 per cent for BYPL.

6. *Human Resources and Performance Management*

- Focus has been on bolstering the organizational performance mainly through infusion of talent, training and inculcating performance orientation
- Performance management framework rolled out at Circle and Division levels; Monthly scorecards prepared and reviewed with the managers
- Rationalized top management MIS with a focus to assist management in monitoring performance.

7. *Augmentation / Maintenance*

To further improve reliability and availability of supply, 4 new grid stations are being commissioned in BRPL enhancing EHV level capacity by 294 MVA. Additionally, to improve voltage profile and mitigate low voltage/fluctuation complaints, 135 MVAR shunt capacitors have been added. 1 New Grid station is being commissioned in BYPL enhancing EHV level capacity by 147 MVA. Capacity increase in this case is 96 MVAR.

To further strengthen the EHV Network, along with other cable replacement works, 14 Nos new EHV Feeders have been added in BRPL and 5 Nos in BYPL resulting in an addition of 101 kms in the EHV circuit length in BRPL and an addition of 96 kms in BYPL.

In order to improve and strengthen the distribution network, DT transformation capacity of 150 MVA in BRPL and 94 MVA in BYPL has been added. The total existing HT circuit length has been increased by 108 kms. in BRPL and 37 kms in BYPL along with the addition of 75 Nos and 24 Nos New feeders respectively.

Orissa Distribution Business

The three Orissa Distribution Companies have in the last 3 years, made substantial improvement with cash collections rising by almost 50 per cent, without any increase in tariff. These discoms now service all current liabilities as well as accumulated obligations. The Company has made adequate provision for diminution in the value of its investments in these companies.

The Orissa Electricity Regulatory Commission (OERC) has not given any increase in tariff for seven consecutive years in retail supply and the tariff order as computed by the OERC has resulted in negative return to discoms. The three discoms have represented to OERC to recognize the past gaps as regulatory assets and are seeking the support from regulators/Appellate Tribunal for Electricity.

GENERATION BUSINESS

Dahanu Power Station

During the year, the Dahanu Thermal Power Station (DTPS) generated 4.323 billion units at an average Plant Load Factor (PLF) of 98.70 per cent, against 4.439 billion units generated at a PLF of 101.4 per cent in the corresponding previous year - decrease of 2.65 per cent in the units generated. The Station achieved a plant availability of nearly 95 per cent during the year.

During the year, the Company purchased 3.921 billion units of electrical energy from external sources, which was higher by 17 per cent compared to the off-take in the corresponding previous year.

DTPS is the country's best thermal power plant on various parameters such as PLF, availability and heat rate. The Power Station achieved record performance despite major maintenance of one of the units at Dahanu for 31 days during the year.

DTPS maintained top performance in the country with respect to PLF / Heat Rate and other parameters despite loss of demand during the Mumbai deluge during July-August 2005. The Power Station was awarded the prestigious "National Award for Excellence in Energy Management" as well as "National Award for Excellence in Water Management" conferred by the Confederation of Indian Industry. Eight of its employees received the coveted "Vishwakarma Rashtriya Puraskar" conferred by the Ministry of Labour and Employment of the Central Government.

The Dahanu Power Station also emerged as one of the top performing coal based power stations in the country for the year.

Dahanu Power Station participated in the benchmarking project undertaken by the Confederation of Indian Industry (CII) to make "Indian Power Plants World Class". More than 25 operation and maintenance practices being followed at Dahanu Power Station were identified as best practices in power generating station in India.

The Power Station has taken up a major initiative in the form of "Six Sigma Quality Initiative" for all round improvement in business processes of the Power Station.

Samalkot Power Station

During the year, the 220 MW Combined Cycle Power Station recorded a PLF of 45.3 per cent, against a PLF of 61 per cent in the previous year. The power station generated 874 million units, against 1,178 million units in the previous year. The average Gas availability to the Power station decreased to 0.59 million cubic meters as against 0.68 million cubic meters per day last year resulting in lower PLF this year.

The plant availability factor was 89.39 per cent, despite 32 days of a first major overhaul carried out during the year. The loss of Availability due to forced outages (break downs) was only 0.17 per cent as against 0.25 per cent in the previous year which reflects improved Reliability of the Power Station.

Goa Power Station

During the year under review, the 48 MW Combined Cycle Power Station generated 393 million units, including 42 million units as Deemed Generation, at an average PLF of over 93.32 per cent against a generation of 383 million units and PLF of 91.00 per cent achieved in the previous year The station achieved plant availability of 96.93 per cent compared to 97.33 per cent achieved in 2004-05. Both generation and PLF increased by over 2.6 per cent during the year over that of the previous year. Gross Station Heat Rate was better by 0.64 per cent at 2,022 Kcal/Kwh compared to 2,035 Kcal/Kwh achieved in 2004-05.

The higher generation and PLF were achieved in spite of lower dispatch instruction by Government of Goa. Incentives offered to consumers for improved load factor and higher off take during off peak hours helped significantly in smoothening the hourly load curve and improved the overall efficiency and utilisation of the station.

Continuous efforts towards energy conservation have reduced the auxiliary power consumption to about 2.40 per cent compared to 2.47 per cent achieved in the previous year.

The Goa Distribution System achieved an overall reliability of over 99.5 per cent. The entire Metering and Billing Cycle was reduced to 2-3 days and 98 per cent collection efficiency was achieved.

Kochi Power Station

BSES Kerala Power Limited (BKPL), a joint venture with Kerala State Industrial Development Corporation Limited (KSIDC) operates a naphtha based 165 MW power plant in the state of Kerala.

During the year under review, the plant could not operate at a significant PLF level, mainly on account of no-dispatch instruction from the Kerala State Electricity Board (KSEB) as per merit order dispatch, due to steep increase in naphtha prices. However, the availability of the plant was 99.99 per cent.

During the year, the Supreme Court dismissed the petition made by KSEB on the arbitration award to BKPL on settlement of outstanding dues. KSEB has released Rs. 80 crore on 31st June, 2006, as adhoc payment against amount due as per arbitration award.

Wind Farm Project

During the year, the Company's Wind farm project consisting of 33 windmills with an aggregate capacity of 7.59 MW at Chitradurga in Karnataka generated over 22.7 million units. The wind farm recorded a PLF of 34.1 per cent during the year 2005-06 as against 35.6 per cent during the previous year.

EPC BUSINESS

During the year, the EPC and Contracts division recorded a turnover of Rs. 880 crore.

The division has about Rs. 3,358 crore worth of orders on hand as on 31st March, 2006 which are under various stages of execution. The current manpower strength of the EPC Division is around 425 and the division is looking to reinforce its strength for execution of its various ongoing projects.

The division is engaged in various fields of EPC business in the power sector such as generation, transmission and distribution of power. The past experience in EPC projects and the Reliance Group's project management skills will enable the division to emerge stronger and capture new opportunities that may arise in the future.

During the year, Reliance Energy was awarded a contract for rural electrification worth Rs.734.7 crore for electrification of 6,715 villages in 17 districts of Uttar Pradesh by the Uttar Pradesh Power Corporation Limited. Scope of work includes the erection and commissioning of 52 new 33/11 kV substations, 33 kV new lines, augmentation and modernisation of 81 substations.

Reliance Energy bagged a contract from Haryana Power Generation Company Limited to set up 2 x 300 MW Power Project at Yamuna Nagar on EPC basis for Rs. 2,097 crore. The completion schedule is 27 months and 30 months for Unit No. 1 and Unit No. 2 respectively from the date of the Notice to proceed i.e. from 20th August, 2005. The completion of Yamuna Nagar Thermal Power Plant-II project within 27 months shall be a major milestone in India's power history. The Company has tied up with Shanghai Electric Corporation (SEC) of China for supply and erection supervision of main power plant equipments i.e. boiler, turbine, generator and their auxiliaries and station control and instrumentation. The engineering partners for the project would be Black & Veatch and DCPL of Kolkatta.

The EPC Division executed Delhi Discom project work worth Rs. 509 crore during the financial year. This included electrification of 450 unauthorised colonies through HVDS system, state-of-the-art SCADA Backup control center at Balaji Estate, GIS mapping of entire electrical network of Delhi Discoms, erection and commissioning of two EHV Grids, replacement of 5 lakh meters, 500 nos HV/LV distribution schemes for reliability improvement of the Delhi network.

NEW INITIATIVES AND BUSINESS DEVELOPMENT

The enactment of the Electricity Act and the subsequent introduction of various regulations have opened up new opportunities in the Indian power sector. Reliance Energy has made presentations to the stakeholders in various states on the road map to develop and shape the power markets so as to make them competitive and efficient. Further, the Company has undertaken various initiatives, during the year as part of its growth plans as discussed below :

Distribution

Reliance Energy became the first company to obtain in-principle approval under the Electricity Act for a distribution license using its own network in New Delhi Municipal Corporation's (NDMC) area of supply.

Reliance Energy participated in the competitive bidding process invited by UPPCL, for acquisition of a majority stake in the five distribution companies in Uttar Pradesh. At present, pre-qualification bids have been invited and thereafter the pre-qualified bidders would be invited for due diligence and final bidding.

The Company has applied to the Uttar Pradesh Electricity Regulatory Commission (UPERC) for grant of distribution licenses using own distribution system in Meerut, Ghaziabad and Noida. UPERC has initiated the process for grant of licenses. Reliance Energy has published Public Notice as required under the Electricity Act. As per the provisions of the said Act, Public Hearing has already been held by UPERC and the Commission is processing the application of the Company.

The Company is closely following the progress of power sector reforms in various states so as to participate in the privatisation of state owned utilities as and when they are put up for privatisation/sale of equity stake.

Generation

Reliance Energy is exploring various opportunities to set up gas, coal, wind and hydro based power generation projects. The projects currently at an advanced stage of development include the following :

- **5,600 MW Project at Dhirubhai Ambani Energy City, Dadri**

  The project is being developed by Reliance Energy Limited through its affiliate Reliance Energy Generation Limited (REGL). The project entails development, construction and operation of a 5,600 MW ultra mega gas based power generation project at Dhirubhai Ambani Energy City, near Dadri in Ghaziabad District of Uttar Pradesh (UP).

  With an initial investment outlay of Rs. 15,400 crore, the power project, to be developed in phases, will be the world's largest gas based power generation plant at a single location.

  The Company has already acquired 2,100 acres of land required for the project. The land registration in favour of REGL has already been done.

  The project has already received all statutory clearances from the Central and UP government authorities including the following :

  - Approval from the Ministry of Environment & Forest (MOEF) has been obtained for a capacity of 7,480 MW
  - Award of Mega Power Project Status by the Ministry of Power
  - Water allocation (allocation from Ganga Canal and Ground water allocation)
  - No Objection Certificate from the UP State Pollution Control Board
  - Civil Aviation clearance
  - Registrations under taxation laws.

  An international competitive bidding process for selection of EPC contractors has also been initiated. The Company is also in discussions with Reliance Industries Limited for sourcing gas from its Krishna–Godavari gas field. The Company has also initiated steps for putting into place appropriate gas transportation arrangements up to the power plant premises.

- **1,000 MW Anpara 'C' Power Project**

  Reliance Energy Generation Limited (REGL) had participated in the international competitive bidding process for the 1,000 MW Anpara 'C' Power Project in Uttar Pradesh. The bid was invited by the Government of Uttar Pradesh owned Uttar Pradesh Rajya Vidyut Utpadan Nigam Limited. REGL has been shortlisted as a pre-qualified bidder for further stages of bidding.

  The bid document has been approved by the UP Electricity Regulatory Commission and the final bid is expected to be submitted shortly.

- 4,000 MW Gas Based Power Plant at Shahapur, Maharashtra

  Following the notification of the Power Generation Policy by the Government of Maharashtra to promote investment in the generation sector, MEGL has signed an MOU on 4th April, 2005 with the Government of Maharashtra to examine the feasibility of setting up a Power Plant of up to 4,000 MW at Shahapur in Maharashtra.

  The project is in advanced stage of development and has made progress as under :

  - Land acquisition is in progress
  - Water Supply has been assured by Government of Maharashtra
  - EPC tender for the project has been floated.

- Ultra Mega Project

  Reliance Energy is considering participation in the bidding process for implementation of Ultra Mega Projects being notified by the Central Government.

  The Ultra Mega Projects, being developed on super critical technology, would entail substantial investments to the tune of about Rs. 15,000 crore for each project. Reliance Energy has submitted the Expression of Interest for the following projects :

  - Sasan Power Limited (Madhya Pradesh)
  - *Coastal* Gujarat Power Limited (Gujarat)
  - Maharashtra Ultra Mega Power Project Company (Maharashtra).

- Gujarat Urja Vikas Nigam Ltd. Projects

  Reliance Energy has participated in the bidding process floated by Gujarat Urja Vikas Nigam Ltd. (GUVNL) for purchase of power. The projects are :

  - Coal/Lignite based projects for a Power Purchase Agreement (PPA) for 25 years but all price risks with the seller (i.e. no escalation would be given by GUVNL).
  - Fuel unspecified projects with Variable charges linked to index (not specified yet) and the duration of PPA linked to fuel (15 years for gas, 25 years for coal and 35 years for hydro).
  - Imported coal plant at a suitable location in Gujarat (suggested two coastal locations being in Junagadh and Kutch districts) with variable charges linked to an index.

- 1,000 MW coal and 1,000 MW gas based Power Plant in Karnataka

  State Power Procurement Co-ordination Centre, a Government of Karnataka undertaking has invited Expression of interest for setting up 1,000 MW coal based and 1,000 MW gas based thermal power plants in Karnataka and the Company has communicated its interest in these projects.

- Allotment of Tubed Coal Block – Jharkhand

  The Ministry of Coal of the Central Government invited applications from interested companies for allocation of coal and lignite blocks for captive mining for generation of power, production of iron and steel or cement.

  In response, Reliance Energy has submitted its application for the tubed coal block in Auranga coalfield in the State of Jharkhand. The coal from the tubed coal block is proposed to be utilized in a pit-head 1,000 MW thermal power projects to be developed by Reliance Energy.

- Wind Generation

  It is expected that the current evolving regulatory and legal framework for the domestic power sector may stipulate a minimum level of sourcing from non-conventional sources. As a result, in order to develop benign and environment friendly power sources, Reliance Energy intends to implement wind based power projects in phases with aggregate capacity up to 500 MW spread across various states in India such as Maharashtra, Gujarat, Rajasthan, Karnataka, Tamil Nadu and Andhra Pradesh.

- Hydro Power Generation

  Reliance Energy is exploring hydro based power generation projects in the states of Himachal Pradesh, Uttaranchal, Arunachal Pradesh and other states having hydro potential.

  Reliance Energy has successfully bagged the 280 MW Urthing Sobla Hydro Power project on the Dhauliganga river in Pithorgarh district of Uttaranchal State.

  Reliance Energy has entered into an Agreement with the Government of Arunachal Pradesh for development of two hydro projects at Tato (700 MW) and Middle Siang (1,000 MW). These projects will be developed by Reliance Energy on BOOT basis in association with the Government of Arunachal Pradesh.

  Reliance Energy is also participating in the bidding process for development of hydro projects in the State of Himachal Pradesh.

Transmission

Reliance Energy had participated in the international competitive bidding process invited by the Power Grid Corporation of India Limited (PGCIL), for selection of a joint venture partner for setting up of the transmission lines for Parbati and Koldam hydro-electric projects in Himachal Pradesh, on Build-Own-Operate-Transfer (BOOT) basis.

PGCIL, during the financial year under review, has issued a letter of selection to Reliance Energy with approval to acquire 74 per cent stake in a shell company and to sign the Shareholder's Agreement for formation of a joint venture company with Reliance Energy.

Infrastructure Business

During the financial year under review, Reliance Energy participated as equity investor for the following Infrastructure Projects :

- Mass Rapid Transit System (MRTS), Mumbai
- Road Projects being undertaken by the National Highway Authority of India (NHAI).

OUTLOOK

The enactment of the Electricity Act in 2003 initiated the much awaited transition of the sector from a rigid and inefficient sector towards a more flexible and competitive sector with focus on efficiency, improvement, commercial orientation and consumer benefits.

The financial year under review has witnessed a number of key legislative and policy measures which included :

- National Tariff Policy
- Formation of Appellate Tribunal for Electricity
- Initiative to develop ultra mega power projects to meet the energy shortfall.

The above measures would expedite and further strengthen the initiatives taken in the last few years by the Government towards the development of a sound and competitive power market for the ultimate benefit of the economy. The developments would also encourage private sector participation across the value chain in the electricity sector as it addresses critical issues with reference to transparent regulation, competitive bidding, procurement and development of bulk market.

Another positive development in the year under review has been the historic nuclear deal signed between India and the US which has paved the path for opening up of the nuclear power generation market for private sector participation. The Government has also initiated suitable measures to amend the Atomic Energy Act to facilitate private sector participation in the sector. The Company is keen to participate in nuclear generation and is undertaking preparatory measures in this regard.

Overall, the outlook for the domestic power industry in general, and for Reliance Energy in particular, appears conducive for achieving new heights with the process of transformation that has begun with the advent of the Electricity Act, 2003.

REGULATORY INITIATIVES / ISSUES

The regulatory initiatives taken by the Company and status of pending regulatory matters are as follows:

Opportunities & Threats

The enactment of the Electricity Act, 2003 has brought about reforms in the generation, transmission and distribution of power in the country including provision to harness captive power generation and renewable energy generation. The Maharashtra Electricity Regulatory Commission (Terms and Conditions of Tariff) Regulation, 2005 directs that the tariff proposals hereafter be submitted in segregated businesses of Generation, Transmission and Distribution of power, both, for wheeling and in retail.

The Maharashtra Electricity Regulatory Commission (Distribution Open Access) Regulations, 2005 enables eligible consumers to have open access to the distribution system of such Distribution licensee for obtaining supply of electricity from a Generating company or from a licensee other than such Distribution licensee or from Trading company. The regulation has provided for phase wise eligibility criteria according to which consumers with a contract demand of more than 2 MVA but less than 5 MVA are eligible for open access from 1st April, 2006 onwards.

The regulatory initiatives taken by the Company and status of pending regulatory cases are as under:

Maharashtra-Regulatory Initiatives & Developments

- **Tariff Revision** : The Company has submitted its Annual Revenue Requirement (ARR) for the FY 2005-06 and FY 2006-07 to the Maharashtra Electricity Regulatory Commission (MERC) in which it has prayed that uniform tariff structure be considered for consumers of the city of Mumbai across licensees. As per the Electricity Act 2003, the tariff has to be approved/fixed by the State Regulatory Commission and accordingly the company has been charging and continues to charge for electricity at the tariff fixed by MERC.
- **Distribution License conditions** : MERC has initiated the process for aligning the distribution licence of the company with the provisions of the Electricity Act 2003. A Public hearing on General and Specific licence conditions applicable to the Company was held on 10th January, 2006. The Company is now awaiting MERC approval. The Company continues to be a deemed licensee under section 14 of the Electricity Act 2003 and the validity of the Company's current license is up to 15th August, 2011.
- **Energy Conservation Measures** : In view of the demand and supply gap in Maharashtra and to bridge the estimated demand supply gap during summer, MERC in its order asked the consumers to conserve electricity. The Company has also taken a number of initiatives on consumer awareness on Demand Side Management and Energy Conservation. The Company has also promoted distribution of Compact Fluorescent Lamp (CFL) to all consumers at affordable instalment payment scheme.

Mumbai – Regulatory Initiatives:

- **Standby Charges** : In the matter of standby charges payable by the Company to The Tata Power Company Limited (TPC), the MERC on the directions of the Hon'ble Supreme Court, had directed TPC and the Company to share the Standby Charges in the ratio of 77:23 (being the ratio in which peak demand is met by the generating stations of the two companies) and further directed TPC to refund Rs.322 crore being the excess amount paid/deposited by the Company against which an amount of Rs. 1.17 crore being interest payable by the Reliance Energy would be adjusted as per MERC order. TPC appealed against the Order in the Bombay High Court. The High Court directed TPC to furnish Bank Guarantee for the refundable amount and further directed to take the issue before the Appellate Tribunal. The Company filed a Special Leave Petition (SLP) before the Hon'ble Supreme Court against the interim order of the High Court, seeking cash refund/ adjustment, instead of the bank guarantee. TPC had also filed SLP before the Hon'ble Supreme Court. The Hon'ble Supreme Court disposed of the Company's and TPC's SLPs and directed TPC to file an Appeal before the Appellate Tribunal for Electricity. The Appeal filed by TPC is now being heard by the Appellate Tribunal for Electricity.
- **Predatory Pricing and poaching of Consumers:** MERC has restrained TPC from giving supply to new consumers whose maximum demand is below 1000 KVA till a level playing field is

created. Both the Company and TPC have approached the High Court of Bombay in the matter. The High Court directed both the parties to approach the Appellate Tribunal. The appeals filed by the Company and TPC are being heard by the Appellate Tribunal for Electiricity.

- **Release of Additional Outlets by TPC:** The Company has been requesting TPC for additional outlets to be able to meet the growing demand of the new and existing consumers However, since 1996, TPC has not released any additional outlet(s) required by the Company. The matter was taken up by the Company with MERC. MERC has appointed consortium of the Indian Institute of Technology, Mumbai (IIT) as a consultant to advise MERC on the criteria for providing additional outlet(s). IIT is expected to submit its recommendation to MERC by September, 2006.

  The Company, as directed by MERC, has also initiated discussions with TPC on entering into a Power Purchase Agreement with TPC.

- **Regulatory Approval for works related to Disaster Management:** The city of Mumbai experienced unprecedented rains on 26th July, 2005. On that day, the city recorded the highest rainfall in a day in the last hundred years comprising 40 inches of downpour in suburbs and 3 inches in Southern Mumbai. The suburbs of Mumbai, which constitute the licensed area of the Company, received the highest rainfall, thereby severely affecting its operation. The Company has submitted a detailed Disaster Management Scheme for approval to MERC. The MERC has approved an expenditure of Rs. 36.72 crore in Phase 1. The Company has commenced execution of the works covered under this budget on utmost priority.

Delhi –Regulatory Initiatives

- **Aggregate Revenue Requirement (ARR):** The two Discoms viz. BSES Rajdhani Power Limited and BSES Yamuna Power Limited have submitted their ARR petitions for FY 2006-07 to the Delhi Electricity Regulatory commission (DERC), which have been admitted by the DERC on 30th March 2006 and public notice was issued by both the companies on 7th April 2006 requesting for public response on the petitions.

- **Regulatory Assets:** These DISCOMs have filed appeals in the Appellate Tribunal for Electricity against the DERC Tariff Order for FY 2004-05 for creating Regulatory Assets. The Hearing process of the parties concerned has been completed and the order from the Appellate Tribunal is awaited.

- **Consumer Security Deposit:** These Discoms have filed petitions on Consumer Security Deposit (CSD) with DERC requesting DERC to clarify the mechanism of Payment of Interest on CSD as a major portion of the CSD held by the erstwhile Delhi Vidyut Board which has been transferred to the holding company through the Transfer Scheme. DERC have completed the hearing process and the order on the petition is awaited.

- **Rebate on Power Purchase during July 2002 – July 2004:** The Delhi DISCOMs have filed a petition with DERC on Payment of rebate on power purchase bills during the period July 2002 to July 2004 against DTL. The petition was admitted by DERC on 10th August 2005. DERC have completed the hearing process and the order on the petition is awaited.

- **Regulations:** The Delhi DISCOMs have submitted its comments on the draft Regulations for supply code notified by DERC. DERC has completed public hearings and the notification of the Supply Code Regulations is awaited from DERC.

Other Regulatory initiatives

To pursue opportunities offered in the energy Transmission business by the Electricity Act 2003, the Company has applied for a Transmission License for the Western Region with the Central Electricity Regulatory Commission (CERC).

RISKS AND CONCERNS

Reliance Energy is dependent on the domestic market for its business and revenues. The Company's power generating and distribution facilities are located in India, and virtually all of the Company's revenues including those from the EPC division, are derived from the domestic market. The Company is also making significant investments in various new businesses in the country. These factors potentially expose the Company to any risk of a significant shock to the national economy, and any adverse changes in the policies and regulations related to the power sector.

However, the Government of India has been pursuing progressive policies on economic liberalisation, and reforms in the power sector including considerable reduction in government interference. In addition, the Company closely monitors the Government policy measures to identify and mitigate any possible business risks.

Generation of power at the Company's Power Stations can be affected due to various factors including non-availability of fuel, grid disturbances and such other factors in load management in the grid. The Company has entered into agreements with the fuel suppliers for adequate supply of fuel, thus mitigating the fuel availability risk. To remain unaffected by the grid differences, the Company has developed systems to island its power stations from the grid.

The consumer tariffs are regulated by the Regulatory Commissions. Any adverse changes in the tariff structure could have a material impact on the profitability. However, the Company endeavours to achieve the highest efficiency in its operations, and has been implementing cost reduction measures in order to enhance its competitiveness and maintain profitability.

Pursuant to the Electricity Act, there is risk of rising competition in the supply of electricity in the licensed area of the Company. The Company has built a large and established distribution network that is difficult to replicate by potential competitors, and will endeavour to provide reliable power at competitive costs, with the highest standards of customer care, to meet the threat of competition.

Power projects are highly capital intensive. The highly intensive capital projects run the risks of (i) longer development period due to statutory clearances, financial and infrastructural requirements, (ii) delay in completion of project, (iii) performance risk, and (iv) cost over-run. Reliance Energy is currently sponsoring a 3,740 MW gas based power project. The past experience of the Reliance Group in implementing mega projects without any time/ cost overruns provides confidence on the timely completion of the power project.

Any adverse movement in the value of the domestic currency may increase the Company's liability on account of its foreign currency denominated external commercial borrowings in rupee terms.

However, Reliance Energy has adopted conservative foreign exchange risk management policies in this regard. The Company undertakes liability management transactions and other structured derivatives on an ongoing basis to manage its foreign exchange rate risks.

The Company manages other potential operational risks by adopting suitable human resource development policies, and appropriate health, safety and environment framework.

ADEQUACY OF INTERNAL CONTROLS

The Company has an adequate system of internal control implemented by the management towards achieving efficiency in operations, optimum utilisation of resources, and effective monitoring thereof and compliance with all applicable laws.

The internal control mechanism comprises a well-defined organisation structure, pre-determined authority levels, and documented policy guidelines for appropriate delegation of authority.

The procurement and operational maintenance activities are planned well in advance to avoid any possible risk of late delivery of materials, delay in attending to maintenance needs, etc.

The Company, on a regular basis, stores and maintains all the relevant data and information as a back up, to avoid any possible risk of losing important business data.

The management audit cell undertakes extensive checks and reviews through external firms of chartered accountants, who provide independent and professional observations, and the said cell co-ordinates and follows up for corrective and preventive action.

A qualified and independent audit committee of the Board, comprising all independent Directors of the Company, reviews the internal audit reports, and the adequacy of internal controls.

SAFETY

Reliance Energy attaches utmost importance to safety standards at all the installations of the Company. At all the power stations of the Company, necessary steps are regularly undertaken to ensure the safety of personnel and equipment. Both external and internal safety audits are conducted regularly. Mock drills are conducted to gauge emergency/ disaster management preparedness. The Joint Safety Committee at the Supply Division identifies safety measures to be adopted to continually improve safe working procedures. The electricity accident rate has declined significantly over the years, as a result of various safety measures undertaken. During the period under review, the Dahanu Power Station received the Maharashtra Safety Award – 2004 by the Maharashtra Chapter of the National Safety Council for having the lowest accident frequency rate and longest accident free days in last three years.

As a part of commitment to maintain and continually improve its overall performance in Occupational Health and Safety, the Dahanu Power Station has been certified as per OHSAS 18001 standards by Bureau Veritas Quality International (BVQI).

The Goa Power Station achieved 7 years of accident free plant operation during the year.

The Inspectorate of Factories and Boilers in Goa with the Green Triangle Society (an NGO) has instituted a State Safety Award for the best performing industry in different categories. The criteria of selection included accident records and frequency, legal compliances, environmental and occupational health parameters. In a function on 4th March (National Safety Day), chaired by Hon'ble Chief Minister of Goa, GPS was adjudged First and received the State Safety Award.

ENVIRONMENT

At Reliance Energy, preservation and promotion of environment is of fundamental concern in all its business activities. Reliance Energy having a leading role in delivering reliable and quality products and services to all consumers at competitive costs is conscious of its responsibility towards creating, conserving and ascertaining safe and clean environment for sustainable development.

The Dahanu Power Station continues to perform far better than the stringent operational norms prescribed by the Maharashtra Pollution Control Board, and has received the prestigious Greentech award for excellence in environment management.

The power station continued its afforestration drive with plantation work in the neighbourhood villages.

Emission Parameters at Dahanu Power Station

Sr. No.	Parameters	MPCB* Limits	World Bank. Limit	01-02	02-03	03-04	04-05	05-06
1.	STACK Total Particulate Matter (T.P.M.) mg/Nm3	150	NA	92	73	51.3	29	34.0
	Sulphur Dioxide (SO2) TPD	80.4	100	53	57	56.2	55.7	54.5
	NOx (ppm at 15% excess oxygen v/v)	150	NA	92	89	88.5	88.5	86.1
2.	AMBIENT AIR OUT SIDE PLANT PREMISES							
	Suspended Particulate Matter (S.P.M.) µg/M3	100	100	38	48	50.8	49.8	58.33
	Sulphur Dioxide (SO2) µg/M3	30	100	6	6	4.9	4.2	5.07
	Oxides of Nitrogen (NOx) µg/M3	30	100	6	9	10.4	8.9	10.33

* Maharashtra Pollution Control Board (MPCB)

The Dahanu Taluka Environmental Protection Authority (DTEPA) had directed the Company to install a Flue Gas Desulphurisation (FGD) Plant at the Company's power station at Dahanu as a preventive measure. The Company had submitted a schedule to DTEPA on completion of installation of FGD plant by October 2007. Construction work for the FGD plant has been started at the site and the installation work is progressing well.

As a part of new initiative, a massive and systematic horticultural project has been taken up at Dahanu Power Station. Under enviro-promotion a Chikoo and Coconut Research center has been established. Massive aforestation with green coverage, fruit bearing plants, flowering plants, setting up of nursery, polyhouses for exotic variety of flowers, use of drip irrigation and water harvesting ponds, etc. have been taken up as a part of this project.

Samalkot Power Station

The Samalkot Power Station (SPS) uses natural gas, an environment friendly fuel, as the primary fuel.

A dedicated 'Environment, Health and Safety' (EHS) Manager is assigned with the responsibility of supervising, monitoring and ensuring all necessary actions with regard to environmental issues, at the power station. The average levels of emission recorded at the power station during the year 2005-2006 were much below the limits stipulated for the environmental parameters by the Andhra Pradesh Pollution Control Board (APPCB).

Emission Parameters	APPCB* Limits	Actual Emission levels Year 2005-06
Particulate Matter in ambient air (mg/m3)	0.50	0.11
Sulphur Dioxide in ambient air (mg/m3)	0.12	0.01
Nitrogen Oxide -	75	13.81 stack emission (ppm)

* Andhra Pradesh Pollution Control Board

During the year, the SPS successfully completed the process of ISO 14001 : 2004 certification for Environment Management system as well as of OHSAS 18001 : 1999 for occupational Safety and Health Management Systems. The certification to REL's SPS unit has been accorded by Det Norske Veritas (DNV) for ISO 14001 and OHSAS 18001.

Goa Power Station

During the year, the Goa Power Station successfully completed the pre audit for achieving ISO - 14001-2004 certification. This new standard will be applicable from 2006-07 onwards.

ENERGY CONSERVATION

At Dahanu, the average Heat Rate of 2,286 Kcal/Kwh was achieved during the year. The Heat Rate achieved by the station is the best among coal based thermal power stations in the country.

Apart from several measures to conserve energy, number of projects were also taken up under ISO system's continual Quality Improvement Programmes (QIP) towards energy conservation, reliability, availability and safety improvement.

At Dahanu, 15 senior managers have qualified as Energy Managers and Energy Auditors.

An Energy Management Cell is also formed at Dahanu Thermal Power Station to carry out energy conservation activities with defined Energy policy, procedures and work instructions.

The plant bagged the prestigious "National Award for Excellence in Energy Management" as well as "National Award for Excellence in Water Management" conferred by CII for its focused and systematic approach towards energy and resource conservation, significant projects undertaken and its benchmark performances.

Comprehensive energy audit has been carried out by external auditors from the Confederation of Indian Industry. Implementation of various projects suggested by the team is in progress.

The Samalkot Power Station is adopting appropriate Operation and Maintenance strategies, and is undertaking all possible efforts towards energy conservation.

The power station achieved a gross Heat Rate of 2243 Kcal/ Kwh against the design value of 2256 Kcal/Kwh at the present lower PLF.

The streetlights are provided with Automatic Switching off systems. About 2,000 units of energy is saved each day by these measures, which signifies commitment towards energy conservation.

At the Goa Power Station, a number of energy conservation initiatives were undertaken to reduce auxiliary power consumption, minimize depletion of natural resources and improvement in Heat Rate. These included installation of VFDs at critical auxiliaries, modification of schemes to utilize GT extraction air as Plant Instrument air, commissioning of Plate Heat Exchanger for cooling Gas Turbine atomizing air resulting in reduction of DM water consumption, installation of liquid mounted mechanical shoe type seals on naphtha storage tanks roof to reduce naphtha evaporation losses, etc. All these have resulted in significant energy savings by bringing down the Auxiliary Power consumption to 2.40% compared to 2.47% achieved in 2004-05.

HR AND INDUSTRIAL RELATIONS

Reliance Energy believes that it is the employees' skills and capabilities which will provide the necessary cutting edge to face challenges and market competition. In order to ensure complete focus and undivided attention towards people development and motivation, the Company has formally dedicated the current year towards creating 'People Oriented Organisation'.

With the objective, of being best in class in terms of HR practices, the Company has retained the services of a leading global HR consulting firm, Mercer HR Consulting to conduct a comprehensive HR study.

The study encompasses diagnosis of HR Processes in Reliance Energy Limited to ascertain the current health of existing HR policies and practices and identify areas for augmentation. The business needs and employee expectations have been determined through an elaborate survey and focused group discussions. They are currently engaged in evolving solutions in each identified area with the objective of aligning HR strategies and practices with the business requirements and the 'People Oriented Organistion' concept.

The Company has built a young (average age of 41 years) and vibrant team of highly qualified and competent professionals to meet the emerging business challenges and market competition.

To inculcate an orientation of high performance, the Company has formally introduced a "Recognition and Reward Scheme" under which employees are rewarded for their significant contribution and high performance. High performers are also rewarded in terms of performance incentives, better job profiles and higher responsibilities.

We have been able to develop a harmonious and cordial Industrial Relations environment in the Company through regular, periodic meetings with the Employees' representatives. Issues of concerns of employees are resolved through mutual, collaborative and participative discussions.

Re-emphasizing our philosophy that employee well-being is extremely important, welfare activities have been given a boost. The welfare focus includes recreational and sports activities. Family oriented programmes such as career counselling for employees' children, stress management programmes for families are also conducted.

With the objective of improving the quality of service to employees, the Company is focusing on automation of the HR processes and systems. Various employee services and HR systems including Employees' records are now available online through our ERP System. Employees can avail a number of HR services through the Employee Self Service module of this software.

As part of the Company's commitment to employee development, the Training and Development Team has been substantially strengthened. Dedicated and concerted efforts are made along with the Functional Heads to identify the specific training needs of each employee and also to develop customized training programmes.

Both in-house and external trainings are being imparted to develop technical, behavioural and leadership capabilities. Training institutes at Dahanu and Versova primarily focus on development of technical skills of staff and workmen.

REMI organised more than 300 training programmes covering over 11,000 man days. A new feature during the year was the mass sensitization programmes on various contemporary issues such as attitudinal settings, six sigma, etc.

One of the commendable achievements was the recognition of Versova Training Technical Centre (VTTC) by the Central Electricity Authority (CEA), Ministry of Power, under Indian Electricity Rules and by the USAID for their programmes in Power Distribution. This kind of dual recognition of VTTC would help its emergence as a 'Centre of Excellence for Technical Training' in the country.

COMMUNITY DEVELOPMENT

Goa Power Station, as part of its community development programme handed over Uniforms, Shoes and Compass Boxes to 85 needy students of schools located in and around the power station. GPS had also sponsored the construction of approach road to "Century of Blessed Joseph Vaz" Church of Sancoale.

Other Community Welfare

The Company organised Senior Women's National Cricket Tournament – Reliance Cup 2006 at Dahanu wherein teams from leading Indian states participated. This gave the community an opportunity to witness national level tournament at rural area and for the Company, an opportunity to promote and encourage women's cricket in the country by way of corporate sponsorship.

The Dahanu Power Station honoured five teachers with the Best Teachers' Award for outstanding contribution to promoting education and health service to 300 schools in the tribal areas of Dahanu Taluka and also granted merit scholarships to deserving students of Dahanu.

Water Conservation Project

The Company constructed a permanent concrete water check dam at a village near Ashagad in Dahanu Taluka, which will immensely benefit more than 10,000 villagers around it in terms of water conservation, ground water table improvement, availability of drinking water and water for agriculture.

The Company is committed to improving the quality of life in the communities in which it operates, and to contribute to the overall development of society.

AWARDS AND RECOGNITION

Reliance Energy continues to receive prestigious awards and recognitions for its outstanding performance in various fields.

The Dahanu Power Station received the Maharashtra Safety Award - 2004 from the Maharashtra Chapter of National Safety Council for the lowest accident frequency rate in the year, and the longest accident free hours of operation.

The power station also received the prestigious "National Award for Excellence in Energy Management" and the "National Award for Excellence in Water Management" from the Confederation of Indian Industry.

Eight of the employees of the power station received the coveted "Vishwakarma Rashtriya Puraskar" from the Ministry of Labour and Employment of the Central Government.

The power station was also conferred the prestigious Greentech award for excellence in Environment management.

In recognition of the Company's various environment management programmes, The Energy and Resources Institute (TERI) shortlisted Reliance Energy amongst the finalists for the TERI Environment Management Awards 2004-05.

The power station also obtained OSHAS 18001 certification from BVQI for its Occupational Health and Safety management system. Its Environment Management System (EMS) was upgraded to be certified as per new ISO-14001: 2004 standards.

The Goa Power Station was adjudged First and received the State Safety Award in the category of 'Shipbuilding, Electrical and Electronic Industries'. This award was initiated for the first time in Goa by the Inspectorate of Factories and Boilers in association with Green Triangle Society (NGO). The award was handed over by the Hon'ble Chief Minister of Goa.

The Samalkot Power Station also obtained OSHAS 18001 certification from BVQI for its occupational health and safety management system and its environment management system is certified for ISO-14001:2004 standards.

In no other sector of the economy the need to practice the best governance principles is so relevant and critical than the utility business of distribution of electricity to consumers. We are fully conscious that our business impacts the entire society in which we operate and hence, every citizen is our customer and important stakeholder of our Company.

Reliance Energy's Corporate Governance Principles uphold its global standing at the forefront of corporate governance best practice. Reliance Energy is committed to introducing corporate governance practices in tandem with domestic and international developments to position the Company to conform to the best governance practices. The Company takes feedback into account in its periodic reviews of the guidelines to ensure their continuing relevance, effectiveness and responsiveness to the needs of local and international investors and all other stakeholders.

Governance philosophy of Reliance Energy Limited

In our commitment to practice sound governance principles, we are guided by the following core principles.

1. **Transparency**

   To maintain the highest standards of transparency in all aspects of our interactions and dealings.

2. **Disclosures**

   To ensure timely dissemination of all price sensitive information and matters of interest to our stakeholders.

3. **Accountability**

   To demonstrate highest levels of personal responsibility and continually affirm that employees are responsible to themselves for the pursuit of excellence.

4. **Compliances**

   To comply with all the laws and regulations as applicable to the Company.

5. **Ethical Conduct**

   To conduct the affairs of the Company in an ethical manner.

6. **Stakeholders' Interests**

   To promote the interests of all stakeholders including of customers, shareholders, employees, lenders, vendors and the community.

Governance practices beyond regulatory requirements

Our governance practices go beyond the statutory and regulatory requirements. Our endeavour is to follow the spirit of good governance than mere compliance with the conditions specified by regulatory authorities. With this objective, we have formulated, inter alia, the following policy documents :

1. **Our Values and Commitments**

   We have set out and adopted policy documents on 'values and commitments' of Reliance Energy. We believe that any business conduct can be ethical only when it rests on the nine core values of honesty, transparency, integrity, respect, fairness, trust, responsibility, citizenship and caring.

2. **Our Code of Ethics**

   Our policy document on 'Code of Ethics', in essence, direct that our employees should conduct the business with integrity by excluding consideration of personal advantage.

3. **Our Business Policies**

   Our 'Business Policies' contains the policy on the following :

   - Fair Market Practices
   - Inside Information
   - Financial, Records and Accounting Integrity
   - External Communication
   - Work Ethics
   - Personal Conduct
   - Health & Safety and Environment
   - Quality

4. **Our Prohibition of Insider Trading Policy**

   This document contains the policy on prohibiting trading in the equity shares of the Company, based on inside or privileged information.

5. **Prevention of Sexual Harassment**

   Our policy on Prevention of Sexual Harassment aims at promoting a productive work environment and protects individual rights against sexual harassment.

6. **Work Place Policy on HIV/AIDS**

   The objective of the Policy is to control the epidemic from spreading, help maintain harmony at the work place and help build positive attitude towards those infected with HIV/AIDS.

7. **Whistle Blower Policy**

   Our Whistle Blower policy encourages disclosure in good faith of any wrongful conduct on a matter of general concern and protects the whistle blower from any adverse personnel action.

8. **Environment Policy**

   The Company is committed to achieving excellence in environmental performance, and preservation and promotion of environment is of fundamental concern in all our business activities.

9. **Risk Management**

   Our risk management procedures ensures that the management control risks through means of a properly defined framework.

Compliance with the Code and Rules of LSE and NYSE

The Global Depositary Receipts (GDRs) issued by the Company are listed on the London Stock Exchange (LSE). The Company has reviewed the Combined Code on Corporate Governance of LSE and the Corporate Governance Rules of the New York Stock Exchange (NYSE), though the same are not applicable to the Company. The Company's Corporate Governance practices substantially conform to these codes and rules.

Compliance with Clause 49 of the Listing Agreement

Reliance Energy has reviewed and revised its governance practices so as to implement the provisions of the revised Clause 49 of the Listing Agreement formulated by the Stock Exchanges on the direction of Securities and Exchange Board of India (SEBI).

We present hereunder our report on compliance of governance conditions specified in Clause 49.

I. Board of Directors

A. Board Composition

I. Board strength and representation

As at 31st March, 2006, the Board consisted of eight members. The composition of and the category of directors on the Board of the Company were as under:

Table I

Category	Particulars of the Directors
Promoter Executive Directors	Shri Anil D Ambani, *Chairman and Managing Director*
	Shri Satish Seth, *Executive Vice Chairman*
	Shri S C Gupta, *Director (Operations)*
	Shri J P Chalasani, *Director (Business Development)*
Independent Directors[1]	Gen V P Malik
	Shri S L Rao
	Dr. Leena Srivastava
	Shri V R Galkar, *Representative of Life Insurance Corporation of India*

II. Conduct of Board Proceedings

The day to day business is conducted by the officers and the managers of Reliance Energy under the direction of the Chairman and Managing Director and the oversight of the board. The board holds six to eight meetings every year to review and discuss the performance of the company, its future plans, strategies and other pertinent issues relating to the company.

The board performs the following specific functions in addition to the oversight of the business and the management :

- review, monitor and approve major financial and business strategies and corporate actions
- assess critical risks facing the company – review options for their mitigation
- provide counsel on the selection, evaluation, development and compensation of senior management
- ensure that processes are in place for maintaining the integrity of:
  - the Company
  - the financial statements
  - compliance with law
  - relationships with customers, suppliers and other stakeholders
- delegation of appropriate authority to the senior executives of the Company for effective management of operations.

III. Independent Directors

(a) Tenure of Independent Directors

Tenure of Independent Directors on the board of the Company shall not exceed nine years, subject to their re-appointment on retirement by rotation as per statutory provisions.

(b) Interaction of Non-Executive, including Independent Directors with the Chairman

The Chairman regularly interacts with non-executive directors to enable them to freely express their views on various matters concerning the business of the Company. A separate meeting between the Chairman and the Non-Executive directors would be provided so that issue of business and management can be discussed freely without encumbrances.

(c) Lead Independent Directors

Recognizing the need for a representative and spokesperson for the independent directors, the Board has appointed Dr. Leena Srivastava as the lead Independent Director. The position of the lead independent director would be rotated on a yearly basis (or based on an appropriate time frame as deemed fit by the board). The Lead Independent Director will perform the following roles in addition to the role of a Non-Executive Independent Director :

- Preside over all executive sessions of the Board's Independent Directors;
- Work closely with the Chairman and Managing Director (CMD) to finalize the information flow, meeting agendas and meeting schedules;
- Liaise between the CMD and the independent directors on the board; and
- Take a lead role along with the CMD, in the board evaluation process.

(d) Independent Director's interaction with shareholders

Shri V. R. Galkar, a senior independent director will interact with shareholders on their suggestions and queries which may be forwarded to the Company Secretary at Ramesh.Shenoy@rel.co.in.

(e) Meeting of Independent Directors without the Management

The Independent Directors of the Company will meet in executive session (with no Executive Directors or Management present) on a regular basis as they deem necessary. These executive session discussions may include topics such as performance and compensation; strategic issues for Board consideration; future Board agendas and the flow of information to directors; management progression and succession; and the Board's corporate governance guidelines and others as the independent directors may determine. During these executive sessions, the independent directors will have access to members of management and other advisors, as the independent directors may determine and deem fit. The meeting will be chaired by the Lead Independent Director Dr. Leena Srivastava.

[1] As per the Listing Agreement, Independent Director has been defined as a Non-Executive Director of the Company who (a) apart from receiving director's remuneration, does not have any material pecuniary relationships or transactions with the Company, its promoters, its directors, its senior management or its holding company, its subsidiaries and associates which may affect independence of the director; (b) is not related to promoters or persons occupying management positions at the board level or at one level below the board; (c) has not been an executive of the Company in the immediately preceding three financial years; (d) is not a partner or an executive or was not partner or an executive during the preceding three years, of any of the following : i) the statutory audit firm or the internal audit firm that is associated with the Company, and ii) the legal firm(s) and consulting firm(s) that have a material association with the Company (e) is not a material supplier, service provider or customer or a lessor or lessee of the Company, which may affect independence of the director; and (f) is not a substantial shareholder of the company i.e. owning two percent or more of the block of voting shares.

(f) **Independent Director on the Risk Management Committee**

The Company has set up a Risk Management Committee consisting of Executives and a senior independent director Gen.V P Malik is associated with the Committee, to review periodically the risk management procedures in order to ensure that the Company controls risks through means of properly defined framework.

IV. **Commitment of Directors**

The Board meeting dates for the entire financial year are scheduled in the beginning of the year and an annual calendar of meetings of the board and its committees is circulated to the directors. This enables the directors to plan their commitments and facilitates attendance of all directors at the meetings of the board and its committees.

Such advance planning of meetings enable the directors to plan their commitments, particularly in the context that the meetings of the board normally extends over the entire working day.

B. **Board Meetings**

The Board held eight meetings during 2005-06 on 14th April, 2005, 8th June, 2005, 19th June, 2005, 19th July, 2005, 19th October, 2005, 3rd January, 2006, 18th January, 2006 and 12th February, 2006. The maximum time gap between any two meetings was 89 days, and the minimum gap was 14 days.

The minutes of the Board Meetings disclose the timing and duration of the meetings.

The Board periodically reviews compliance reports of all laws applicable to the Company and takes steps to rectify non-compliances, if any.

Standards issued by ICSI: The Company is in substantial compliance with the secretarial standards governing Board Meetings as also General Meetings as set out in Secretarial Standards 1 and 2 issued by the Institute of Company Secretaries of India. The Board of Directors of the Company has taken necessary steps in order to ensure compliance with these standards.

Besides, the Board has constituted various committees to deal with various specialised issues. While the recommendations of SEBI on the constitution of Audit Committee, Remuneration Committee and Shareholders/ Investors' Grievance Committee have come into force from 31st March, 2001, Reliance Energy had set up the Audit Committee way back in May 1986, Remuneration Committee in March 2001 and Share Committee in January 1995.

C. **Attendance of Directors**

The overall attendance of Directors was 94.60%. It is proposed to introduce tele-conferencing and video-conferencing facilities immediately upon appropriate amendment to the relevant statutes.

Table 2 – Attendance of Directors at the Board Meetings held during 2005-2006 and the last Annual General Meeting (AGM)

Directors	Meetings held during the tenure of Directors	Meetings attended	Attendance at the last AGM
Shri Anil D Ambani	8	8	Present
Shri Satish Seth	8	8	Present
Shri S C Gupta	8	7	Present
Shri J P Chalasani	8	8	Present
Shri K H Mankad [1]	5	5	Present
Shri Gautam Doshi [2]	5	3	Present
Gen.V P Malik	8	7	Present
Shri S L Rao	8	8	Present
Dr. Leena Srivastava	8	8	Present
Shri V R Galkar	8	8	Present

1. Shri K H Mankad resigned with effect from 19th October, 2005.
2. Shri Gautam Doshi resigned with effect from 19th October, 2005.

Notes :

a. None of the Directors is related to any other Director.
b. None of the Directors has any business relationship with the Company.
c. None of the Directors received any loans and advances from the Company during the year.

D. **Other Directorships**

None of the Directors holds Directorships in more than 15 public limited companies.

Table 3 – The details of Directorships, Chairmanships and Committee Memberships (excluding Private Limited and Section 25 Companies) held by the Directors as on 31st March, 2006.

Name of Directors	Number of Directorship (including REL)	Membership of Committees[1] (including REL)	
		Membership[2]	Chairmanship
Shri Anil D Ambani	11	10	4
Shri Satish Seth	8	6	5
Shri S C Gupta	5	2	None
Shri J P Chalasani	4	None	None
Gen.V P Malik	4	4	None
Shri S L Rao	6	7	3
Dr. Leena Srivastava	1	2	None
Shri V R Galkar	5	7	5

1. The information provided above pertains to the following committees in accordance with the provisions of Clause 49 of the Listing Agreement :
   a. Audit Committee
   b. Shareholders/Investors' Grievances Committee
2. Membership of Committees includes Chairmanship also.

E. **Membership of Board Committees**

No Director holds membership of more than 10 Committees of Boards nor is any Director Chairman of more than 5 Committees of Boards.

F. **Details of Directors**

The abbreviated resumes of all Directors are furnished hereunder :

Shri Anil D Ambani, (47), is a Bachelor of Science from the University of Bombay and an MBA from The Wharton School, University of Pennsylvania, USA.

Regarded as one of the foremost corporate leaders of contemporary India, Shri Ambani is the Chairman of Reliance Communications, Reliance Capital, Reliance Energy and Reliance Natural Resources Limited. These Companies, all of which are publicly listed, are part of the Reliance - Anil Dhirubhai Ambani Group.

Till recently, Shri Ambani also held the post of Vice Chairman and Managing Director in Reliance Industries Limited, India's largest private sector enterprise.

Shri Ambani joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He also spearheaded the country's first forays into the overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance Industries in its efforts to raise, starting in 1991, over US$ 2 billion from overseas financial markets.

He is a member of :

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D Ambani was elected for a six-year term as an Independent member of the Rajya Sabha, Upper House of India's Parliament -a position he chose to resign voluntarily on March 25, 2006.

His achievements :

- Conferred 'the CEO of the Year 2004' in the Platts Global Energy Awards.
- Rated as one of 'India's Most Admired CEOs' for the sixth consecutive year in the Business Barons - TNS Mode opinion poll, 2004.
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002.
- Awarded the First Wharton Indian Alumni Award by the Wharton India Economic Forum (WIEF) in recognition of his contribution to the establishment of Reliance as a global leader in many of its business areas, December 2001.
- Selected by Asiaweek magazine for its list of 'Leaders of the Millennium in Business and Finance' and was introduced as the only 'new hero' in Business and Finance from India, June 1999.
- Voted 'MTV Youth Icon of the Year', September 2003.
- Conferred the 'Businessman of the Year 1997' award by India's leading business magazine Business India, December 1997.

Shri Satish Seth, (50), is a Fellow Chartered Accountant and a law graduate. He has had a wide exposure in developing, strategizing and overseeing businesses in petrochemicals, petroleum and financial sectors. Presently, he oversees and leads businesses in power, telecommunication and infrastructure sectors. He has vast experience in the areas of finance, commercial, banking, accounts, audit, taxation, legal, project execution and general management. Shri Seth was appointed to the Board on 24th November, 2000 and was appointed Vice Chairman on 18th January, 2003. He was appointed as Executive Vice Chairman on 21st April, 2003. He is also a Director of Reliance Energy Ventures Limited, Reliance Energy Trading Limited, Reliance Entertainment Private Limited, Reliance Telecom Limited, Rollwell Holdings and Trading Private Limited, Innovative Management Services Private Limited, WorldTel Holdings Limited, The Federation of Electricity Undertakings of India, BSES Rajdhani Power Limited, BSES Yamuna Power Limited, Reliance Gateway Net Limited and Reliable Internet Services Limited.

Shri S C Gupta, (57), is a graduate in electrical and mechanical engineering and also MSc. (Engineering) in power systems. He was appointed to the board on 18th January, 2003. He was formerly the group senior executive vice president in Reliance Power Limited. He was actively involved in the design and implementation of captive power plants of Reliance Industries Limited at Hazira, Patalganga, Naroda and Jamnagar totalling 750 MW and development of Independent Power Projects (IPPs) at various locations. He is on the boards of Creative Energy Optimisations Private Limited, Reliance Energy Trading Limited, Utility Powertech Limited, BSES Kerala Power Limited and Reliance Energy Generation Limited. He is a member of the Shareholders/Investors' Grievances Committee and Environment, Health & Safety Committee of Reliance Energy Limited. He is a member of the audit committee of BSES Kerala Power Limited.

Shri J P Chalasani, (48), is an engineering graduate and has about 25 years experience in the power sector and held responsible positions with National Thermal Power Corporation Limited and Reliance Power Limited. He was appointed to the board of the Company on 18th January, 2003. He is also on the boards of Hirma Power Private Limited, Reliance Energy Trading Limited, BSES Rajdhani Power Limited, Utility Powertech Limited and Jayamkondam Power Private Limited.

Dr. Leena Srivastava, (45), is currently the Executive Director, The Energy and Resources Institute (TERI) – an independent not-for-profit research institution working in the areas of energy, environment and sustainable development. Dr. Srivastava is holding additional charge as Dean, Faculty of Policy and Planning, TERI School of Advanced Studies since June 2000. The School has introduced a Masters Programme in Public Policy and Sustainable Development and an MBA (Infrastructure) during this time.

She has a PhD. in Energy Economics from the Indian Institute of Science in Bangalore, India. She has a number of publications to her credit and is on the Editorial Boards of various international journals dealing with energy and environment issues. Dr. Srivastava is a member of the Expert Committee to formulate Energy Policy set up by the Planning Commission, Government of India and also of the Steering Committee on North Eastern Region for the 11th Five Year Plan. She also serves on the Research Advisory Committee of IGES (the Institute for Global Environmental Strategies, Japan) and the International Advisory Board of the Wuppertal Institute for Climate, Environment and Energy, Germany. She is chairperson of the environment, health and safety committee and member of the audit and shareholders/investors' grievances committee of the Company.

Shri S L Rao, (70), is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspaper columnist, writer and speaker on management, consumer markets, the economy and energy issues. He is an economist by training and a professional manager with 29 years of experience in large companies including in top management positions in marketing and general management and 6 years in management consultancy. He has taught marketing in the most reputed management schools in India as visiting faculty. He was a Visiting Fellow at the Indian Ocean Centre, Australia (1996-98). In 1990, he was appointed Director General of the National Council of Applied Economic Research (NCAER), the premier research institution in India, which during his tenure, was known the world over for its data on Indian markets, human development indicators, social infrastructure and economic forecasting. He was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He gave CERC a high image for its independence, transparency and objectivity. He was formerly the President of the Madras Management Association (1983-84) and All India Management Association (1985-86), a founder and former Vice President of the People's Union for Civil Liberties in Tamil Nadu (1981-84). He was Founder Chairman of the Forum of Indian Regulators. He has co-authored or edited twelve books and articles on the economy and management. His writings and active participation contributed to the formation of the Indian Ocean Region as a zone for economic cooperation. He was awarded the Ravi J Mathai Fellowship Award by the Association of Indian Management Schools in 2001. He is a Director in Trust Capital Finance Private Limited, Rain Calcining Limited, Honeywell Automation India Limited, Kanoria Chemicals & Industries Limited, Reliance Energy Ventures Limited, Reliance Natural Resources Limited and Senergy Global India Private Limited. He is presently on the governing bodies of the National Institute of Health and Family Welfare, (Chairman), Institute for Social & Economic Change, Madras Craft Foundation, Aga Khan Foundation of India, RIS (Research and Information Systems for Developing Economies) and the Indian Institute of Management, Lucknow. He is a member of the audit committee, the nomination/remuneration committee and the environment, health and safety committee of the board of the Company, audit committee of Rain Calcining Limited, chairman, remuneration committee of Kanoria Chemicals and Industries Limited and chairman of the audit committee of Honeywell Automation India Limited.

Gen. V P Malik, (66), was Chief of the Army Staff of the Indian Army and currently the Chairman, Chiefs of Staff Committee of India. As Chief of the Army Staff, Gen. Malik had dual responsibility of being an "Advisor" to the Government as well as Commander of over one million strong Army and managed all its functions to fulfil its national role and assigned missions. He led a tireless campaign to streamline procedures, ensure better coordination and faster decision making in the military and higher defence control organizations. He oversaw planning and conduct of Operation Vijay in Kargil war intensified anti-terrorist operations in Jammu and Kashmir and North East India. He was awarded the Ati Vishista Seva Medal in 1986 and Param Vishista Seva Medal, the highest national award for distinguished services in India in 1996. His Majesty, the King of Nepal appointed him as the Honorary Chief of the Royal Nepal Army in 1997. After retirement, he keeps himself engaged in spreading awareness on national security challenges, international relations as also leadership and management. He is a former member of the National Security Advisory Board and currently, an Honorary Advisor to the Centre for Policy Research, New Delhi and President of the ORF Institute of Security Studies. He is also an independent director of Hero Honda Motors Ltd., BSES Rajdhani Power Limited and BSES Yamuna Power Limited. He is member of the audit committees of Hero Honda Motors Limited, BSES Rajdhani Power Limited and the audit committee of the Company and chairman of the nomination/ remuneration committee of the Company.

Shri V R Galkar, (62), B.Com, FCA, LLB, is a representative of Life Insurance Corporation of India. He was appointed to the board of Reliance Energy Limited on 9th June, 2003. He has vast experience in the field of accounts and finance. He is also a Director on the board of IDBI Trusteeship Services Limited, Oriental Bank of Commerce and Excel Industries Limited. He is the chairmen of the audit committee and Shareholders/ Investors' Grievances Committee of the company, member of the audit committee and chairman of shareholders/investors' grievances committee of Oriental Bank of Commerce and chairman of audit and member of the shareholders/investors' grievances committee of Reliance Energy Ventures Limited and chairman of the audit committee of IDBI Trusteeship Services Limited.

G. Insurance coverage

The Company has obtained Director's Liability insurance coverage in respect of any legal action that might be initiated against directors.

2. Audit Committee

The Audit Committee of Reliance Energy Limited was set up way back in May 1986. Currently, the committee consists of all the four independent directors of the company. All the directors have good knowledge of corporate and project finance, accounts and Company law. The Chairman of the Committee, a Fellow Chartered Accountant, was formerly the Executive Director (Finance) of Life Insurance Corporation of India and has accounting and related financial management expertise. The committee held six meetings during the year. The audit committee also advises the management on the areas where internal audit can be improved. The minutes of the meetings of the audit committee are placed before the Board. The terms of reference of the audit committee are in accordance with all the items listed in Clause 49 (II) (D) and (E) of the Listing Agreement as follows :

i. Overseeing of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial information is correct, sufficient and credible.

ii. Recommending the appointment, reappointment and replacement/removal of statutory auditor and fixation of audit fee.

iii. Approve payment for any other services by statutory auditors.

iv. Reviewing with management the annual financial statements before submission to the board, focusing primarily on :

 a. Matters required to be included in the Director's Responsibility Statement included in the report of the Board of Directors

 b. Any changes in accounting policies and practices

 c. Major accounting entries based on exercise of judgment by management

 d. Qualifications in draft audit report

 e. Significant adjustments arising out of audit

 f. Compliance with listing and other legal requirements concerning financial statements

 g. Any related party transactions.

v. Reviewing with the management, the quarterly financial statements before submission to the Board for approval.

vi. Reviewing with the management, external and internal auditors, the adequacy of internal control systems.

vii. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

viii. Discussion with internal auditors any significant findings and follow up thereon.

ix. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.

x. Discussion with statutory auditors before the audit commences about nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

xi. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors.

xii. To review the functioning of the Whistle Blower mechanism, in case the same is existing.

xiii. Carrying out any other function as is mentioned in the terms of reference of the Audit committee.

xiv. Review the following information :

 a. Management Discussion and Analysis of Financial Condition and Results of Operations;

 b. Internal audit reports relating to internal control weaknesses;

 c. Management letters / letters of internal control weaknesses issued by statutory / internal auditors;

 d. Statement of significant related party transactions; and

 e. The appointment, removal and terms of remuneration of the Chief internal auditor shall be subject to review by the Audit Committee.

The Audit Committee has the following powers:

i. to investigate any activity within its terms of reference.

ii. to seek any information from any employee.

iii. to obtain outside legal and professional advice.

iv. to secure attendance of outsiders with relevant expertise, if it considers it necessary.

Table 4 - Attendance of Members at the Meetings of the Audit Committee held during 2005-2006

Members	Meetings held during the tenure of Directors	Meetings attended
Shri V R Galkar (Chairman)	6	5
Shri S L Rao	6	6
Gen V P Malik	6	6
Dr. Leena Srivastava	6	6
Shri Gautam Doshi [1]	4	2

Overall attendance : 96 per cent.

Shri Gautam Doshi resigned with effect from 19th October, 2005.

The Company Secretary Shri Ramesh Shenoy acts as the Secretary to the Committee.

The Audit Committee held its meetings on 13th April, 2005, 5th May, 2005, 19th July, 2005, 18th October, 2005, 17th January, 2006 and 16th March, 2006 and the maximum gap between any two meetings was 96 days.

3. **Nomination/Remuneration Committee : (Non-Mandatory)**

The Nomination/Remuneration Committee of the board is constituted to formulate and recommend to the Board from time to time, a compensation structure for whole-time Members of the Board. Though the package of remuneration does not include pension plans, the perquisites of whole-time directors include superannuation benefit under which these directors are entitled to an annuity from Life Insurance Corporation of India on their retirement. It is proposed to introduce a stock option scheme for the directors of the Company in accordance with the SEBI (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 at an appropriate time. The scheme would set the maximum number of stock options that can be granted to non-executive directors.

Table 5 - Attendance of Members at the Meetings of the Remuneration Committee held during 2005-2006

Members	Meetings held during the tenure of Directors	Meetings attended
Gen V P Malik (Chairman)	1	1
S L Rao	1	1
Dr. Leena Srivastava [1]	–	–
Shri Gautam Doshi [2]	–	–

Overall attendance : 100 per cent.

The Remuneration Committee held its meeting on 18th October, 2005.

1. Appointed on the Committee at the Board Meeting held on 19th October, 2005.
2. Shri Gautam Doshi resigned with effect from 19th October, 2005.

Table 6 - Remuneration paid to Directors (excluding contribution to gratuity fund and provision for leave encashment on retirement) during 2005-2006

(Rs. in lakh)

Sr. No.	Name	Position	Sitting Fees	Salary and Perquisites	Commission	Total
1	Shri Anil D Ambani	Chairman & Managing Director	Nil	43.52	158.22	201.74
2	Shri Satish Seth	Executive Vice Chairman	Nil	40.96	63.29	104.25
3	Shri S C Gupta	Director (Operations)	Nil	54.77	Nil	54.77
4	Shri J P Chalasani	Director (Business Development)	Nil	43.77	Nil	43.77
5	Shri K H Mankad [1]	Director (Finance)	Nil	15.56	Nil	15.56
6	Shri Gautam Doshi [2, 3]	Director	0.70	—	3.44	4.14
7	Gen. V P Malik	Director	2.30	—	2.89	5.19
8	Shri S L Rao	Director	2.65	—	2.89	5.54
9	Dr. Leena Srivastava	Director	2.85	—	2.89	5.74
10	Shri V R Galkar [4]	Director	2.80	—	2.89	5.69
Total			11.30	198.58	236.51	446.39

1 Resigned with effect from 19th October, 2005.

2 Resigned with effect 19th October, 2005.

3 Shri Gautam Doshi represented General Insurance Corporation of India and hence, commission of Rs.3,44,036 was paid to General Insurance Corporation of India.

4 Shri V. R. Galkar represented Life Insurance Corporation of India and hence, commission of Rs.2,88,991 was paid to Life Insurance Corporation of India.

5. Excludes commission amounting Rs. 291 lakhs accrued for the year and not paid.

Notes :

a. The salary and perquisites include all fixed elements of remuneration i.e. salary and other allowances and benefits.

b. The Company does not pay bonus and any incentives to the executive directors.

c. The Company has not entered in to any pecuniary relationship or transactions with the non-executive directors. The compensation paid to non-executive Directors including independent directors is approved by the shareholders in the general meetings.

d. The Company has so far not issued any stock options to executive directors.

Table 7 - Details of Service Contract

Names	Date of initial appointment	Current tenure	From	To
Shri Anil D Ambani	18th January, 2003	5 years	21st April, 2003	20th April, 2008
Shri Satish Seth	24th November, 2000	5 years	21st April, 2003	20th April, 2008
Shri S C Gupta	18th January, 2003	5 years	18th January, 2003	17th January, 2008
Shri J P Chalasani	18th January, 2003	5 years	18th January, 2003	17th January, 2008

For any termination of service contract, the Company and the executive director are required to give a notice of 3 months or pay three months' salary in lieu thereof.

Equity shares held by Directors

Except Shri K H Mankad who held 300 equity shares and who

resigned from the Board on 19th October, 2005, no other director of the Company held any equity shares of the Company.

Directors' Remuneration Policy

The Nomination/Remuneration Committee determines and recommends to the board, the compensation of the directors. The key components of the Company's Remuneration Policy are :

- Compensation will be a major driver of performance.
- Compensation will be competitive and benchmarked with a select group of companies from the utility sector.
- Compensation will be transparent, fair and simple to administer.
- Compensation will be fully legal and tax complaint.

Criteria for making payments to Non-Executive Directors

The non-executive Directors are paid commission based on the number of Board membership/committee membership/chairmanship held by them. They are awarded pre-determined points for every Board membership/committee membership/chairmanship held by them and the commission amount is apportioned on the basis of the points received by each director.

4. **Shareholders/Investors' Grievances Committee**

The Board of Directors of the Company constituted shareholders/investors' grievances committee in the year 1995. Currently, the Committee comprises Shri V R Galkar as Chairman and Shri S C Gupta and Dr. Leena Srivastava as members. The Company has appointed Karvy Computershare Private Limited (KCL) to act as Registrar and Share Transfer Agent of the Company. The committee also monitors redressal of investors' grievances. Particulars of investors grievances received and redressed are furnished in the Investor Information Section of this Report.

The composition of the committee and the number of meetings held during the year are furnished hereunder.

Shri Ramesh Shenoy, Company Secretary, is the Compliance Officer.

Table 8 - Attendance of Members at the Meeting of the Shareholders/Investors' Grievances Committee held during 2005-2006

Members	Meetings held during the tenure of Directors	Meetings attended
Shri V R Galkar (Chairman)	6	6
Shri K H Mankad [1]	4	4
Dr. Leena Srivastava [2]	2	2
Shri S C Gupta [2]	2	2
Shri Gautam Doshi [3]	4	2

a. Overall attendance : 100 per cent.

b. The Shareholders/Investors' Grievances Committee held its meetings on 14th April, 2005, 8th June, 2005, 19th July, 2005, 18th October, 2005, 17th January, 2006 and 16th March, 2006.

1 Shri K H Mankad resigned with effect from 19th October, 2005.

2 Appointed on the Committee at the Board Meeting on 19th October, 2005.

3 Shri Gautam Doshi resigned with effect from 19th October, 2005.

The total number of complaints received and replied to the satisfaction of shareholders during the year under review was 23. There were no complaints pending as on 31st March, 2006. The details of period taken on transfer of shares and nature of complaints are furnished in the Investor Information Section of this Annual Report.

5. **Environment, Health & Safety Committee**

The Environment, Health & Safety Committee of the Board is constituted, to monitor compliance as to environment, health and safety issues affecting the Company as also to promote environment protection. Currently, the committee comprises Dr. Leena Srivastava (Chairperson), Gen. V P Malik, Shri S L Rao and Shri S C Gupta.

The composition of the Committee and the number of meetings held during the year are furnished hereunder:

Table 9 - Attendance of Members at the Meeting of the Environment, Health & Safety Committee held during 2005-2006

Members	Meetings held during the tenure of Directors	Meetings attended
Dr. Leena Srivastava	3	3
Gen V P Malik	3	3
Shri S L Rao	3	3
Shri S C Gupta	3	3

Overall attendance : 100%

The Environment, Health & Safety Committee held its meetings on 13th April, 2005, 18th October, 2005 and 16th March, 2006.

6. **General Body Meetings : The Company held its last three Annual General Meetings as under :**

Year	Date	Venue	Time	Special Resolutions passed
2004-2005	8th June, 2005	Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056.	11.00 a.m	None
2003-2004	9th June, 2004	Reliance Energy Auditorium, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055	11.00 a.m	1. Alteration in Articles of Association consequent to increase in Authorised Capital. 2. Alteration in Articles of Association for buy-back of shares. 3. Issue of Preference shares.
2002-2003	9th June, 2003	Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056	11.00 a.m	1. Delisting of equity shares 2. Change in name to Reliance Energy Limited 3. Payment of Commission to non-executive Directors 4. Appointment of Auditors

Extraordinary General Meeting :

During the year, the Company held an Extraordinary General Meeting on 19th July, 2005 for passing a special resolution for issue of equity shares/warrants on preferential basis.

7. Postal Ballot

During the year, no Special Resolutions were passed through Postal Ballots.

8. Disclosures

i. The Company has entered into related party transaction as set out in the notes to accounts, which are not likely to have a conflict with the Company's interest.

ii. No penalty or stricture has been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authority, on any matter related to the capital markets, during the last 3 years.

9. Compliance with other mandatory requirements

9.1 Management Discussion and Analysis

A Management Discussion and Analysis Report forms part of the Annual Report and includes discussions on various matters specified under clause 49(IV)(F) of the Listing Agreement.

9.2 Financial Performance of the Company

The Company being a utility in the business of generation and distribution of electricity, its earnings are regulated by the regulatory authorities. The financial performance of the company is subject to regulatory approvals and clearances and the Company is therefore unable to make any earnings projections or guidance with any reasonable degree of accuracy.

9.3 Subsidiary Companies

The Company did not have any subsidiary company during 2005-06.

9.4 Disclosures

9.4.1 Related Party Transactions

The details of all transactions with related parties are placed before the audit committee on quarterly basis.

9.4.2 Disclosure of Accounting Treatment

In the preparation of financial statements, the Company has followed the Accounting Standards issued by the Institute of Chartered Accountants of India to the extent applicable.

9.4.3 Disclosures on Risk Management

The Company has laid down procedures to inform Board members about the risk assessment and minimisation procedures. A Risk Management Committee consisting of a senior independent director and senior executives of the Company periodically reviews these procedures to ensure that executive management controls risk through means of a properly defined framework. The Company has framed the risk assessment and minimisation procedure which is periodically reviewed by the Board.

9.4.4 Proceeds from the Preferential Issue of Warrants

The details of utilisation of proceeds raised through issue of equity shares/warrants are disclosed to the Audit Committee. The Company has not utilised these funds for purposes other than those stated in the notice convening the general meeting.

9.4.5 Code of Conduct

The Board has formulated a code of conduct for the Board members and senior management of the Company. The same has also been posted on the website of the Company. All Board members and senior management personnel have affirmed their compliance with the code. A declaration to this effect signed by the Chairman and Managing Director of the Company is given elsewhere in the Annual Report.

9.4.6 CEO/CFO Certification

A certificate from Chairman and Managing Director and Finance Head on the financial statements of the Company was placed before the Board.

9.4.7 Review of Directors' Responsibility Statement

The Board in its report have confirmed that the annual accounts for the year ended 31st March, 2006 have been prepared as per applicable accounting standards and policies and that sufficient care has been taken for maintaining adequate accounting records.

10. Compliance with Non-mandatory requirements

10.1 Tenure of Independent Directors on the Board

The tenure of Independent Directors on the Board of the Company shall not exceed, in the aggregate, a period of nine years.

10.2 Remuneration Committee

The board has set up a Remuneration Committee details whereof are furnished at Sr. No. 3 of this Report.

10.3. Shareholder Rights

The half-yearly financial results including summary of significant events of relevant period of six months are sent to each household of shareholders.

10.4 Audit Qualifications

Strategic decisions were taken during the year resulting in unqualified financial statements of the Company.

10.5 Training of Board Members

A programme has been devised to train Board members in the business model of the Company, risk profile of the business parameters and their responsibilities as directors.

10.6 Whistle Blower Policy

The [illegible] formulated a policy to prohibit man[illegible] from taking adverse personnel actio[illegible]ployees disclosing in good faith alleged [illegible]nduct on matters of public concern involving [illegible] of any law, mismanagement, gross waste [illegible]priation of public funds, substantial and [illegible] to public health and safety or an abuse [illegible]. The policy also lays down the mech[illegible]king enquiry in to whistle blower comp[illegible] by the Company.

Emp[illegible] any alleged wrongful conduct are enc[illegible] make a disclosure to the audit comm[illegible]loyees knowingly making false alleg[illegible]ged wrongful conduct to the audit com[illegible] subject to disciplinary action.

11. Means of [illegible]ion

Informatio[illegible]nancial results and media releases on signific[illegible]nents in the company as also presentatio[illegible] made from time to time to the Press, insti[illegible]s and analysts are hosted on the Company's [illegible] also been submitted to the stock exchanges o[illegible] company's equity shares are listed, to enable them to [illegible] their own websites. The Quarterly financial res[illegible]d in *Financial Express* and *Navshakti*.

12. General [illegible]formation

The mand[illegible]arious additional information of interest to [illegible]luntarily furnished in a separate section on [illegible]ation elsewhere in this Report.

Auditor's Certifi[illegible] Governance

The Auditors Certificate on compliance of Clause 49 of the Listing Agreement relating to Corporate Governance is published as an annexure to the Directors' Report.

Declaration on compliance with code of conduct

The Board has formulated a code of conduct for the Board members and senior management of the Company, which has been posted on the website of the Company.

It is hereby affirmed that all the Directors and senior management personnel have complied with the code of conduct framed by the Company and a confirmation to that effect has been obtained from the directors and senior management.

Review of Governance Practices

We have in this report attempted to present the governance practices and principles being followed at Reliance Energy, as evolved over the years, and as best suited to the needs of our business and stakeholders.

Our disclosures and governance practices are continually revisited, reviewed and revised to respond to the dynamic needs of our business and ensure that our standards are at par with the globally recognised practices of governance, so as to meet the expectations of all our stakeholders.

For Reliance Energy Limited

Anil D Ambani
Chairman and Managing Director

Mumbai, 19th April, 2006

Annual General Meeting

The Seventy-seventh Annual General Meeting (AGM) will be held on Wednesday, the 7th June, 2006 at 11.00 a.m. at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056.

Registrar and Share Transfer Agents

M/s. Karvy Computershare Private Limited
Unit : Reliance Energy Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081
Telephone : 040 2342 0815-25
Facsimile : 040 2342 0814
e-mail: rel@karvy.com

Shareholders/Investors are requested to forward share transfer documents, dematerialisation requests and other related correspondence directly to Karvy Computershare Private Limited at the above address for speedy response.

Website: The website of the Company www.rel.co.in contains a sub-menu on *Investor Relations*. It carries comprehensive database of information of interest to our investors including on the results of the Company, dividends declared by the Company, price sensitive information disclosed to the regulatory authorities from time to time, business activities of the Company and the services rendered/ facilities extended by the Company to our investors.

Compliance Officer: Shri Ramesh Shenoy, Company Secretary is the Compliance Officer of the Company.

Dividend Payments for 2005-06

(i) Interim Dividend : The Company paid dividend of Rs. 1.20 per share on 3rd August, 2005.

(ii) Final Dividend: In addition to payment of above quarterly dividend, the Board of Directors of the Company have proposed a final dividend of Rs.3.80 (38 per cent) per Equity Share of the Company for the financial year ended 31st March, 2006, subject to the approval by shareholders at the AGM. Thus, the total dividend will be Rs.5.00 (50 per cent) per equity share [Dividend paid in the Previous Year was Rs.4.70 (47 per cent) per Equity Share].

Book Closure Dates for the purpose of dividend and AGM

To determine the entitlement of shareholders to receive the final dividend, if any, for the year ended 31st March, 2006, the Register of Members and Share Transfer Books of the Company will remain closed from Saturday, 27th May, 2006 to Wednesday, 7th June, 2006 (both days inclusive) as well as for the purpose of AGM.

Dividend Remittance

Dividend on Equity Shares as recommended by the Directors for the year ended 31st March, 2006 when declared at the AGM, will be paid:

(i) to those members whose names appear on the Register of Members of the Company, after giving effect to all valid share transfers in physical form lodged with the Company on or before 26th May, 2006.

(ii) in respect of shares held in electronic form, to those "deemed members" whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the end of business on 26th May, 2006.

Unclaimed Dividends

(i) **Transfer to the Central Government**

Pursuant to Section 205A of the Companies Act, 1956, unclaimed dividends up to and including for the financial year 1993-94 have been transferred to the General Revenue Account of the Central Government. Since 1993-94, the unclaimed dividends of subsequent years which remained unclaimed for more than 7 years have been transferred to the Investor Education and Protection Fund. The Shareholders who have not encashed their dividend warrants relating to financial year(s) upto 1993-94 are requested to claim the amounts from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor "A" Wing, CBD–Belapur, Navi Mumbai 400 614, Telephone : (022) 2757 6802 in the prescribed form which will be furnished by the Company on request.

(ii) **Transfer to the Investor Education and Protection Fund**

The dividends for the years 1994-95 to 1997-98 which remained unclaimed for 7 years from the date of declaration had been transferred to the Investor Education and Protection Fund established by the Central Government pursuant to Section 205C of the Companies Act, 1956. Consequently, no claim shall lie against the said Fund or the Company in respect of any amounts which were unclaimed and unpaid for a period of seven years from the date they first became due for payment.

(iii) **Dividends to be transferred to the Investor Education and Protection Fund**

The dividend for the following years remaining unclaimed for 7 years from the date of declaration are required to be transferred by the Company to the Investor Education and Protection Fund and the various dates for transfer of such amounts are as under :

Financial Year	Dividend Nos.	Date of Declaration	Due for transfer on
1998-1999	111th	28th July, 1999	14th September, 2006
1999-2000	112th	29th March, 2000	16th May, 2007
2000-2001	113th	30th August, 2001	5th October, 2008
2001-2002	114th	21st September, 2002	27th October, 2009
2002-2003	115th	9th June, 2003	15th July, 2010
2003-2004 (Q1)	116th	28th July, 2003	3rd September, 2010
2003-2004 (Q2)	117th	15th October, 2003	20th November, 2010
2003-2004 (Q3)	118th	21st January, 2004	27th February, 2011
2003-2004 (final)	119th	9th June, 2004	15th July, 2011
2004-2005 (Q1)	120th	21st July, 2004	27th August, 2011
2004-2005 (Q2)	121st	20th October, 2004	26th November, 2011
2004-2005 (Q3)	122nd	19th January, 2005	25th February, 2012
2004-2005 (final)	123rd	8th June, 2005	15th July, 2012
2005-2006 (Q1)	124th	19th July, 2005	25th August, 2012

Members who have so far not encashed their dividend warrants or have not received the dividend warrants are requested to seek issue of duplicate warrants. The Company during the year 2005-06 has also individually intimated the concerned Members of non-encashment of their dividend warrants. Such members may write to Karvy Computershare Private Limited, the Registrar & Share Transfer Agents of the Company for payment of unclaimed dividend amounts.

Direct Deposit of Dividend (Electronic Clearing Service)

Members desirous of receiving dividend amount by direct electronic deposit to their Bank accounts may authorise the Company with their mandate. For details, kindly write to the Registrar and Share Transfer Agents at the address mentioned above or you may visit the Investor Relations Section at our website www.rel.co.in.

Bank Details for Physical Shareholdings

In order to provide protection against fraudulent encashment of dividend warrants, Members are requested to provide, if not provided earlier, their Bank Account numbers, Bank Account type, names and addresses of Bank branches, quoting Folio numbers, to the Registrar and Share Transfer Agents of the Company to enable them to incorporate the same on their dividend warrants. This is a mandatory requirement in terms of Securities and Exchange Board of India (SEBI) Circular No. D&CC/FITTC/CIR-04/2001 dated 13th November, 2001.

Bank Details for Electronic Shareholdings

While opening Accounts with Depository Participants (DPs), you may have given your Bank Accounts details, which will be used by the Company for printing on dividend warrants for remittance of dividend. SEBI vide its Circular No. DCC/FITTCIR-3/2001 dated 15th October, 2001, has advised that all companies should mandatorily use Electronic Clearing Service (ECS) facility, wherever available. SEBI has also, vide its circular dated 13th November, 2001 referred to above, advised companies to mandatorily print the Bank Account details furnished by the Depositories, on the dividend warrants. This ensures that the dividend warrants, even if lost or stolen, cannot be used for any purpose other than for depositing the monies in the Account specified on the dividend warrants which ensures safety for the investors. However, members who wish to receive dividend in an Account other than the one specified while opening the Depository Account, may notify their DPs about any change in Bank Account Details. Members are requested to furnish complete details of their Bank Accounts including MICR codes of their Banks to their DPs.

Eliminate Duplicate Mailing

If you hold the Equity Shares of the Company in more than one Folio in your name or with the same address as other shareholders of the Company, you may authorise the Company to discontinue mailing of multiple Annual Reports. The Company will consider mailing abridged version of Annual Reports to such shareholders, in the event of adequate response from shareholders.

Nomination Facility

Individual shareholders of physical shares can nominate any person for the shares held by them. This will save the nominee from going through the lengthy process of getting the shares later on transmitted to his/her name. For further details, shareholders may write to the Registrar and Share Transfer Agents of the Company or visit the *Investor Relations* section at our website www.rel.co.in.

Share Transfer System

Shareholders/Investors are requested to send share transfer related documents directly to our Registrar and Share Transfer Agents whose address is given at the beginning of this section. A Committee of executives of the Company is authorised to approve transfer of shares. If the transfer documents are in order, the transfer of share (s) is registered within 7 days of receipt of transfer documents by our Registrar and Share Transfer Agents.

Odd Lot Shares Scheme for small shareholders

In view of the difficulty being experienced by the shareholders of the Company in selling their odd lot shares in the stock market and to mitigate the hardships caused to them, the Company has framed a scheme for the purchase and disposal of odd lot equity shares at the prevailing market price. This scheme is available to shareholders of Reliance Energy Limited, who hold shares in odd lots. The shareholders who wish to avail of the above facility can collect the forms from the Registered Office of the Company or can write to the Registrar and Share Transfer Agents of the Company or download them from the *Investor Relations* section at our website www.rel.co.in.

Shareholding Pattern

	Category	As on 31.03.2006		As on 31.03.2005	
		No. of Shares	Percentage	No. of Shares	Percentage
A	**Holdings of the Promoter Group**				
	AAA Project Ventures Private Limited	1,04,16,000	4.91	0	0
	Reliance Energy Ventures Limited	9,09,24,724	42.82	0	0
	Reliance Capital Limited	1,19,95,139	5.65	1,19,95,139	6.46
	Reliance Industries Limited	(See Note 1)	—	15,51,649	0.84
	Reliance Power Ventures Limited	(See Note 1)	—	6,58,89,240	35.51
	Reliance Industrial Investments and Holding Limited	(See Note 1)	—	1,36,22,707	7.34
	Sub-Total	**11,33,35,863**	**53.38**	**9,30,58,735**	**50.15**
B	**Non-Promoters Holdings**				
1.	*Institutional Investors*				
	a. Mutual Funds and Unit Trust of India	57,93,553	2.73	10,66,169	0.58
	b. Banks, Financial Institutions, Insurance Companies, Governments	3,96,27,245	18.66	3,99,57,294	21.52
	c. Foreign Institutional Investors	3,43,14,437	16.16	3,27,94,494	17.67
	Sub-Total	**7,97,35,235**	**37.55**	**7,38,17,957**	**39.77**
2.	*Others*				
	a. Private Corporate Bodies	15,47,613	0.73	10,34,995	0.56
	b. Indian Public/Others	1,25,96,802	5.94	1,13,47,470	6.12
	c. Non Resident Indians/Overseas Corporate Bodies	4,32,132	0.20	4,03,697	0.22
	d. The Bank of New York (for GDRs)	46,72,606	2.20	59,09,945	3.18
	Sub-Total	**1,92,49,153**	**9.07**	**1,86,96,107**	**10.08**
	Grand Total	**21,23,20,251**	**100.00**	**18,55,72,799**	**100.00**

Notes:

1. Shares held by Reliance Industries Limited (including those held by Reliance Power Ventures Limited and Reliance Industrial Investments and Holdings Limited) have been vested in Reliance Energy Ventures Limited on and from 27th January, 2006.
2. The percentage of shareholdings of existing Shareholders declined on account of dilution of the equity capital as a result of allotment of shares to AAA Project Ventures Private Limited on conversion of Warrants on 31st March, 2006.
3. The Company had issued Zero per cent Foreign Currency Convertible Bonds (FCCBs) amounting to US$ 178.058 million. The holders thereof have an option to convert the bonds into equity shares of Rs.10 each at a premium of Rs.996.92 i.e. Rs.1,006.92 per equity share, on or before 24th February, 2009. In the event of conversion of all such bonds, the paid-up equity share capital of the Company will increase by 79,99,984 equity shares.

Top-10 Shareholders

Shareholders holding more than one per cent of the equity share capital as on 31st March, 2006

Sr. No.	Name of the Shareholder (s)	No. of Shares held on March 31, 2006	% to total Capital
1.	Reliance Energy Ventures Limited	9,09,24,724	42.82
2.	Life Insurance Corporation of India	2,41,92,644	11.39
3.	Reliance Capital Limited	1,19,95,139	5.65
4.	AAA Project Ventures Private Limited	1,04,16,000	4.91
5.	The Bank of New York (for GDR holders)	46,72,606	2.20

Sr. No.	Name of the Shareholder (s)	No. of Shares held on March 31, 2006	% to total Capital
6.	J.P. Morgan Fleming Asset Management	45,51,699	2.14
7.	The New Economy Fund	44,10,003	2.08
8.	The New India Assurance Company Limited	38,45,058	1.81
9.	The Oriental Insurance Company Limited	34,85,939	1.64
10.	Aranda Investments (Mauritius) Pte. Limited	34,00,000	1.60

Distribution of Shareholding

	Number of Shareholders as on 31.03.2006		Total Shares as on 31.03.2006		Number of Shareholders as on 31.03.2005		Total Shares as on 31.03.2005	
Number of shares	Number	%	Number	%	Number	%	Number	%
Upto 500	1,05,509	97.00	87,93,424	4.14	96,499	97.19	84,11,340	4.53
500 to 5,000	2,975	2.72	36,70,843	1.73	2,569	2.59	31,00,820	1.67
5,001 to 1,00,000	100	0.10	56,66,855	2.67	164	0.16	31,32,237	1.69
1,00,000 and above	198	0.18	19,41,89,129	91.46	61	0.06	17,09,28,402	92.11
Total	1,08,782	100.00	21,23,20,251	100.00	99,243	100.00	18,55,72,799	100.00

Investors' Grievances Attended

Received From	Received during		Redressed during April to September		Pending as on	
	2005 to 2006	2004 to 2005	2005 to 2006	2004 to 2005	31.03.2006	31.03.2005
Securities and Exchange Board of India	15	9	15	9	0	0
Stock Exchanges	5	6	5	6	0	0
Direct from Investors	3	28	3	28	0	0
Total	23	43	23	43	0	0

Analysis of Grievances

	Number		Percentage	
	2005-2006	2004-2005	2005-2006	2004-2005
Non-receipt of Dividends				
* Non-receipt of Dividend warrants	5	14	22	32.56
* Non-receipt of dividend through Electronic Clearing Scheme	4	4	17	9.30
Transfer of Shares	7	17	31	39.54
Stop Transfer	1	Nil	4	NA
Issue of Duplicate Share Certificates	4	8	17	18.60
Others	2	Nil	9	NA
Total	23	43	100.00	100.00

Notes :

1. Investors queries / grievances are normally attended within a period of 3 days from the date of receipt thereof, except in cases involving external agencies or compliance with longer procedural requirements specified by the authorities concerned.
2. The queries and grievances received correspond to 0.01% (2004-2005 0.4%) of the number of Members (1,08,782 as of 31st March, 2006).

Legal Proceedings

There are certain pending cases relating to disputes over title to shares, in which the Company is made a party. These cases are however not material in nature.

Dematerialisation of Shares

The Company was the first to admit its shares and go 'live' on to the depository system of Central Depository Services (India) Limited (CDSL) for dematerialisation of Shares and was among the first few companies to admit its shares to the depository system of National Securities Depository Limited (NSDL) for dematerialisation of shares (International Securities Identification Number (ISIN) allotted to the Company is INE036A01016).

With effect from 4th January, 1999, the equity shares of the Company are compulsorily traded in dematerialised form as mandated by the Securities and Exchange Board of India (SEBI).

Status of dematerialisation of shares as of 31st March, 2006 is as under :

Electronic holdings			Physical holdings			Total		
No. of Beneficial Owners	No. of Shares	Percentage	No. of Folios	No. of Shares	Percentage	No. of Shareholders	No. of Shares	Percentage
74,007	19,80,09,324	93.26	34,775	1,43,10,927	6.74	1,08,782	21,23,20,251	100.00

Equity History

Details of issue of Equity Shares in the last two decades

Dates	Particulars of Issue/Forfeiture	No. of Shares	Total No. of Shares	Nominal Value of Shares Rs.
1.4.1986	Outstanding Equity Shares	—	5,85,176	5,85,17,600
3.10.1989	Sub-division of Equity Shares of Rs. 100 each into Equity Shares of Rs. 10 each	—	58,51,760	5,85,17,600
1.4.1990	Issue of Bonus Shares in the ratio of 1:1	+58,51,760	1,17,03,520	11,70,35,200
21.6.1992	Issue of Equity Shares on conversion of 12.5% Fully Convertible Debentures (FCDs)	+4,60,00,000	5,77,03,520	57,70,35,200
1.3.1995	Issue of Equity Shares on conversion of 15% FCDs	+5,40,15,945	11,17,19,465	1,11,71,94,650
8.4.1995	Allotment of Equity Shares from 15% FCDs which was kept under abeyance[1]	+ 1,716	11,17,21,181	1,11,72,11,810
15.11.1995	Allotment of Equity Shares from 15% FCDs which was kept under abeyance[1]	+ 1,600	11,17,22,781	1,11,72,27,810
7.3.1996	Issue of Equity Shares underlying the Global Depository Receipts	+2,60,41,650	13,77,64,431	1,37,76,44,310
1.10.1996	Forfeiture of Equity Shares (converted from 12.5% FCDs)	- 7,490	13,77,56,941	1,37,75,69,410
10.1.1997	Allotment Equity Shares from 15% FCDs which was kept under abeyance[1]	+ 3,945	13,77,60,886	1,37,76,08,860
2.6.1997	Annulment of Forfeiture	+ 100	13,77,60,986	1,37,76,09,860
7.3.1998	Forfeiture of Equity Shares (converted from 15% FCDs)	- 36,470	13,77,24,516	1,37,72,45,160
29.01.1999	Allotment of Equity Shares from 15% FCDs which was kept under abeyance[1]	+ 300	13,77,24,816	1,37,72,48,160
29.01.1999	Annulment of Forfeiture	+ 850	13,77,25,666	1,37,72,56,660
28.07.2003	Allotment of Equity Shares on conversion of FCCBs[2]	+ 49,336	13,77,75,002	1,37,77,50,020
07.10.2003	Allotment of Equity Shares on conversion of FCCBs[2]	+ 49,336	13,78,24,338	1,37,82,43,380
07.11.2003	Allotment of Equity Shares on conversion of FCCBs[2]	+1,50,00,399	15,28,24,677	1,52,82,46,770
24.02.2004	Allotment of Equity Shares on conversion of FCCBs[2]	+51,00,036	15,79,24,713	1,57,92,47,130
23.03.2004	Allotment of Shares under Preferential Issue	+1,35,80,000	17,15,04,713	1,71,50,47,130
24.03.2004	Allotment of Shares under Preferential Issue	+ 36,50,000	17,51,54,713	1,75,15,47,130
02.04.2004	Allotment of Shares under Preferential Issue	+ 91,95,622	18,43,50,335	1,84,35,03,350
30.04.2004	Allotment of Equity Shares on conversion of FCCBs[2]	+9,99,009	18,53,49,344	1,85,34,93,440
29.07.2004	Allotment of Equity Shares on conversion of FCCBs[2]	+1,97,346	18,55,46,690	1,85,54,66,900
13.12.2004	Annulment and re-issue of Forfeited Shares	+25,909	18,55,72,599	1,85,57,25,990

Equity History (Contd.)

Dates	Particulars of Issue/Forfeiture	No. of Shares	Total No. of Shares	Nominal Value of Shares Rs.
13.12.2004	Allotment of Equity Shares from 15% FCDs which was kept under abeyance	+200	18,55,72,799	1,85,57,27,990
02.05.2005	Allotment of Equity Shares against conversion of warrants	+97,50,000	19,53,22,799	1,95,32,27,990
21.07.2005	Allotment of Shares under Preferential Issue	+41,84,000	19,95,06,799	1,99,50,67,990
05.08.2005	Allotment of Equity Shares against conversion of warrants	+1,11,228	19,96,18,027	1,99,61,80,270
19.08.2005	Allotment of Equity Shares on conversion of FCCBs	+22,86,224	20,19,04,251	2,01,90,42,510
31.03.2006	Allotment of Equity Shares on conversion of warrants	+1,04,16,000	21,23,20,251	2,12,32,02,510

Notes :

1. Allotment of these shares was kept in abeyance to meet contingencies arising out of shares held by notified persons, pending court cases, etc. and the allotments were made upon orders passed by courts/with the approval of Stock Exchanges.

2. Equity Shares were allotted on conversion of 0.5 per cent Foreign Currency Convertible Bonds (FCCBs). FCCBs were convertible into Equity Shares at a pre-determined price of Rs.245 from 25th September, 2002 to 25th September, 2007, at pre-determined exchange rate of US$ 1 = Rs. 48.35. The entire outstanding 0.5 per cent FCCBs were converted into equity shares during the year.

3. The Company has also issued Zero Coupon FCCBs aggregating US$ 178.058 million. These FCCBs are convertible into Equity Shares at a pre-determined price of Rs.1,006.92 from 23rd April, 2004 to 24th February, 2009 at a pre-determined exchange rate of US$ 1= Rs.45.24. Conversion of these FCCBs would result in issue of further 79,99,984 equity shares.

Stock Exchange Listings

The Company is an actively traded scrip on the bourses and is included in 'A' group of scrips on Bombay Stock Exchange Limited

A. Stock Exchanges on which the shares of the Company are listed

1. National Stock Exchange of India Ltd.
   Exchange Plaza, Bandra-Kurla Complex
   Bandra (East), Mumbai 400 051
   Telephone : 022-2659 8235/8236/8100-8114
   Facsimile : 022-2659 8237/38
   e-mail : cmlist@nse.co.in
   Website : www.nseindia.com

2. Bombay Stock Exchange Limited
   1st Floor, New Trading Ring
   Rotunda Building, P J Towers
   Dalal Street, Fort, Mumbai 400 001
   Telephone : 022-2265 5656, 2272 3030
   Facsimile : 022-2272 2037/2041/3719/2039/2061
   e-mail : listing@bseindia.com
   Website : www.bseindia.com

B. Stock Exchange on which the GDRs of the Company are listed

The London Stock Exchange
10 Paternoster Square
London EC4M 7 LS, United Kingdom
Telephone : 0044-020-7797 1000
Facsimile : 0044-020-7334 8954
e-mail : irinfo@londonstockexchange.com
Website : www.londonstockexchange.com

C. Zero per cent Foreign Currency Convertible Bonds are listed on

Singapore Exchange Limited
2 Shenton Way
#19-00 SGX Centre 1, Singapore 068804
Telephone : (65) 6236 8888
Facsimile : (65) 6236 8888
Website : www.sgx.com

Depository Bank for GDR holders

The Bank of New York
101, Barclays Street, 22nd Floor
West New York,
NY 10286
Telephone: (212) 815 8128
Facsimile : (212) 571 3050

The Bank of New York
Express Towers, 13th Floor
Nariman Point,
Mumbai 400 021
Telephone : (022) 2202 2936
Facsimile : (022) 2204 4942

Stock Price and Volume

Monthly high and low quotations as also the volume of shares traded on Mumbai and National Stock Exchanges with monthly high and low quotations of GDRs

	Mumbai (BSE)			NSE			GDRs	
2005-2006	Highest Rs.	Lowest Rs.	Volume Nos. Nos.	Highest Rs.	Lowest Rs.	Volume Nos. Nos.	Highest US$	Lowest US$
April	560.05	471.00	1,322,166	560.00	475.00	42,77,164	37.31	33.08
May	522.00	474.00	1,448,545	522.50	473.00	49,74,629	35.41	32.83
June	705.90	512.10	13,477,274	709.90	512.00	3,36,19,752	45.33	35.27
July	671.95	600.00	4,181,632	689.00	590.15	1,25,07,669	45.26	41.96
August	659.50	653.25	4,222,535	658.75	555.00	1,32,10,326	44.69	38.53
September	614.00	533.00	2,986,414	642.10	531.15	90,59,786	41.43	37.07
October	539.50	496.00	2,639,547	592.00	495.00	89,68,963	39.82	33.51
November	611.25	515.00	3,634,039	611.40	515.00	1,15,87,040	38.61	34.46
December	664.40	573.00	7,754,931	661.95	572.65	2,04,71,183	42.68	39.23
January	700.60	585.2	4,469,894	647.90	586.40	1,22,51,011	43.24	40.36
February	637.00	585.00	3,346,004	648.80	587.00	91,89,039	41.94	40.33
March	669.65	586.25	6,560,511	670.00	595.00	1,65,18,139	44.39	40.45

Issue Price per GDR US$ 14.40. Each GDR represents 3 Equity Shares. 1US$ = Rs.44.62 as on 31st March, 2006

GDRs of the Company are traded on the electronic screen based quotation system, the SEAQ (Securities Exchange Automated Quotation) International, on the portal system of the National Association of Securities Dealers Associated Quotation, Inc. (NASDAQ) of U.S.A. and also over the Counter at London, New York and Hong Kong.

Stock Codes	Physical	Electronic
Bombay Stock Exchange Limited	390	500390
National Stock Exchange	REL	REL
Singapore Stock Exchange	6MMB	XS0187909550
London Stock Exchange	Not Applicable	REYD
Reuters Code	RLEN.BO	RLEN.BO
International Securities Identification Number (ISIN) for the Company's shares in dematerialized form	Not Applicable	INE 036A01016

An Index Scrip : Equity shares of the Company are included in almost all indices i.e. BSE-30, BSE-100, BSE National, BSE-200, BSE-500, BSE-Dollar, S&P CNX Nifty Index, S&P CNX Power, ET Index, FTSE All-World Index.

Depository Services

For guidance on depository services, shareholders may write to the Registrar & Share Transfer Agents of the Company or National Securities Depository Limited, Trade World, 5th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, Telephone : (022) 24994200, Facsimile : (022) 24972993/24976351, e-mail : info@nsdl.co.in, Website : www.nsdl.co.in or Central Depository Services (India) Limited, Phiroze Jeejeebhoy Towers, 16th Floor, Dalal Street, Mumbai 400 023, Telephone : 022-2272 3333, Facsimile : (022) 2272 3199/2072, Website: www.cdslindia.com, e-mail: investors@cdslindia.com.

Communication to Members

The Quarterly Financial Results of the Company are normally announced within a month of the end of the respective quarter. The Company's Media Releases and details of significant developments are also made available on the website. The statement of Half Yearly Financial Results of the Company is mailed to all shareholders of the Company. These are published in leading newspapers, in addition to hosting them on the Company's website: www.rel.co.in.

Policy on Insider Trading

The Company has formulated a Code of Conduct for Prevention of Insider Trading (REL Code) in accordance with the guidelines specified under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended on 20th February, 2002. The Board has appointed Shri Ramesh Shenoy, Company Secretary, as the Compliance Officer under the Code responsible for complying with the procedures, monitoring adherence to the rules for the preservation of price sensitive information, pre-clearance of trade, monitoring of trades and implementation of the Code of Conduct under the overall supervision of the Board. The Reliance Energy code, inter alia, prohibits purchase and/or sale of shares of the Company by an insider or by any other Company, while in possession of unpublished Price Sensitive Information in relation to the Company during certain prohibited periods. The Reliance Energy Code of Conduct is available on the Company's website.

Shareholder Satisfaction Survey

The Company constantly endeavours to extend the best of facilities and services to shareholders and intend to further improve the service standards. In response to the Shareholders satisfaction survey feedback forms mailed to our shareholders as also to the feedback option facility made available on the Company's website, the Company received response from shareholders.

The results of the survey are summarized hereunder :

Satisfaction level of services in following areas:	Responses received	Percentage of total responses received Excellent	Good	Needs improvement	Total %
1. Response to queries/ complaints	675	48	48	4	100
2. Your overall rating of our investor service	699	54	44	2	100
3. Presentation of information on Website	530	47	48	5	100
4. Quality & Contents of Annual Report 2004-05	692	50	45	5	100

REL Share performance against BSE 30 & NSE CNX Nifty



REL - BSE
REL - NSE
BSE - 30 Index
NSE CNX Nifty Index
800
700
600
500
400
300
200
100
0
15-04-05
29-04-05
16-05-05
31-05-05
15-06-05
30-06-05
15-07-05
29-07-05
16-08-05
31-08-05
15-09-05
30-09-05
14-10-05
31-10-05
16-11-05
30-11-05
15-12-05
30-12-05
16-01-06
31-01-06
15-02-06
28-02-06
16-03-06
31-03-06

Secretarial Audit for Reconciliation of Capital

The Securities and Exchange Board of India has directed vide Circular No. D&CC/ FITTC/CIR-16/2002 dated 31st December, 2002 that all issuer companies shall submit a certificate of capital integrity, reconciling the total shares held in both the depositories, viz. NSDL and CDSL and in physical form with the total issued / paid-up capital.

The said certificate, duly certified by the Statutory Auditor of the Company is submitted to the Stock Exchanges where the securities of the Company are listed within 30 days of the end of each quarter and the certificate is also placed before the Board of Directors of the Company.

Key Financial Reporting Dates for the Financial Year 2006-07

Unaudited Results for the First Quarter ended 30th June, 2006	: On or before 31st July, 2006
Unaudited Results for the Second Quarter / Half Year ended 30th September 2006	: On or before 31st October, 2006
Unaudited Results for the Third Quarter ended 31st December 2006	: On or before 31st January, 2007
Audited Results for the Financial Year 2006-07	: On or before 30th June, 2007

Any queries relating to the financial statements of the Company may be addressed to :

Shri Madhukar Moolwaney
Sr.Vice-President (Accounts & Finance)
Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (East), Mumbai 400 055
Telephone : (022) 3009 9431
Facsimile : (022) 3009 9741
email : madhukar.moolwaney@rel.co.in

Investors' correspondence may be addressed to the Compliance Officer of the Company :

Shri Ramesh Shenoy
Company Secretary
Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (East), Mumbai 400 055
Telephone : (022) 3009 9311
Facsimile : (022) 3009 9763
e-mail: ramesh.shenoy@rel.co.in

Plant Locations

Dahanu Power Station

BSES Nagar
Dahanu Road 401 602
Thane District

Samalkot Power Station

Industrial Development Area
Pedapuram, Samalkot Mandal
Samalkot 533 440
Andhra Pradesh

Goa Power Station

Opp. Sancoale Industrial Estate
Zuarinagar 403 726
Sancoale, Mormugao,
Goa

Wind Farm

Near Almangala
Chitradurga District
Karnataka 577558

Sl. No.	City/Centre	STD Code	Phone - Off.	Fax	E-mail Id
1	Agra	0562	2526660 to 63	2526663	sandeepagar@karvy.[illegible] ksblagra@karvy.com
2	Ahmedabad	079	26420422, 26400527, 28	26565551	ahmedabad@karvy.[illegible]
3	Aligarh	0571	2509106 to 08	2429272	aligarh@karvy.com
4	Allahabad	0532	2561073 to 74	2561073	
5	Ananthapur	08554	249601, 249607, 249608		pradeept@karvy.com, [illegible]pur@karvy.com
6	Ankleshwar	02646	243291, 243292		lrajesh@karvy.com, [illegible]tpur@karvy.com
7	Aurangabad	0240	2363517, 23, 24, 30		hiren.soni@karvy.com, ksblankleshwar@karvy.com
8	Bangalore	080	26621192, 26621193		shaileshn@karvy.com, [illegible]bad@karvy.com
9	Bareilly	0581		26621169	ramapriyanpb@karvy.[illegible]
10	Belgaum	0831	2402544, 2402722	2476797	avitabh@karvy.com, ksblbareilly@karvy.com
11	Bellary	08392	254531, 254532	2402933	ksblbelgaum@karvy.[illegible]
12	Bharuch	02642	242082, 242394	254533	vijayendra@karvy.com, [illegible]bellary@karvy.com
13	Bhavnagar	0278	2525004, 2525006		hiren.soni@karvy.com, [illegible]bharuch@karvy.com
14	Bhimavaram	08816	231766, 67, 68, 69		manish.jain@karvy.com, [illegible]bhavnagar@karvy.com
15	Bhopal	0755	2559332, 2559337		ppvarma@karvy.com, [illegible]avaram@karvy.com
				2760890	ashutosh.dwivedi@karvy.com, ksblbhopal@karvy.com ksblbhopal@karvy.com
16	Bhubaneswar	0674	2547431 to 34, 2547382	2511012	ksblbbsr@karvy.com
17	Calicut	0495	2760882, 2760884		bijesh@karvy.com, [illegible]@karvy.com
18	Chandigarh	0172	5071725, 5071727		sanjay@karvy.com, [illegible]@karvy.com
19	Chennai	044	28153445, 28151034	28153181	sraja@karvy.com, [illegible]@karvy.com
20	Chilakaluripet	08647	257501	257502	ksblchpet@karvy.com
21	Coimbatore	0422	2237501 to 506, 2234387		srn@karvy.com, coimbat[illegible]@karvy.com
22	Cuttack	0671	2335175, 3110827		debasis@karvy.com, [illegible]cuttack@karvy.com
23	Dehradun	0135	2713351, 2714046	2714047	abhishek@karvy.com, [illegible]dehradun@karvy.com
24	Dindigul	0451	2436077, 2436177		dindigul@karvy.com
25	Durgapur	0353	2586375 to 77		jagdish@karvy.com, [illegible]pur@karvy.com
26	Eluru	08812	227851, 52, 54		ksbleluru@karvy.com
27	Erode	0424	2225603, 225615		erode@karvy.com
28	Ghaziabad	0120	2701886, 2701891		shailendra@jkarvy.com, ksblghaziabad@karvy.com
29	Gobichettipalayam	04285	226275, 226276		gobi@karvy.com
30	Gorakhpur	0551	2333825, 2333814	2346519	abhinav@karvy.com, [illegible]rakhpur@karvy.com
31	Guntur	0863	2326681, 2326686	2326687	ssrikanth@karvy.com, [illegible]ntur@karvy.com
32	Haldia	03224	276755 to 57		joshiss@karvy.com, ksblhaldia@karvy.com
33	Hubli	0836	2353962, 2353974	2353961	basavarajhirur@karvy.com, [illegible]hubli@karvy.com
34	Hyderabad	040	23312454, 23320251	23312946	anitha@karvy.com
35	Indore	0731	5069891, 5069892	5069894	pmungre@karvy.com
36	Jaipur	0141	2375099, 2363321	2364660	mbmaheshwari@karvy.com, ksbljaipur@karvy.com
37	Jamnagar	0288	2557862 to 65		jamnagar@karvy.com
38	Jamshedpur	0657	2487020, 2487045		jamshedpur@karvy.com, ksbljamshedpur@karvy.com
39	Junagadh	0285	2624154, 2624140		junagadh@karvy.com
40	Kakinada	0884	2387382, 2387383	2387381	vvrao@karvy.com, ksbl[illegible]nada@karvy.com
41	Kanpur	0512	2330127, 2331445	2558334	prashant@karvy.com, [illegible]anpur@karvy.com
42	Karaikudi	04565	237192, 237193		karaikudi@karvy.com
43	Karur	04324	241892, 241893	241891	karur@karvy.com
44	Kochi	0484	2310881, 2322152	2323104	rganesan@karvy.com, ksblcochin@karvy.com

45	Kolkata	033	24634787 to 89, 24647231	24644866	alok@karvy.com, ksblcalcutta@karvy.com
46	Lucknow	0522	2236820 to 26	2236826	nitinsaxena@karvy.com, adminlucknow@karvy.com
47	Madurai	0452	2350855, 2350852 to 854	2350856	madurai@karvy.com, ksblmadurai@karvy.com
48	Mangalore	0824	2492302, 2496332	2496352	cshetty@karvy.com, mangalore@karvy.com
49	Mattancherry	0484	2223243		kparthasarathy@karvy.com, ksblmattancherry@karvy.com
50	Mumbai	022	26730799, 843, 311, 867	26730152	pbamlani@karvy.com, mumbaiandheri@karvy.com
51	Mumbai	022	30325600, 30325624	2285731	
52	Mysore	0821	2524292, 2524294	2524293	vasanthank@karvy.com, mysore@karvy.com
53	Nadiad	0268	2563210, 2563245		nadiad@karvy.com
54	Nasik	0253	2577811, 5602542		nabriyad@karvy.com
55	Nellore	0861	2349935, 2349936	2349939	chnadramohan@karvy.com, ksblnellore@karvy.com
56	New Delhi	011	23324401, 23353835	23324621	sakulpuri@karvy.com, ksbldelhi@karvy.com
57	Palghat	0491	2457143		palghat@karvy.com
58	Panjim	0832	2426870, 2426871	2426873	rajeshpatki@karvy.com, ksblpanajim@karvy.com
59	Patna	0612	2321355, 56		sanjayn@karvy.com, ksblpatna@karvy.com
60	Pondicherry	0413	2220636, 2220640	2220659	vipul@karvy.com, ksblproddatur@karvy.com
61	Proddatur	08564	250822, 250823, 250824		viswam@karvy.com, ksblprddatur@karvy.com
62	Pune	020	4048790	25456842	anandjaju@karvy.com, pune@karvy.com
63	Rajahmundry	0883	2434468, 2434469	2434471	gv@karvy.com,ksblrjm@karvy.com
64	Rajkot	0281	2239403, 2239404		manish.jain@karvy.com, rajkot@karvy.com
65	Ranchi	0651	2330386, 2330394		ranchi@karvy.com, ksblranchi@karvy.com
66	Renukoot	05446	254201		renukoot@karvy.com
67	Rourkela	0661	2510771, 2510772		nmohanty@karvy.com, rourkela@karvy.com
68	Salem	0427	2335700 to 704	2335705	salem@karvy.com
69	Shimoga	08182	228795, 228796	2226747	shimoga@karvy.com, ksblshimoga@karvy.com
70	Surat	0261	8357356, 8351976	8368693	surat@karvy.com, ksblsurat@karvy.com
71	Tanjore	04362	279407, 279408		tanjore@karvy.com
72	Theni	04546	261285, 261108		jaya@karvy.com, theni@karvy.com
73	Tirupathi	0877	2252756		venkatreedy@karvy.com, ksbltirupati@karvy.com
74	Tirupur	0421	2205865, 5330158		tirupur@karvy.com
75	Trichur	0487	2322483, 2322484		josephka@karvy.com
76	Trichy	0431	2798200, 2791000	2794132	trichy@karvy.com
77	Trivandrum	0471	2725987, 2725989 to 991	2725987	csjoy@karvy.com, ksbltvm@karvy.com
78	Tumkur	0816	2261891, 2261892		somnath@karvy.com, tumkur@karvy.com
79	Udupi	0820	2530962, 2530963		ksbludupi@karvy.com, udupi@karvy.com
80	Vadodara	0265	2225325, 2225389	2363207	shobhan@karvy.com, ksblbaroda@karvy.com
81	Vallabh-Vidhyanagar	02692	248980, 248873		mukesh.patel@karvy.com, vvnagar@karvy.com
82	Varanasi	0542	2225365, 2223814	2223814	ashutosh@karvy.com, ksblvaranasi@karvy.com
83	Vijayawada	0866	2495200, 400, 500, 600, 700, 800	2495300	cchrao@karvy.com, vijayawada@karvy.com
84	Vishakapatnam	0891	2752915 to 18	2752915 to 18	ysrinivas@karvy.com, ksblvizag@karvy.com
85	Vishakapatnam-Gajuwaka	0891	2511685, 2511686		prasad@karvy.com; ksblgajuwaka@karvy.com

Your Directors have pleasure in presenting the 77th Annual Report and the Audited Accounts for the year ended 31st March, 2006.

Financial Results

During the year under review, the Company achieved an aggregate income of Rs.4,608 crore.

The highlights of the financial results are as under:-

(Rs. crore)

	2005-2006	2004-2005
Total Income	4,607.89	4,592.55
Gross Profit before Depreciation	1,130.10	915.75
Depreciation	348.63	346.44
Profit before Tax	781.47	569.31
Provision for Taxation (Income-tax and Wealth Tax)	85.62	25.50
Provision for Deferred Tax	(39.33)	24.00
Fringe Benefit Tax	4.29	-
Profit after Tax	730.89	519.81
Add :		
Balance of Profit brought forward from previous year	200.31	122.55
	931.20	642.36
Less/Add :		
Prior Period Adjustments -		
Current Tax (Net)	80.55	(0.48)
	850.65	642.84
Less : Statutory Reserves	18.72	17.21
Amount available for appropriations	831.93	625.63
Appropriations :		
Dividend on Equity Shares		
(i) Interim-Quarterly Dividend	23.94	61.23
(ii) Final Dividend	80.68	25.98
(iii) Final Dividend on Equity Shares for Previous Year (not appropriated in the previous year)	1.36	0.15
Corporate Tax on Dividends	14.87	11.74
Transfer to Debenture Redemption Reserve	35.15	26.22
Transfer to General Reserve	400.00	300.00
Balance carried to Balance Sheet	275.93	200.31
	831.93	625.63

Dividend

During the year, the Company paid Quarterly interim Dividend of Re.1.20 (12 per cent) per Equity Shares for the quarter ended 30th June, 2005. However, the Board taking into consideration the suggestion made by shareholders and the merits and demerits of continuing with the practice of payment of quarterly dividend, decided to discontinue the payment of quarterly dividends. In addition to the above quarterly dividend, the Directors recommend a final dividend of Rs.3.80 (38 per cent) per Equity Share making a total dividend of Rs. 5.00 (50 per cent) per Equity Share for the financial year 2005-06, which, if approved at the forthcoming 77th Annual General Meeting, will be paid to (i) those Equity Shareholders whose names appear on the Register of Members of the Company after giving effect to all valid share transfers in physical form lodged with the Company on or before 26th May, 2006 and (ii) to those whose names appear as beneficial owners as at the end of business on 26th May, 2006, as per particulars to be furnished for this purpose, by the Depositories, viz. National Securities Depository Limited and Central Depository Services (India) Limited.

Fixed Deposits

The Company discontinued accepting Fixed Deposits since December 1998. Deposits amounting to Rs. 1, 22,000 due for repayment, were unclaimed by 15 depositors as on 31st March, 2006. Since then, none of the depositors has claimed any unclaimed deposit. The Company, during the year, transferred Rs. 40,912 being the unclaimed deposit and interest amount, to the Investor Education and Protection Fund set up by the Government of India.

Standby Charges

The Maharashtra Electricity Regulatory Commission (MERC), vide its order dated 31st May, 2004 directed The Tata Power Company Limited (TPC) and the Company to make future monthly payments in the ratio of 77:23 between TPC and the Company. MERC further directed TPC to refund about Rs. 322 crore to the Company, in respect of excess payments already made towards standby charges.

The High Court, however, by its interim order directed TPC to provide a Bank Guarantee to the Company for Rs. 313.93 crore, in lieu of payment pending disposal of the Company's appeal. As a final order, the Hon'ble High Court of Bombay has disposed of both the petitions by holding that the issues should be adjudicated within four months by the Appellate Tribunal, and in the interregnum the parties to continue to pay in terms of the interim order subject to adjustments on adjudication.

The Company has filed a Special Leave Petition (SLP) in the Supreme Court against the interim order of the High Court, seeking cash refund/adjustment, instead of the bank guarantee. The Supreme Court disposed off the SLPs filed by the Company and TPC and directed TPC to file an appeal to the Appellate Tribunal for Electricity (ATE). The appeal filed by TPC is now being heard by ATE.

Merger of Reliance Energy Ventures Limited with the Company

The Board at its meeting held on 3rd January, 2006 approved the proposal for merger of Reliance Energy Ventures Limited (REVL) with the Company. REVL became a part of the ADA Group consequent upon the Scheme of Arrangement between Reliance Industries Limited and REVL becoming effective. The Board of REVL at its meeting held on 8th February, 2006 approved the proposal to merge REVL with the Company. The merger proposal would be placed before the Members of the Company and of REVL at the Court Convened Meetings of the equity shareholders of the Company and of REVL to be held on 26th April, 2006. An Extraordinary General Meeting of the Company has also been called on 26th April, 2006 for cancellation of the existing equity shares of the Company held by REVL consequent upon the merger. The amalgamation of REVL with the Company would bring the following benefits: enhancement of shareholder value, elimination of dual listing, elimination of potential 'holding company' discount through REVL market price, increased liquidity for all REL's shareholders, wider domestic and international shareholder base for the Company and enhanced financial strength and flexibility.

Management Discussion and Analysis of Financial Condition

Management Discussion and Analysis of Financial Condition and Results of Operations of the Company for the year under review as required under Clause 49 of the Listing Agreement with the Stock Exchanges, is given as a separate statement in the Annual Report.

Directors

Shri K. H. Mankad ceased to be Director (Finance) on 19th October, 2005 after attaining superannuation. The Board recorded with appreciation the contribution made by Shri K. H. Mankad during his tenure as Director (Finance) of the Company.

During the year, Shri Gautam Doshi resigned from the Board on 19th October, 2005. The Board while accepting Shri Gautam Doshi's resignation recorded with appreciation the contributions made by him during his tenure on the Board. Shri S. C. Gupta and Shri J. P. Chalasani retire by rotation and are eligible for re-appointment.

Brief resumes of Directors, the nature of their expertise in specific functional areas, names of companies in which they hold directorships and the memberships of committees of the board, their shareholdings, etc. are given in the section on Corporate Governance elsewhere in the Annual Report.

Auditors

M/s. Haribhakti & Co., Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants, the statutory auditors, will retire at the conclusion of the forthcoming Annual General Meeting and are eligible for re-appointment. M/s. Haribhakti & Co., have conveyed that they would not be seeking re-appointment as joint statutory auditors of the Company at the ensuing Annual General Meeting. M/s. Price Waterhouse, Chartered Accountants, have indicated their willingness to be appointed as joint statutory auditor of the Company for the financial year 2006-07. The Company has received letters from both of them, viz. M/s. Chaturvedi & Shah and M/s. Price Waterhouse, to the effect that their appointment, if made, would be within the limits prescribed under Section 224 (1B) of the Companies Act, 1956. It is accordingly proposed to appoint M/s. Chaturvedi & Shah and M/s. Price Waterhouse as joint statutory auditors of the Company for the year 2006-07.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217 (2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that: (i) in the preparation of the annual accounts for the financial year ended 31st March, 2006, the applicable accounting standards have been followed along with proper explanations relating to material departures; (ii) the Directors have selected such accounting policies and applied them consistently, and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31st March, 2006 and of the profit of the Company for the said period; (iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and (iv) the Directors have prepared the accounts for the financial year ended 31st March, 2006, on a 'going concern' basis.

The above statements have been noted by the Audit Committee at its meeting held on 18th April, 2006.

Technology Absorption and Foreign Exchange Earnings and Outgo

The information relating to technology absorption, foreign exchange earnings and outgo required to be disclosed under Rule 2 of the Companies (Disclosure of Particulars in the Report of Board of

Directors) Rules, 1988, is given in Annexure I and forms part of this Report.

- **Corporate Governance**

The Company is one of the pioneers in the country in implementing the best of international practices of corporate governance. A separate section on Corporate Governance forms part of the Annual Report. A certificate from Auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is given in Annexure II.

Personnel

In accordance with the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the Annexure to the Directors' Report. However, as per the provisions of Section 219 (1) (b) (v) of the Companies Act, 1956, the Report and Accounts is being sent to all the shareholders of the Company excluding the aforesaid information. Any shareholder interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Acknowledgement

The Board of Directors wishes to thank the Government of India (including the Ministry of Power), Governments of Maharashtra, Andhra Pradesh and Goa (including Energy and Environment Departments), Maharashtra Pollution Control Board, Maharashtra State Electricity Board, Electricity Regulatory Commissions of Maharashtra and Andhra Pradesh, Dahanu Taluka Environment Protection Authority, Municipal Corporation of Mumbai, financial institutions, bankers, customers, suppliers, shareholders and the employees of the Company.

On behalf of the Board of Directors

Mumbai,
19th April, 2006

Anil D Ambani
Chairman & Managing Director

Disclosure under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988

A. Conservation of Energy: Not Applicable

B. Technology Absorption: Efforts made in technology absorption as per Form B given below.

FORM 'B'

RESEARCH AND DEVELOPMENT (R&D)

I. Specific areas in which Research and Development was carried out by the company:

A. **Electricity Supply Division**

a. Use of Polymer for substation kiosks and concrete foundation base for LT Pillars.

b. Refinement and Improvement of Theft Detection Device (TDD).

c. Design & Development of Powerline Remote Units for Automatic Meter Reading.

Benefits derived :

a. Reduction in erection time and maintenance cost.

Use of polymer-based materials has resulted in lowering the capital cost of the equipment, elimination of periodic maintenance cost (repainting works) and reduction in cases of theft.

b. Reduction in theft of electricity from Mains.

c. Improvements in process of billing and error free operations, theft reduction, energy audit, load profile, time of use tariffs (when applicable), and online availability of consumer data, online real time payment.

Future plan of action :

a. Reinforced hollow polyconcrete poles as an alternate to M.S. galvanized poles for reduction of initial capital and maintenance cost.

b. Ready to erect base structure for LT pillars on public roads for reduction of erection time and labour cost.

c. Hand held palm top for facilitating substation inspection and load reading.

d. Deployment plan for Theft Detection Device (TDD) in all Divisions.

e. Further to existing AMR pilots, two more pilots are in pipeline to evaluate all available technologies for adoption.

Feasibility study for Energy Data Management System for Enterprise wide meter data management through AMR.

f. Integrated Supervisory Control and Data Acquisition (SCADA) of the complete REL network at one point for better contingency management.

g. Hotline washing of the Transmission towers.

h. Use of unitized substations to meet the challenge of space constraints.

i. Use of vacuum breakers at distribution substation level for maintenance free life.

j. Use of fault passage indicator, a simple and effective tool for identifying faulty cable sections in the field.

k. Chemical treatment of earth pits to achieve low resistance, even in rocky soil.

B. **Goa Power Station**

a. In-house development of Load Management Scheme energy dispatch to GoG by online real time interface of 33 KV GoG Bus Meter with Operator Console at the DCS.

b. Reduction in Auxiliary power consumption by use of GT Extraction Air as plant instrument air by modifying the scheme and keeping plant instrument air system in cold standby mode

c. Installation of liquid mounted mechanical shoe type seals on naphtha storage tanks roof.

Benefits derived :

a. Better and accurate control of power export to GoG to avail maximum benefit of load variation and dispatch flexibility. Real time energy export can be matched with GT output and feeder wise load variation to minimize the impact of sudden load fluctuation on GT output.

b. Savings in Auxiliary power consumption and higher reliability of Instrument air system as standby is available.

c. Reduction in Naphtha emission loss from the storage tanks.

Future plan of action :

a. Energy savings by Impeller modification in High Pressure Boiler Feed Pump (HPBFP).

b. Reduction in Auxiliary power consumption by using HPBFP bleed-off water in LP Feed water system, LP Feed Pumps to act as standby.

c. Heat Rate improvement by GT Inlet Air Cooling/Chilling System.

d. Heat Rate improvement by modification of Ducts of Gas Turbine Inlet Air and exhaust system.

C. **Goa Distribution Division**

a. In-house development of the HT/LT Billing Software for Consumer Tariff billing.

b. GSM technology based Automated Remote Metering (ARM) for select HT Consumers.

c. Detailed study for cause and prevention of condensation in the 33kV Indoor panels located in Outdoor kiosk.

d. Design and development of Fiber boxes for Consumer Meters / ARM Unit.

Benefits derived :

a. The HT/LT Billing software results in faster generation of tariff bills resulting in reduced billing time and faster collections of revenues. Billing Cycle has been reduced to 2-3 working days by segregating the following processes :

- Metering data required only for Billing
- Tamper Information
- Physical verification of Metering System

b. In Automated Remote Metering, the meters are downloaded for all metering data from remote location directly on individual workstations. This has reduced the metering cycle to half a day. The data stored in meter can be downloaded at any time for faster processing.

c. The condensation in the HT Panel would result in flashover in the panel and increased downtime.

d. The saline climate of the region causes rusting of the conventional metal meter boxes.The fiber box overcomes this drawback.

Future plan of action :

a. Polycrete Outdoor CT/PT/LAs and Insulators to replace the conventional porcelain bushing, Oil filled CT/PTs and porcelain LAs/Insulators.

b. Use of Specialized Earthing using co-axial pipes and special chemicals for better Earthing values in rocky areas.

c. Use of special compounds to reduce the growth of vegetation in the outdoor switchyard locations.

d. Study for use of Energy efficient transformers for distribution areas.

e. Double door design for outdoor HT/LT feeder pillars for additional safety and live inspection through the inner grilled window.

f. Study on use of wireless technology for Auto transfer of meter reading/tamper information to station PC.

D. Dahanu Thermal Power Station

R & D efforts :

a. Developed Ceramic Tiles, indigenous components for Ash Classifier.

b. Super Cleaning of turbine lube oil.

c. R&D efforts are going on to reduce the dead weight of the mill grinding media, by using ceramic balls in place of conventional Manganese steel or Hi- Crome balls.

d. Developed software model for theoretical airflow computation for boiler.

Benefits derived :

a. The imported components of the classifier in fly ash classification unit got worn out with in a short duration after commissioning.The failed components and louvers were replaced with indigenously developed items. Indigenously developed ceramic tiles were used in one of the classifiers to reduce the wear and tear of the classifier parts.All these R&D efforts have increased the output of the classifier there by increased ash utilization.

b. R&D efforts are going on to improve the quality of turbine lube oil from present NAS 7 level to NAS 5 and below through ELC (Electrostatic Liquid Cleaning) Technology

c. This will reduce the auxiliary power consumption of Coal mills substantially.

d. This model guides the operator to maintain the correct airflow and carry out necessary adjustments in the controls if required.

Future plan of action :

a. PMS Upgradation by window based with many additional features.

b. Heat Rate improvement by On-line Optimisation Package.

c. Aux Power Reduction by various Projects like installation of VFD, replacement of energy saving motors, replacement of new technology valves etc.

d. Plant Reliability Augmentation in order to improve plant availability and reliability.

e. Six Sigma projects in different main areas of operation, maintenance, environment, safety etc.

f. Horticulture Initiatives & Chiku R&D Center Establishment.

g. Setting of Coarse ash grinding system in order to utilize coarse ash gainfully.

h. Setting up dry bottom ash collection system for 100% ash utilization as per MoEF.

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

1.0 Electricity Supply Division

1.1 Efforts, in brief, made towards technology absorption, adaptation and innovation:

a. Adoption of polymer based materials in distribution system for substation kiosks and ready concrete foundation base for LT Pillars erection.

b. Refinement and improvement of Theft Detection Device (TDD) and deployment in Mumbai in progress.

c. Design & Development of Power-line Remote Units for Automatic Meter Reading (AMR). Pilot project started in Mumbai for evaluation of cost-benefit, technology adoption and integration requirements.

d. Procurement of Automatic Meter Reader enabled & Time of Day (TOD) enabled meters. Pilot AMR deployed in Grid Meters for Availability based Tariff and load dispatch information.

e. Use of bolted links in LT pillars to prevent the theft of copper removable links.

f. Deployment of GSM based Automatic Meter Reading System for all HT consumers in Mumbai.

g. The real time data acquisition for energy meters were introduced in the transmission system to eliminate the manual errors and data acquisition and thereby the correct assessment of the transmission and transformation losses.

h. Buzzer testing of the insulators were carried out in the transmission line and thereby preventive maintenance was carried out for the insulators which ultimately results in tripping of the transmission lines due to tracking in the insulators.

i. Implementation of SAP system.

j. Introduction of Smart Card Attendance.

k. Loss calculation and assessment of network loading using SINCAL-load flow software.

1.2 Benefits derived :

a. Reduction in erection time and maintenance cost.

Use of polymer-based materials has resulted in lowering the capital cost of the equipment, elimination of periodic maintenance cost (repainting works) and reduction in cases of theft.

b. Reduction in theft of electricity from Mains.

c. Improvements in process of billing and error free operations, theft reduction, energy audit, load profile, time of use tariffs (when applicable), and online availability of consumer data, online real time payments

d. Readiness for remote metering & TOD tariff.

e. Use of bolted copper links in place of removable links resulted in reduction of theft and hence interruption to consumers.

f. Implementation of AMR for HT consumers contributes to significant process improvements for load survey, tamper and theft and billing with online monitoring and immediate access to data.

g. Adoption of broadband on power-line technology allows deriving significant value addition and benefits by using the power infrastructure already in place. Benefits such as asset monitoring, data communication for security and AMR for internal process needs. There also exists significant scope to offer other services including "Telephony on Power-line" and other value added services including home automation gateway, consumer services like medical alerts and security services including video on power-line.

h. Increased availability of equipment.

i. Eliminating repetitive clerical and routine work thereby increasing efficiency and productivity.

j. Better monitoring of employee attendance and removal of manual process.

k. Better identification of loaded network pockets or sections.

2.0 Dahanu Thermal Power Station :

2.1 Efforts, in brief, made towards technology absorption, adaptation and innovation :

a. Replacement of existing obsolete common relay based control panel of CWPH and installation of independent PLC for individual pumps as well as provision for remote control from plant control room (PCR).

b. Replacement of existing obsolete relay based control panels of instrument & service air compressor and installation of independent PLC for individual compressors with SCADA for remote control from plant control room (PCR).

c. New bootable floppy media for PMS System.

d. Installation and Implementation of Calibration Management System Software.

e. Large video display (LVD) in both plant control rooms.

f. Operation of ECW and ACW Pumps through DDC Pro-control.

g. Ammonia leak detector commissioning.

h. New SCADA system commissioning is in progress.

i. Setting up of Ash testing Lab.

2.2 Benefits derived as a result of above efforts:

a. Removal of relay logic shall reduce the potential causes of malfunction on account of relay failure. Modular separate PLC for individual pumps shall ensure maintenance without malfunction. Remote operation control from main control room shall ensure effective control on O&M of CWPH. Also the real time data of CWPH can be made available to PCR. Auto pickup facility saved the station twice.

b. The new system is PLC based and control system is on 'Active High Logic' i.e. the compressor will not trip due to malfunctioning of relays. Separate control supply of 24V DC for SAC & IAC compressor is provided along with "Diode Coupling Unit" for automatic control supply changeover. The winding temperature indication is provided in PLC through RTD Input Card. Operator can monitor the trending and history of parameter.

c. PMS System can be kept operational resulting to improved availability of PMS System. Substitute bootable media is faster in operation.

d. Calibration management system keeps all the records in software form with benefits such as easy retrieval of data, next calibration due is trigger from the system etc.

e. Improved monitoring & control of the process parameter.

f. Auto pickup facility of standby pump is provided through DDC. Protections and permissive like MCC disturbance are provided through DDC which ensures safe operation of pumps.

g. Ammonia dozing done at ESP inlet on regular basis. But there was no monitoring available for ammonia leakage. Ammonia leak detectors will detect ammonia leakage and give alarm to operator.

h. Integration of 220KV and 33KV network. Centralized monitoring of REL network. Speed has increased as compared to PLCC.

i. To carry out physical & chemical testing of Ash.

3.0 Samalkot Power Station

3.1 Efforts, in brief, made towards technology absorption, adaptation and innovation :

a. The recent technology of injecting Resin for ensuring proper mechanical and electrical coupling between the Generator Stator winding bars and core has been adopted during the overhaul of the Gas Turbine Generator and Steam Turbine Generator sets.

b. Adoption of appropriate chemical treatment technology of cooling water.

3.2 Benefits derived as a result of above efforts :

a. This would prevent loosening of the Generator Stator winding bars and wedges due to thermal, mechanical and electrical stresses during the operation of these units which can lead to potential damages to the Generators. The Resin injection will improve their reliability as well as extend the life of stator insulation.

b. Reduction in cooling water consumption. The cooling water Cycle of Concentration has increased from 4.5 to 8.0 reducing the cooling water system Blow down.

4.0 Goa Power Station

4.1 Efforts, in brief, made towards technology absorption, adaptation and innovation :

a. Installation of Variable Frequency Drive (VFD) on Cooling Tower fan.

b. Commissioning of Plate Heat Exchanger for cooling Gas Turbine atomizing air Cooling Water keeping FRP Tower as standby.

c. Automation of Gas Turbine Air Processing Unit (APU) – Rotary timer based analog control implemented in DCS – Original scheme kept as standby.

d. Automation of Air dryer system by implementing the control in DCS.

e. Cooling Water treatment for generation of Chlorine Di-Oxide changed from 2 Pump Method to 3 Pump Method.

4.2 Benefits derived :

a. Appreciable reduction in auxiliary power consumption.

b. Commissioning of Plate Heat Exchanger for cooling Gas Turbine atomizing air cooling water has resulted in the following :

- Improvement in reliability of Atomizing Air Cooling water system.
- Reduction in DM Water consumption.
- Reduction in Auxiliary power consumption.

c. Increased reliability of Gas Turbine Air Processing Unit (APU) - System is fully operable from Control Room.

d. Reduction of chemicals consumption and improvement in efficiency achieved in three pump method compared to two pump method employed earlier.

5.0 Goa Distribution System

5.1 Efforts, in brief, made towards technology absorption, adaptation and innovation :

a. Third point of alternate back up supply arranged in case of Power Plant Shutdown (Planned or Unplanned) by establishing connectivity with 33 KV GoG system at Kundaim, directly emanating from 220 KV Grid Receiving Sub Station.

b. 100% Redundancy achieved for all Main Trunk Line feeders by completion of all Ring Main Systems.

c. Re-orientation of Load for saving in transformer/line losses.

d. Energy Conservation Drive for all Consumers in progress for efficient use of power.

e. Programming of all HT / LT meters for Auto Reset at the midnight of the last day of the month. The Reset value will display on the Meter Display.

f. The concept of Self Metering was successfully implemented wherein the consumers will self read the meter and provide the readings for billing.

g. Power Quality Analysis is carried out for all HT/LT consumers for the determination of current & voltage harmonics, distortion / unbalanced loading as per the schedule set for the same.

h. The reliability and availability of the system using Reliability Indices as per IEEE worked out for the entire distribution system.

5.2 Benefits derived :

a. Additional source of back up supply during power plant outage ensures availability of power to consumers at acceptable reliability level.

b. Ring Main System ensures dual feed source to all the substations located in various industrial estates improving overall reliability of the system.

c. With all the Ring Mains completed for all 33kV and 11kV feeders, the line losses are reduced by proper alignment of load on the lines/transformers.

d. The aim of the drive is to make the consumers aware about efficient use of electricity and savings derived from it.

e. Improved accuracy for Energy balance computation starting from Generation bus right up to Metering point for computation of the losses and other load studies.

f. Reduced time for metering resulting in faster submission of energy bills and collection of revenue.

g. The quality of power at the consumers end determines the quality of power of the entire distribution system. Power Quality report is circulated to all the consumers with recommendations. The consumers are advised to take corrective action if the values obtained are outside the limits set by IEEE.

h. The reliability indices are the benchmarks for any distribution systems. The performance of the distribution system can therefore be compared with other distribution networks in the world.

EXCHANGE EARNINGS AND OUTGO

The required information in respect of foreign exchange earnings and outgo is given in Note No. 6 of the Accounts.

On behalf of the Board of Directors

Mumbai,
19th April, 2006

Anil D Ambani
Chairman & Managing Director

Auditors' Certificate on compliance with the conditions of Corporate Governance under Clause 49 of the Listing Agreements

To the Members of Reliance Energy Limited

We have examined the compliance of the conditions of Corporate Governance by Reliance Energy Limited for the year ended 31st March, 2006 as stipulated in Clause 49 of the Listing Agreement of the Company with the Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreements.

We state that no investor grievances are pending for a period exceeding one month against the Company as per the records maintained by the Shareholders/ Investors' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Haribhakti & Co.	**For Chaturvedi & Shah**
Chartered Accountants	*Chartered Accountants*
Chetan Desai	**C. D. Lala**
Partner	*Partner*
Membership No. 17000	Membership No. 35671
Date: April 19, 2006	Date: April 19, 2006
Place: Mumbai	Place: Mumbai

1. We have audited the attached Balance Sheet of Reliance Energy Limited ('the Company') as at March 31, 2006 and the related Profit and Loss Account for the year ended on that date annexed thereto and the Cash Flow Statement for the year ended on that date, which we have signed under reference to this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004 (together the 'Order'), issued by the Central Government of India in terms of Section 227 (4A) of the Act, and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   a. We have obtained all the information and explanations, which to the best of our knowledge and belief, were necessary for the purposes of our audit;

   b. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   c. The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211 (3C) of the Act;

   e. On the basis of written representations received from the directors, as on March 31, 2006, and taken on record by the Board of Directors, we report that none of the director of the Company is disqualified as on March 31, 2006 from being appointed as a director in terms of Section 274(1)(g) of the Act;

   f. In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon and attached thereto, read in particular with Note 13 and 14 in Schedule 17 regarding accounting for depreciation, give the information required by the Act and also give, a true and fair view in conformity with the accounting principles generally accepted in India:

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2006;

      (ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

      (iii) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For Chaturvedi & Shah Chartered Accountants	For Haribhakti & Co. Chartered Accountants
C. D. Lala Partner	Chetan Desai Partner
Membership No. 35671	Membership No. 17000
Date: April 19, 2006 Place: Mumbai	Date: April 19, 2006 Place: Mumbai

1. The Company has maintained proper records to show full particulars, including quantitative details and situation, of its fixed assets. We have been informed that the fixed assets of the Company are physically verified by the Management according to a phased program designed to cover all the items over a period of three years, which in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, physical verification was carried out during the year and no material discrepancies were noticed. However, we are informed that distribution system being underground is not physically verifiable.

2. During the year, a substantial part of fixed assets have not been disposed off by the company.

3. The inventory of the Company has been physically verified by the management during the year. Confirmations have been obtained with respect to inventories lying with third parties.

4. In our opinion, the procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

5. The Company has maintained proper records of inventory and the discrepancies between the physical inventory and the book inventory noticed on physical verification as mentioned in paragraph 4 above are not material.

6. (a) The Company has granted unsecured loans to two companies covered in the register maintained under Section 301 of the Act. The maximum amount involved during the year and the year-end balance of such loans aggregates to Rs. 2,007.33 crore and Rs. 1,991.68 crore respectively.

   (b) In our opinion, the rate of interest and other terms and conditions of such loans are not prima facie prejudicial to the interest of the company.

   (c) In respect of the aforesaid loans, the parties are repaying the principal amounts as stipulated and are also regular in payment of interest, where applicable.

   (d) In respect of the aforesaid loans, there is no overdue amount more than Rupees One Lakh.

7. The Company has not taken any unsecured loans from the companies covered in the register maintained under Section 301 of the Act.

8. There are adequate internal control system commensurate with the size of the Company and the nature of its business with regard to the purchase of inventory and fixed assets and for the sale of energy/goods and services. Further, on the basis of our examination of the books and records of the Company, and according to the information and explanation given to us, we have neither come across nor have we been informed of any continuing failure to correct major weaknesses in the aforesaid internal control system.

9. In our opinion and according to the information and explanations given to us, there are no contracts or arrangements referred to in Section 301 of the Act that need to be entered in the register required to be maintained under that section.

10. The Company has not accepted any deposits from the public within the meaning of Section 58A and 58AA of the Act and the rules framed thereunder.

11. In our opinion, the Company's present internal audit system is commensurate with its size and nature of business.

12. On the basis of records produced to us, we are of the opinion that, prima facie, the cost records prescribed by the Central Government of India under Section 209(1)(d) of the Act have been maintained. However, we are not required to and have not carried out any detailed examination of such accounts and records.

13. According to the books and records as produced and examined by us in accordance with generally accepted auditing practices in India and also based on Management representations, undisputed statutory dues in respect of Provident Fund, Employees' State Insurance dues, Investor Education and Protection Fund, Income Tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty, and Cess and other material statutory dues have generally been regularly deposited, by the Company during the year with the appropriate authorities in India.

14. As at March 31, 2006, there have been no disputed dues which have not been deposited with the respective authorities in respect of Income Tax, Wealth Tax, Excise Duty, Service Tax and Cess except disputed sales tax dues of Rs. 0.16 crore (under AP General Sales Tax Act - for the year 1999-2000) pending before Additional Commissioner (CT) (Legal) and Income Tax dues of Rs. 0.04 crore (under Income Tax Act – for the Asst. Year 1999-2000) pending before CIT (Appeal).

15. The Company has neither accumulated losses as at March 31, 2006, nor it has incurred any cash losses either during the financial year ended on that date or in the immediately preceding financial year.

16. *According to the records of the Company, it has not defaulted* in repayment of its dues to any financial institution or bank or debenture holders during the year.

17. The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

18. In our opinion, considering the nature of activities carried on by the Company during the year, the provisions of any special statute applicable to chit fund/nidhi/mutual benefit fund/societies are not applicable to it.

19. The Company has not dealt or traded in shares, securities, debentures or other investments during the year.

20. In our opinion and according to the information and explanations given to us, the terms and conditions of the guarantee given by the Company, for loans taken by others from banks or financial institutions during the year, are not prejudicial to the interest of the Company.

21. On the basis of review of utilization of funds pertaining to term loans on overall basis and related information as made available to us, the term loans taken by the Company have been applied for the purpose for which they are obtained except External Commercial Borrowings of Rs.1,110.62 crore which, as explained, pending utilization is invested in Fixed Deposit with Bank.

22. On the basis of an overall examination of the balance sheet of the Company, in our opinion and according to the information and explanations given to us, there are no funds raised on a short term basis which have been used for long term investment.

23. The Company has made preferential allotment of shares to a company covered in the register maintained under Section 301 of the Act during the year. In our opinion and according to the information and explanations given to us, the price at which such shares have been issued is not prejudicial to the interest of the company.

24. The Company has created necessary securities in respect of debentures issued and outstanding at the year-end.

25. The Company has not raised any money by public issue during the year.

26. As per the information and explanations given to us and on the basis of examination of records, no material fraud on or by the Company was noticed or reported during the year except in case of theft of electricity reported by the vigilance department of the Company, the amount for which is not ascertainable.

For Chaturvedi & Shah Chartered Accountants	**For Haribhakti & Co.** Chartered Accountants
C. D. Lala Partner	**Chetan Desai** Partner
Membership No. 35671	Membership No. 17000
Date: April 19, 2006 Place: Mumbai	Date: April 19, 2006 Place: Mumbai

	Schedule	As at 31-03-2006 Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2005 Rs. Crore	As at 31-03-2005 Rs. Crore
I. SOURCES OF FUNDS					
(1) Shareholders' Funds					
(a) Share Capital	1	212.36		185.61	
(b) Equity Warrants Issued and Subscribed (Refer Note 16)		88.24		568.01	
(c) Reserves and Surplus	2	7,572.68		5,586.27	
			7,873.28		6,339.89
(2) Loan Funds					
(a) Secured Loans	3	1,919.81		785.00	
(b) Unsecured Loans	4	2,347.12		2,953.67	
			4,266.93		3,738.67
(3) Deferred Tax Liability (net) (Refer Note 9 & 14)			204.07		260.55
(4) Service Line Deposits from Consumers			23.54		22.11
			12,367.82		10,361.22
II. APPLICATION OF FUNDS					
(1) Fixed Assets	5				
(a) Gross Block		5,470.61		5,172.97	
(b) Less : Depreciation		2,814.55		2,452.85	
(c) Net Block		2,656.06		2,720.12	
(d) Capital Work-in-Progress		217.65		192.19	
			2,873.71		2,912.31
(2) Investments	6		1,192.74		696.22
(3) Current Assets, Loans and Advances	7				
(a) Inventories		295.05		353.09	
(b) Sundry Debtors		1,092.79		930.96	
(c) Cash and Bank Balances		5,652.90		6,045.37	
(d) Other Current Assets		312.90		140.91	
(e) Loans and Advances		3,161.69		1,170.11	
		10,515.33		8,640.44	
Less : Current Liabilities and Provisions	8				
(a) Current Liabilities		1,570.82		1,478.14	
(b) Provisions		643.14		409.61	
		2,213.96		1,887.75	
Net Current Assets			8,301.37		6,752.69
			12,367.82		10,361.22
Notes forming part of the accounts	17				

As per our attached Report of even date

For Haribhakti & Co.
Chartered Accountants

Chetan Desai
Partner
M. No. : 17000

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
M. No. : 35671

Place : Mumbai
Date : April 19, 2006

For and on behalf of the Board

Anil D. Ambani
Chairman and Managing Director

Satish Seth
Executive Vice Chairman

S.C. Gupta
Director (Operations)

J. P. Chalasani
Director (Business Development)

Gen. V. P. Malik
Dr. Leena Srivastava
V. R. Gaikar
} Directors

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : April 19, 2006

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2006

	Schedule	Rs. Crore	2005-06 Rs. Crore	2004-05 Rs. Crore
INCOME				
Gross Earnings from sale of Electrical Energy			3,187.39	2,899.74
Less : Discount for prompt payment of bills			8.35	9.84
			3,179.04	2,889.90
Income of EPC, Contracts and Elastimold Divisions	9		854.45	1,243.82
Other Income	10		574.40	458.83
			4,607.89	4,592.55
EXPENDITURE				
Cost of Electrical Energy purchased (Net)	11		1,087.56	1,004.10
Cost of Fuel			812.10	736.26
Tax on Electricity			114.00	99.12
Generation, Distribution, Administration and other Expenses	12		543.41	537.95
Expenditure of EPC, Contracts and Elastimold Divisions	13		728.84	1,164.55
Interest and Finance Charges	14		191.88	134.82
Depreciation		417.83		479.26
Less : Transferred from General Reserve (Refer Note 12)		64.38		132.82
Less : Transferred from Service Line Contribution (Refer Note 14)		4.82		—
			348.63	346.44
			3,826.42	4,023.24
Profit before Taxation			781.47	569.31
Provision for Taxation:				
Current Tax			85.59	25.48
Wealth Tax			0.03	0.02
Deferred Tax (net) (Refer Note 14)			(39.33)	24.00
Fringe Benefit Tax			4.29	—
Tax Adjustments for earlier years			80.55	(0.48)
Net after Tax			650.34	520.29
Balance of Profit brought over from previous year			200.31	122.55
			850.65	642.84
Less : Statutory Reserves and other Appropriations	15		18.72	17.21
Amount available for Distribution and Appropriations			831.93	625.63
APPROPRIATIONS				
Interim Dividend on Equity Shares			23.94	61.23
Proposed Final Dividend on Equity Shares			80.68	25.98
Final Dividend on Equity Shares for previous year			1.36	0.15
Corporate Tax on dividends			14.87	11.74
Transfer to Debenture Redemption Reserve			35.15	26.22
Transfer to General Reserve			400.00	300.00
Balance carried to Balance Sheet			275.93	200.31
			831.93	625.63
			Rupees	Rupees
Earnings per Equity Share	16			
(Face Value of Rs.10 per share):				
Basic			32.70	28.06
Diluted			31.46	26.19
Notes forming part of the Accounts	17			

As per our attached Report of even date

For Haribhakti & Co.
Chartered Accountants

Chetan Desai
Partner
M. No. : 17000

For Chaturvedi & Shah
Chartered Accountants

C.D. Lala
Partner
M. No. : 35671

Place : Mumbai
Date : April 19, 2006

For and on behalf of the Board

Anil D. Ambani
Chairman and Managing Director

Satish Seth
Executive Vice Chairman

S.C. Gupta
Director (Operations)

J. P. Chalasani
Director (Business Development)

Gen. V. P. Malik
Dr. Leena Srivastava
V. R. Galkar
} Directors

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : April 19, 2006

		As at 31-03-2006 Rs. Crore	As at 31-03-2005 Rs. Crore
SCHEDULE 1 - SHARE CAPITAL			
(a) Authorised -			
25,00,00,000	(25,00,00,000) Equity Shares of Rs.10 each	250.00	250.00
80,00,000	(80,00,000) Equity Shares of Rs.10 each with differential rights	8.00	8.00
155,00,00,000	(155,00,00,000) Cumulative Redeemable Preference Shares of Rs. 10 each	1,550.00	1,550.00
4,20,00,000	(4,20,00,000) Unclassified Shares of Rs.10 each	42.00	42.00
		1,850.00	1,850.00
(b) Issued -			
21,47,22,316	(18,79,74,864) Equity Shares of Rs.10 each	214.72	187.97
		214.72	187.97
(c) Subscribed -			
21,23,20,251	(18,55,72,799) Equity Shares of Rs.10 each fully paid up	212.32	185.57
	Add : Forfeited Shares - Amounts Originally paid up	0.04	0.04
		212.36	185.61

Of the above Equity Shares -

(i)	1,38,400	Shares were allotted as fully paid up pursuant to a contract without payment being received in cash
(ii)	80,96,070	Shares were allotted as fully paid up Bonus Shares by capitalisation of Rs.1,70,020 from Share Premium Account and Rs. 8,07,90,680 from General Reserve
(iii)	8,36,790	Shares were allotted on conversion of 7% 'B' Class Convertible Debentures
(iv)	56,100	Shares were allotted on conversion of 8.5% 'F' Class Convertible Debentures
(v)	4,59,92,760	Shares were allotted on conversion of 12.5% Fully Convertible Debentures
(vi)	5,39,87,736	Shares were allotted on conversion of 15% Fully Convertible Debentures
(vii)	2,60,41,650	Shares were issued by way of Global Depository Receipts (GDR) through an international offering in U.S. Dollars [Out of which outstanding GDRs as at 31st March,2006 - 8,28,952 (8,28,952)]
(viii)	2,36,81,626	Shares were issued by way of GDRs on conversion of Foreign Currency Convertible Bonds (FCCB) (Refer Note 16)
(ix)	3,06,09,622	Shares were issued on Preferential allotment (Refer Note 16)
(x)	2,02,77,228	Shares were issued on Conversion of warrants (Refer Note 16)

	Rs. Crore	Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2005 Rs. Crore
SCHEDULE 2 - RESERVES AND SURPLUS				
(a) Capital Reserves -				
1. Capital Redemption Reserve :				
Balance as per last Balance Sheet			114.34	114.34
2. Service Line Contributions :				
i) Prior to commencement of the Repealed Electricity (Supply) Act,1948		0.05		0.05
ii) After the commencement of the Repealed Electricity (Supply) Act, 1948				
Balance as per last Balance Sheet	107.28			98.71
Add : Contributions during the year	11.68			8.57
Less : Transfer to Profit and Loss Account (Refer Note 14)	4.82			—
Less : Transfer to General Reserve (Refer Note 14)	56.33			—
		57.81		107.28
			57.86	107.33
3. Sale proceeds of Fractional Equity Share Certificates and Dividends thereon @{ Rs 37,953 (Rs. 37,953}			@	@
Carried Forward			172.20	221.67

	Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2005 Rs. Crore
SCHEDULE 2 - RESERVES AND SURPLUS (Contd.)			
Brought Forward		172.20	221.67
(b) Share Premium Account -			
Balance as per last Balance Sheet	2,934.04		2,326.10
Add : Premium received on Preferential issue of Equity shares	235.56		579.32
Add : Premium received on Reissue/Allotment of shares	1,207.68		0.13
Add : Premium received on conversion of Foreign Currency Convertible Bonds (FCCB) into GDR	53.44		27.96
Add : Reversal of Provision for premium on redemption of FCCB	1.01		0.53
		4,431.73	2,934.04
(c) Revaluation Reserve -			
On Revaluation of Fixed Assets (Refer Note 12)		752.17	752.17
(d) Statutory Reserves -			
1. Contingencies Reserve :			
Balance as per last Balance Sheet	56.73		119.09
Add : Transfer from Profit and Loss Account	18.72		17.21
Less : Transfer to Profit and Loss Account	—		79.57
		75.45	56.73
2. Development Reserve Account No. 1 (Represents Development Rebate Reserve admissible under the Income-tax Act)		1.69	1.69
3. Development Reserve Account No. 2 (Represents Investment Allowance Reserve admissible under the Income-tax Act)		18.97	18.97
4. Debt Redemption Reserve :			
Balance as per last Balance Sheet	2.30		167.38
Less : Transfer to Profit and Loss Account	—		165.08
		2.30	2.30
(e) Other Reserves -			
1. Debenture Redemption Reserve [Created under the provisions of repealed Electricity (Supply) Act, 1948]			
Balance as per last Balance Sheet	—		5.74
Less : Transfer to Profit and Loss Account	—		5.74
		—	—
2. Debenture Redemption Reserve			
Balance as per last Balance Sheet	67.39		41.17
Add : Transfer from Profit and Loss Account	35.15		26.22
		102.54	67.39
3. Rural Electrification Scheme Reserve		0.11	0.11
4. Reserve to augment production facilities		0.04	0.04
5. Deferred Taxation Liability Fund : [Created under the provisions of repealed Electricity (Supply) Act, 1948]			
Balance as per last Balance Sheet	0.40		4.32
Add : Income on earmarked Investments	—		0.29
Less : Transfer to Profit and Loss Account	(0.40)		4.21
		—	0.40
6. Reserve for Power Project		100.00	100.00
7. Development Reserve Account No. 3		140.88	140.88
Carried Forward		5,798.08	4,296.39

SCHEDULE 2 - RESERVES AND SURPLUS (Contd.)

	Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2005 Rs. Crore
Brought Forward		5,798.08	4,296.39
(f) General Reserve			
Balance as per last Balance Sheet	1,089.57		922.39
Add : Transfer from Service Line Contribution (Refer Note 14)	56.33		—
Add : Transfer from Profit and Loss Account (Refer Note 14)	17.15		—
Add : Transfer from Profit and Loss Account	400.00		300.00
	1,563.05		1,222.39
Less : Transfer to Profit and Loss Account (Refer Note 12)	64.38		132.82
		1,498.67	1,089.57
(g) Profit and Loss Account		275.93	200.31
		7,572.68	5,586.27

SCHEDULE 3 - SECURED LOANS

	As at 31-03-2006 Rs. Crore	As at 31-03-2005 Rs. Crore
Debentures		
8.34% - 60 (60) Non Convertible Debentures of the face value of Rs.1 crore each [Redeemable at par on 13th February, 2007] (Refer Note (a) below)	60.00	60.00
6.35% - 25,000 (25,000) Non Convertible Debentures of the face value of Rs. 1 lakh each [Redeemable at par on 28th July, 2013] (Refer Note (a) below)	250.00	250.00
6.70% - 12,500 (12,500) Non Convertible Debentures of the face value of Rs. 1 lakh each [Redeemable at par on 19th August, 2018] (Refer Note (a) below)	125.00	125.00
5.95% - 10,000 (10,000) Non Convertible Debentures of the face value of Rs. 1 lakh each [Redeemable at par on 28th July, 2013] (Refer Note (a) below)	100.00	100.00
5.60% - 15,000 (15,000) Non Convertible Debentures of the face value of Rs. 1 lakh each [Redeemable at par on 28th July, 2013] (Refer Note (a) below)	150.00	150.00
Term Loans		
Working Capital Loan from Bank (Refer Note (b) below)	1,234.81	100.00
	1,919.81	785.00

Notes :

Security :

(a) Non Convertible Debentures are secured on Company's certain fixed assets, present and future, by way of a first charge, ranking *pari passu* with the charges created and/or to be created in favour of the Company's existing and proposed Lenders.

(b) Working capital loans are secured by way of first charge on hypothecated stock-in-trade, hypothecated book debts and other current assets of Goa Power Station and Lien on Fixed Deposit with Bank.

SCHEDULE 4 - UNSECURED LOANS

	As at 31-03-2006 Rs. Crore	As at 31-03-2005 Rs. Crore
Loans		
i) Working capital facility from a bank *	100.00	25.00
ii) Foreign Currency Convertible Bonds (Refer Note 16)	800.18	855.91
iii) External Commercial Borrowing	1,446.94	1,422.76
iv) Commercial Paper * #	—	650.00
	2,347.12	2,953.67

* Repayable within next 12 months Rs.100 crore (Rs. 675 crore)

Maximum amount outstanding at any time during the year Rs. 650.00 crore (Rs 650.00 crore).

Rs. Crore

SCHEDULE 5 - FIXED ASSETS

PARTICULARS	GROSS BLOCK (AT COST)				DEPRECIATION				NET BLOCK	
	As at 1-4-2005	Additions during the year	Adjustments/ Deductions during the year	As at 31-3-2006	Upto 31-3-2005	For the year	Adjustments/ Deductions during the year	Upto 31-3-2006	As at 31-3-2006	As at 31-3-2005
A FIXED ASSETS										
Intangible Assets*	1.52	10.65	—	12.17	0.15	3.67	—	3.82	8.35	1.37
Land - Freehold	48.75	4.18	—	52.93	—	—	—	—	52.93	48.75
- Leasehold	18.60	—	—	18.60	3.18	0.30	—	3.48	15.13	15.42
Buildings and Roads	289.17	1.28	—	290.45	60.66	7.59	—	68.25	222.20	228.51
Plant and Machinery	3,971.34	226.03	48.47	4,148.90	2,017.66	343.98	45.51	2,316.13	1,832.76	1,953.68
Distribution Systems:										
(a) Overhead	55.51	2.37	1.29	56.60	37.39	1.59	1.23	37.75	18.85	18.13
(b) Underground	683.69	99.91	2.59	781.01	265.98	50.13	2.46	313.64	467.36	417.71
Vehicles	18.69	3.57	1.12	21.14	14.66	0.93	1.00	14.59	6.56	4.04
Furniture and Fixtures Computer and Office Equipment	61.48	6.59	1.25	66.82	36.15	8.48	1.09	43.54	23.27	25.33
Electrical Fittings and Apparatus	17.24	2.36	0.73	18.87	10.67	0.84	0.62	10.89	7.98	6.57
Refrigerators and Domestic Appliances	2.72	0.40	—	3.12	2.34	0.12	—	2.46	0.66	0.39
Total (A)	5,168.71	357.34	55.45	5,470.61	2,448.83	417.62	51.91	2,814.55	2,656.06	2,719.88
Previous Year	5,006.96	196.74	34.99	5,168.71	1,998.21	479.02	28.40	2,448.83		
B LEASED ASSETS										
Plant and Machinery	4.26	—	4.26	—	4.04	0.21	4.26	—	—	0.22
Lease Adjustment	—				(0.02)	—	(0.02)	—	—	0.02
Total (B)	4.26	—	4.26	—	4.02	0.21	4.24	—	—	0.24
Previous Year	4.26	—	—	4.26	3.59	0.24	(0.19)	4.02	—	—
Total (A + B)	5,172.97	357.34	59.71	5,470.61	2,452.85	417.83	56.15	2,814.55	2,656.06	2,720.12
Previous Year	5,011.22	196.74	34.99	5,172.97	2,001.80	479.26	28.21	2,452.85		
C CAPITAL WORK-IN-PROGRESS (INCLUDING ADVANCES)									217.65	192.19
Total (A) + (B) + (C)									2,873.71	2,912.31

*Consists of GIS Software

	No. of Units	Face Value per unit Rs.	As at 31-03-2006 Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2005 Rs. Crore	As at 31-03-2005 Rs. Crore
SCHEDULE 6 - INVESTMENTS						
(Non-Trade)						
(A) Long Term Investments						
(a) Contingencies Reserve Investments						
QUOTED						
6.75% Tax Free US -64 Bonds	38,52,000	100	38.52		19.80	
[Market value Rs. 39.17 crore (Rs. 20.73 crore)]	(19,80,000)					
11.50% Central Government of India, 2011A*	5,32,000	100	6.81		6.81	
5.87% Central Government of India, 2010*	5,00,000	100	5.02		5.02	
7.46% Central Government of India, 2017*	5,00,000	100	5.69		5.69	
7.40% Central Government of India, 2012*	16,94,600	100	19.42		19.42	
*[Aggregate Market Value Rs. 33.36 crore (Rs. 34.58 crore)]				75.46		56.74
(b) Others in Unquoted Equity Shares						
(Fully Paid-up, unless otherwise stated)						
Reliance Infrastructure Ltd.	1,02,91,700	10	10.29		10.29	
Tamil Nadu Industries Captive Power Company Ltd. [Rs.5.35 paid up]	2,30,00,000	10	—		—	
Utility Powertech Ltd.	3,96,000	10	0.40		0.40	
BSES Kerala Power Ltd.	2,42,80,000	10	24.28		24.28	
Western Electricity Supply Company of Orissa Ltd. (WESCO)	53,51,600	10	11.77		11.77	
North Eastern Electricity Supply Company of Orissa Ltd. (NESCO)	72,50,200	10	7.25		7.25	
Southern Electricity Supply Company of Orissa Ltd. (SOUTHCO)	41,42,700	10	6.21		6.21	
BSES Yamuna Power Ltd.	3,02,60,000	10	30.26		30.26	
BSES Rajdhani Power Ltd.	11,97,00,000	10	119.70		119.70	
Reliance Energy Trading Ltd.	39,04,500		3.90		0.29	
(36,10,000 Equity Shares acquired during the year)	(2,94,500)	10				
Reliance Energy Transmission Ltd. @ (cost Rs. 19,000/-)	1,900	10	@		@	
Sonata Investments Ltd. (Formerly Reliance Energy Investments Ltd.)	4,09,795	10	0.41		0.41	
Reliance Energy Generation Ltd.	13,000	10	0.01		0.01	
Reliance Last Mile Communications Pvt. Ltd.	4,900	10	0.01		—	
DS Toll Road Ltd.	9,500	10	0.01		—	
NK Toll Road Ltd.	9,500	10	0.01		—	
Reliance Infrastructure Engineers Ltd.	5,000	10	0.01		—	
Jayamkondam Power Ltd.*	9,995	10	0.01		—	
Hirma Power Ltd.* @ (cost Rs.8,461/-)	84,611	10	@		—	
Reliance Thermal Energy Ltd.*	9,995	10	0.01		—	
Reliance Power Ltd.*	9,995	10	0.01		—	
*(Registered in the name of the Company subsequent to year end)				214.55		210.87
Carried Forward				290.01		267.61

	No. of Units	Face Value per unit Rs.	As at 31-03-2006 Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2005 Rs. Crore	As at 31-03-2005 Rs. Crore
SCHEDULE 6 - INVESTMENTS						
(Non-Trade)						
Brought Forward				290.01		267.61
(c) 2% Redeemable Cumulative Preference Shares						
UNQUOTED						
Reliance Energy Global Pvt. Ltd.	7,35,000	10	7.35		7.35	
Reliance Energy Management Services Pvt. Ltd.	7,35,000	10	7.35		7.35	
Powersurfer Interactive (India) Pvt. Ltd.	7,35,000	10	7.35		7.35	
Sonata Investments Ltd. (Formerly Reliance Energy Investments Ltd.)	23,00,000	10	23.00		23.00	
				45.05		45.05
(d) In Mutual Fund Units						
QUOTED						
Birla Fixed Term Plan – Series D – Growth*	1,50,00,000	10	15.00		—	
UTI FMP – (YFMP/0905) – Growth*	6,50,00,000	10	65.00		—	
Grindlays FMP 15th Plan B – Growth*	2,00,00,000	10	20.00		—	
Principal Deposit Fund – Growth*	2,50,00,000	10	25.00		—	
HDFC FMP – Instituitonal Plan – Growth*	2,50,00,000	10	25.00		—	
*[Aggregate Market Value Rs. 153.15 crore (Rs. NIL)]				150.00		—
(B) Current Investments						
(Fully paid up,unless otherwise stated)						
(a) In Equity Shares						
QUOTED						
Hindustan Lever Ltd.	—	—		—		1.30
[Cost Rs. NIL (Rs. 2.29 crore)]	(98,090)	1				
(b) In Non-Convertible Debentures –						
UNQUOTED						
0% Reliance Infrastructure Ltd.	—	—		—		292.00
	(29,200)	1,00,000				
(c) In Mutual Fund Units						
QUOTED						
UTI - Unit Scheme 2002 (Income)*	49,73,586	10	3.03		3.03	
Reliance Gilt Securities Fund - Long Term	—	—	—		100.00	
Gilt Plan - Retail Plan - Growth Option*	(8,75,61,074)	10				
(16,29,08,654 units purchased and 25,04,69,728 units sold during the year)						
Reliance Liquid Fund - Cash Plan -	—	—	—		25.00	
Growth Option - Growth Plan*	(2,13,54,927)	10				
(8,41,12,65,408 units purchased and 8,43,26,20,335 units sold during the year)						
Reliance Liquid Fund - Cash Plan - Daily Dividend Reinvestment Plan*	68,58,64,393	10	764.13			—
(3,88,58,16,597 units purchased and 3,19,99,52,204 units sold during the year)						
*[Aggregate Market Value Rs. 770.81 crore (Rs. 129.65 crore)]				767.16		128.03
Carried forward				1,252.22		733.99

	No. of Units	Face Value per unit Rs.	As at 31-03-2006 Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2005 Rs. Crore	As at 31-03-2005 Rs. Crore
SCHEDULE 6 - INVESTMENTS						
(Non-trade)						
Brought Forward				1,252.22		733.99
(d) In Bonds						
QUOTED						
6.60% Tax free ARS Bonds – UTI	2,04,416	100	2.04		2.04	
[Market value Rs. 2.06 crore (Rs. 2.11 crore)]						
6.75% Tax Free US -64 Bonds	8,76,756	100	8.77		27.48	
[Market value Rs.8.92 crore (Rs. 28.77 crore)]	(27,48,756)					
UNQUOTED						
MKVDC Bonds Series 2000/A	—	—	—		3.00	
	(300)	1,00,000				
				10.81		32.52
				1,263.03		766.51
Less : Diminution in the value of Long Term Investment				70.29		70.29
				1,192.74		696.22
			Market Value	Book Value	Market Value	Book Value
Aggregate value of Quoted Investments			1,007.47	1,003.43	217.14	215.59
Aggregate value of Unquoted Investments				189.31		480.63
				1,192.74		696.22

	Rs. Crore	Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2005 Rs. Crore
SCHEDULE 7 - CURRENT ASSETS, LOANS AND ADVANCES				
(A) Current Assets				
(a) Inventories (as certified by management)				
Coal and Fuel		100.02		95.59
Stores, Spares and Loose Tools		194.11		256.18
Semi-Finished Goods (Elastimold)		0.92		1.32
			295.05	353.09
(b) Sundry Debtors -				
(i) Debts outstanding for a period exceeding six months Unsecured -				
(1) Considered good	664.74			53.35
(2) Considered doubtful	—			34.64
	664.74			87.99
Less : Provision for Doubtful Debts	—			34.64
		664.74		53.35
(ii) Other Debts - Unsecured - considered good		428.05		877.61
			1,092.79	930.96
Note: Debtors are net of security deposits of Rs.108.00 crore (Rs.104.05 crore) from the relevant parties. Sundry Debtors includes Rs. 1,024 (Rs. Nil) from Directors, since received on due date. [Maximum balance Rs.1,024 (Rs. 2,852)]				
(c) Cash and Bank Balances -				
Cash on hand		1.73		1.43
Cheques in hand		6.56		15.55
Bank Balances -				
(i) with Scheduled Banks -				
- Current Accounts	2.45			3,672.60
- Deposit Accounts	5,641.00			2,354.48
	5,643.45			6,027.08
(ii) with Other Banks - (Refer Note 19)	1.16			1.31
		5,644.61	5,652.90	6,028.39
Carried forward			7,040.74	7,329.42

	As at 31-03-2006 Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2005 Rs. Crore	As at 31-03-2005 Rs. Crore
SCHEDULE 7 - CURRENT ASSETS, LOANS AND ADVANCES (contd.)				
Brought forward		7,040.74		7,329.42
(d) Other Current Assets				
Interest accrued on Investments, Deposits and Loans	137.47			24.16
Income-tax Refund Receivable	1.38			1.55
Fixed Assets given on lease	0.38			0.60
Contracts in progress valued at cost plus recognised profit less progress billing	101.28			36.05
Retentions on contract	72.39			78.55
		312.90		140.91
(B) Loans and Advances				
(Unsecured, considered good, unless otherwise stated)				
(a) Advances recoverable in cash or in kind or for value to be received -				
Considered good	723.43			577.73
Considered doubtful	11.06			16.57
		734.49		594.30
(b) Loans to Employees (Secured : Rs. 23.26 crore (Rs. 26.19 crore))		23.32		26.25
(c) Advance Tax and Tax deducted at source		296.98		118.64
(d) Deposits -				
(i) Inter-Corporate Deposits (Considered good)		2,026.78		435.84
(ii) Other Deposits				
Considered good	91.18			11.65
Considered doubtful	0.13			0.28
		91.31		11.93
		3,172.88		1,186.96
Less : Provision for doubtful advances/deposits		11.19		16.85
			3,161.69	1,170.11
			10,515.33	8,640.44

	Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31--3-2005 Rs. Crore
SCHEDULE 8 - CURRENT LIABILITIES AND PROVISIONS			
(A) Current Liabilities :			
Consumers' Benefit Account		0.27	0.27
Sundry Creditors -			
Amounts due to Small Scale Industries (Refer Note 15)	5.31		8.44
Amounts due to Others	656.74		730.65
		662.05	739.09
Security Deposits from Consumers - energy bills	79.06		78.82
- recoverable jobs	8.55		8.54
		87.61	87.36
Deposits and Advances from Consumers - contracts	257.75		34.94
- energy bills	25.27		26.15
		283.02	61.09
Unclaimed Dividend	2.70		2.96
Unclaimed Matured deposits	0.01		0.03
		2.71	2.99
Contracts in progress valued at progress billing less cost plus recognised profit		398.70	461.16
Other Liabilities		74.63	59.94
Interest accrued but not due on Loans/Debentures		61.83	66.24
		1,570.82	1,478.14
(B) Provisions :			
Provision for Taxation	292.08		126.29
Provision for Wealth Tax	0.07		0.07
Proposed Final Dividend	80.68		25.98
Corporate Tax on dividends	11.32		3.65
Provision for Disputed matters (Refer Note 17)	220.00		220.00
Provision for Leave encashment	38.99		33.62
		643.14	409.61
		2,213.96	1,887.75

	Rs. Crore	Rs. Crore	2005-06 Rs. Crore	2004-05 Rs. Crore
SCHEDULE 9 - INCOME OF EPC, CONTRACTS AND ELASTIMOLD DIVISIONS				
Value of Contracts billed and service charges		774.81		1,243.22
Work-in-progress at close	101.28			36.05
Less : Work-in-Progress at commencement	36.05			44.60
Increase/(Decrease) in Work-in-Progress		65.23		(8.55)
Net Income from EPC and Contracts			840.04	1,234.67
Sale of Elastimold		2.06		4.16
Less : Excise Duty		0.29		0.58
			1.77	3.58
Lease rental			0.16	0.16
Interest on Deposits / Others			0.76	0.05
Insurance Claim Received			0.45	—
Profit on sale of Assets			0.02	0.04
Gain on Foreign Exchange Fluctuation			0.50	—
Provision / Liabilities written back			3.28	1.28
Miscellaneous Income (Tax deducted at Source Rs. 0.22 crore (Rs. 0.21 crore))			7.47	4.04
			854.45	1,243.82
SCHEDULE 10 - OTHER INCOME				
Meters Rental Income			—	4.10
Provision / Liabilities written back			13.49	4.18
Lease rental		0.11		1.64
Less: Lease Equalisation		0.02		0.19
			0.09	1.45
Interest on Income-tax refund			1.30	2.42
Insurance Claim received			4.73	0.25
Profit on sale of Assets			4.36	0.20
Miscellaneous Income			41.23	32.35
Swap Income			24.33	46.10
Foreign Exchange Fluctuation			—	27.93
Income from Investments				
i) Dividends - Current	19.00			0.57
ii) Interest - Current	—			208.79
iii) Profit on sale of investments (net)	4.97			62.40
			23.97	271.76
Other Income				
Interest - On Deposits	450.20			62.52
- Others	10.70			5.57
(Tax deducted at Source Rs.103.74 crore (Rs.14.75 crore))			460.90	68.09
			574.40	458.83

	Rs. Crore	2005-06 Rs. Crore	2004-05 Rs. Crore
SCHEDULE 11 - COST OF ELECTRICAL ENERGY PURCHASED (NET)			
Cost of Electrical Energy purchased		1,087.56	1,004.10
Add : Standby Charges		—	254.60
		1,087.56	1,258.70
Less : Transferred from Reserves (As per Schedule 2)		—	254.60
		1,087.56	1,004.10
SCHEDULE 12 - GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES			
Consumption of Stores and Spares	63.44		49.91
Less : Allocated to Repairs and other Relevant Revenue Accounts	53.84		32.52
		9.60	17.39
Wind Mill Project Expenses		0.71	0.53
Rent		2.39	3.59
Carried Forward		12.70	21.51

SCHEDULE 12 - GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

	Rs. Crore	2005-06 Rs. Crore	2004-05 Rs. Crore
Brought Forward		12.70	21.51
Repairs and Maintenance :			
- Buildings	8.96		3.97
- Plant and Machinery and Distribution Systems	172.76		111.92
- Other Assets	6.32		5.01
		188.04	120.90
Salaries, Wages and Bonus etc.	171.69		167.05
Contribution to Provident Fund and other Funds	15.52		12.51
	187.21		179.56
Less : Allocated to Repairs and other Relevant Revenue Accounts	23.75		30.85
		163.46	148.71
Contribution to Gratuity Fund		3.68	21.15
Workmen and Staff Welfare Expenses		18.60	13.70
Insurance		11.65	10.73
Rates and Taxes		5.58	7.46
Community Development and Environment Monitoring Expenses		2.14	1.43
Legal Charges		3.77	1.96
Bad Debts [Net of provision written back Rs. 17.32 crore (Rs. Nil)]		9.30	—
Directors' Fees		0.11	0.08
Miscellaneous Expenses		94.92	80.58
Loss on Foreign Exchange Fluctuation		28.92	—
Remuneration to Auditors (Refer Note 4)		0.51	0.52
Loss on Sale / Disposal of Unserviceable Assets (net)		0.03	5.11
Diminution in value of investments		—	70.51
Provision for Doubtful Debts/ Advances/ Deposits		—	33.60
		543.41	537.95

SCHEDULE 13 - EXPENDITURE OF EPC, CONTRACTS AND ELASITMOLD DIVISIONS

(Other than Common Expenditure)

	2005-06 Rs. Crore	2004-05 Rs. Crore
Cost of Materials and Sub Contract Charges	608.61	1,086.28
Cost of Elastimold	0.67	1.30
Rent	2.60	1.59
Repairs and Maintenance :		
- Buildings	0.48	0.54
- Plant and Machinery	2.68	1.17
- Other Assets	0.88	0.40
Salaries, Wages and Bonus	21.24	12.40
Contribution to Provident Fund and Other Funds	1.52	1.43
Contribution to Gratuity Fund	0.31	1.41
Workmen and Staff Welfare Expenses	3.99	2.88
Insurance	5.95	4.08
Rates and Taxes	2.67	5.62
Miscellaneous Expenses	70.32	32.90
[Includes Exchange Fluctuation Profit / (Loss) (Rs. 0.22 crore) (Rs.1.05 crore)]		
Legal and Professional Charges	0.13	0.06
Loss on sale of assets	0.08	0.07
Bad Debts (Net of Provision written back Rs. 13.89 crore (Nil))	6.71	0.09
Provision for Doubtful Debts	—	12.33
	728.84	1,164.55

	2005-06 Rs. Crore	2004-05 Rs. Crore
SCHEDULE 14 - INTEREST AND FINANCE CHARGES		
Interest and Financing Charges on :		
Debentures	42.99	43.60
External Commercial Borrowing and Commercial Paper	100.05	38.35
Working capital and other borrowings	14.87	2.12
Security Deposits from Consumers	7.89	9.51
Others	0.03	0.16
Other finance charges	26.05	41.08
	191.88	134.82
SCHEDULE 15 - STATUTORY RESERVES AND OTHER APPROPRIATIONS		
Contingencies Reserve	18.72	17.21
	18.72	17.21
SCHEDULE 16 - EARNINGS PER EQUITY SHARE		
I. Profit for Basic and Diluted Earning per Share		
Net Profit (for Basic) (a)	650.34	520.29
Adjustment		
Add : Interest on Foreign Currency Convertible Bonds (FCCB) (net of tax)	0.09	0.24
Add : Redemption Premium on Foreign Currency Convertible Bonds (FCCB) (net of tax)	11.19	15.43
Net Profit (for Diluted) (b)	661.62	535.96
II. Weighted average number of Equity Shares		
For Basic Earnings per share (c)	19,89,17,007	18,53,85,580
Add : Adjustment for conversion / Issue of Shares / Warrants	1,13,74,532	1,92,80,717
For Diluted Earnings per share (d)	21,02,91,539	20,46,66,297
III. Earnings per share (Weighted Average)	Rs.	Rs.
Basic (a/c)	32.70	28.06
Diluted (b/d)	31.46	26.19

SCHEDULE 17 - NOTES FORMING PART OF THE ACCOUNTS

1. **Significant Accounting Policies:**

(a) **Basis of preparation of financial statements :**

The financial statements are prepared under historical cost convention, on accrual basis of accounting, and in accordance with the provisions of Companies Act, 1956 and comply with the Accounting Standards issued by the Institute of Chartered Accountants of India. Assets and Liabilities created under applicable electricity laws continue to be depicted under appropriate heads.

(b) **Revenue Recognition Policy :**

(i) Sale of Electricity :

Revenue from Power Supply is accounted for on the basis of billing to consumers and is inclusive of Fuel Adjustment Charges. Generally all consumers are billed on the basis of recording of consumption of Energy by installed meters. Where meters are stopped or are faulty, the billing is done based on past consumption for such period.

(ii) EPC and Contracts Activity :

In respect of construction contracts, revenue is recognised on the percentage of completion method based on the stage of completion of a contract upto reporting date.

The stage of completion of a contract is determined on the basis of the proportion that progress billings raised upto the reporting date bear to the total contract value.

Profit is recognised when the outcome of the contract can be estimated reliably. Profit proportionate to value of work done is arrived at by deducting cost of work done plus cost estimated by the Management to complete the work from the agreed contract value, after deduction of contingency.

Contract in progress is valued at cost plus proportionate profit less anticipated loss.

In respect of Operation and Maintenance Contracts, profit proportionate to value of work done or the period elapsed as the case may be, is recognised.

(iii) Others:

Sales of Elastimold are recognised upon despatch to the customer.

Insurance and other claims are recognised as revenue on certainty of receipt on prudent basis.

(iv) Lease Transactions:

(a) For all assets leased upto 31st March, 2001, lease rental income is recognised on the basis of the implicit rate of return in accordance with the Guidance Note issued by the Institute of Chartered Accountants of India. Income from Lease rentals includes lease equalization adjustment being difference between capital recovery included in the lease rentals and the depreciation provided in the books.

(b) Lease transactions in respect of all assets leased after 1st April, 2001, are classified as either Finance lease or Operating lease, as the case may be in accordance with Accounting Standard 19 issued by the Institute of Chartered Accountants of India and accounting treatment and disclosure given/made as prescribed therein.

(c) **Foreign Currency Transactions :**

(i) Foreign currency transactions are accounted at the exchange rates prevailing on the date of the transactions. Gains and losses, if any, at the year-end in respect of monetary assets and monetary liabilities not covered by the forward contracts are recognised in the Profit and Loss Account. Exchange differences arising on repayment of liabilities incurred for the purpose of acquiring fixed assets are adjusted with the carrying amount of the respective fixed assets. Premium in respect of forward contracts is accounted over the period of the contract.

(ii) In respect of Integral Foreign Operations of the Company, its Fixed Assets are translated at the rate on the date of acquisition, Monetary Assets and Liabilities are translated at the rate on the date of the balance sheet and Income & Expenditure are translated at the average of month-end rates during the year.

(iii) Non-Monetary items denominated in foreign currency are stated at the rate prevailing on the date of the transaction.

(d) **Fixed Assets :**

(i) The gross block of Fixed Assets is stated at cost of acquisition or construction (except revalued assets), including any cost attributable to bringing the assets to their working condition for their intended use.

(ii) All pre-operative expenditure and trial run expenditure are (net of income) accumulated as capital work-in-progress and is allocated to the relevant fixed assets on a pro-rata basis depending on the prime cost of the assets.

(e) **Depreciation/Amortisation :**

(i) Electricity Business :

Fixed assets are depreciated under the 'Straight Line Method' as per the rates and in the manner prescribed under Schedule

XIV of the Companies Act, 1956 relating to license business and other electricity business. The depreciation for the year has been shown after reducing the proportion of the amount of depreciation provided on assets created against the service line contribution.

(ii) Other Activities :

Fixed assets of Other Activities have been depreciated under the 'Reducing Balance Method' at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

(iii) Leased Assets :

Depreciation on all assets given on lease upto 31st March, 2001 is provided on 'Straight Line Method' at the higher of the rates determined with reference to the primary period of the lease and the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956 [inserted by the Companies (Amendment) Act, 1988 and notification GSR No. 756E dated 16th December, 1993].

(iv) Intangible Assets:

Intangible assets are amortised over a period of three years.

(f) Investments :

Long-term investments are stated at cost. In case of long term investments, provision/write down is made for permanent diminution in value. Current investments are valued at lower of cost or fair value.

(g) Inventories :

Inventories are stated at lower of cost or net realisable value. In case of fuel, stores and spares "cost" means weighted average cost. Unserviceable/damaged stores and spares are identified and written down based on technical evaluation.

(h) Allocation of Indirect Expenses :

(i) Electricity Business :

The allocation to Capital and Revenue is done consistently on the basis of a technical evaluation.

(ii) EPC and Contracts Activities :

Overheads are absorbed by various jobs in proportion to the Prime Cost of each job.

(i) Project and Business Development Expenses Recoverable/Pending Adjustment :

Expenditure incurred during development stages of the Company's new projects are carried forward under the head "Project & Business Development expenses recoverable/pending adjustment" after considering the commercial viability and technical feasibility.

(j) Retirement Benefits :

Company's contribution to provident fund and superannuation fund are charged to the Profit and Loss Account. Gratuity and leave encashment are charged to the Profit and Loss Account on the basis of actuarial valuation.

(k) Borrowing Costs :

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

(l) Accounting for Taxes on Income :

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961. Deferred tax resulting from "timing differences" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realized in future. However, in respect of unabsorbed depreciation or carry forward loss, the deferred tax asset is recognised and carried forward only to the extent that there is a virtual certainty that the assets will be realized in future.

(m) Provisions :

Provisions are recognised when the Company has a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation.

(n) Impairment of Assets :

If the carrying amount of fixed assets exceeds the recoverable amount on the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of the net selling price and the value in use determined by the present value of estimated future cash flows.

2. (a) **Contingent Liabilities :**

(i) Counter Guarantees given to Banks against guarantees issued by the Banks on behalf of the Company aggregate to Rs. 1,049.19 crore (Rs. 428.33 crore).

(ii) Corporate Guarantees issued in favour of Banks and other parties aggregating Rs. 222.45 crore (Rs.2.45 crore) in respect of financing facilities granted to other body corporate.

(iii) Uncalled liability on partly paid shares Rs.10.70 crore (Rs.10.70 crore).

(iv) Claims against the Company not acknowledged as debts and under litigation aggregates Rs. 187.23 crore (Rs. 266.79 crore), these include claim from Suppliers aggregating Rs. 145.00 crore (Rs. 251.32 crore), Income tax claims Rs. 41.52 crore (Rs. 10.40 crore) and Other claims Rs. 0.71 crore (Rs. 5.07 crore).

(b) **Capital Commitments :**

Estimated amount of contracts remaining unexecuted on Capital Account and not provided for Rs. 249.18 crore (Rs.313.41 crore).

3. Managerial remuneration (excluding contribution to gratuity fund and provision for leave encashment on retirement) paid/payable to directors :

		2005-06 Rs. in Crore	2004-05 Rs. in Crore
	Managing/Whole time directors		
(i)	Salary	1.69	1.81
(ii)	Perquisites	0.18	0.01
(iii)	Contribution to Provident and Superannuation Fund	0.19	0.24
(iv)	Commission payable @ 0.35% of Net profit for the year computed below	2.71	2.19
		4.77	4.25
	Directors other than Managing/Whole time directors		
(i)	Sitting fees and commission payable	0.31	0.37
	Total	5.08	4.62

Computation of net profit in accordance with Section 198 read with Section 309(5) of the Companies Act, 1956

		2005-06 Rs. in Crore	2004-05 Rs. in Crore
	Profit before Taxation	781.47	569.64
Add:	Provision for Doubtful Debts / Advances (net)	—	45.93
	Diminution in value of Investments	—	70.51
	Managerial remuneration	5.08	4.62
	Loss on sale of Fixed Assets	0.11	5.18
		786.66	695.88
Less:	Profit on sale of Fixed Assets	4.38	0.24
	Profit on sale of Investments	4.97	62.40
	Prior period adjustment	—	0.33
	Provision for Wealth Tax	0.03	0.02
	Net Profit for the year	777.28	632.89

Note: For the purpose of the above computation, depreciation has been provided in accordance with the policy stated in Note 1(e) above.

4. **Details of Remuneration to Auditors :**

		2005-06 Rs. in Crore	2004-05 Rs. in Crore
(a)	For Audit Fees	0.21	0.21
(b)	For Tax Audit	0.06	0.05
(c)	For other Services	0.23	0.25
(d)	For Reimbursement of out-of-pocket expenses	0.01	0.01
		0.51	0.52

5. Quantitative Information :

		2005-06 kWh (million)	2004-05 kWh (million)
(a)	Generation and Supply of Electricity :		
(i)	Generation of Energy	5,548	5,953
(ii)	Purchase of Energy [excluding 3,899 (4,004) kWh (million) from Generating Station]	3,921	3,352
(iii)	Sale of Energy *(excluding units of Supplementary / ad-hoc bills withdrawn)	8,064	7,969*
(b)	Wind Mill Project :		
(i)	Generation of Energy	23	24
(ii)	Sale of Energy	23	24
(c)	Elastimold Division :		

(in Nos.)

		Licensed Capacity 2005-06	Licensed Capacity 2004-05	Installed Capacity 2005-06	Installed Capacity 2004-05	Actual Production 2005-06	Actual Production 2004-05
(i)	Stress Cones	25,000	25,000	12,000	12,000	–	584
(ii)	Modules	80,000	80,000	36,000	36,000	–	7,495
(iii)	Cable head Termination	500	500	500	500	81	252
(iv)	Terminations and Joints	10,000	10,000	10,000	10,000	49	165

6.

		2005-06 Rs. in Crore	2004-05 Rs. in Crore
(a)	C. I. F. Value of Imports :		
(i)	Components and Spare parts	38.23	1.35
(ii)	Fuel - Coal	117.65	89.36
(iii)	Other Materials (including EPC contract materials)	12.08	42.93
(iv)	Capital Goods	53.21	29.80
		221.17	163.44
(b)	Expenditure in Foreign Currency :		
(i)	Professional and Consultation Fees	23.45	1.69
(ii)	Interest and Other Charges	74.81	53.19
(iii)	Others	1.68	2.59
		99.94	57.47

(c) Value of components, stores and spare parts consumed : (including fuel consumed)

	2005-06 Value Rs. in Crore	2005-06 % to Total Consumption	2004-05 Value Rs. in Crore	2004-05 % to Total Consumption
Imported	134.96	16.05	83.53	10.85
Indigenous	706.16	83.95	686.19	89.15
	841.12	100.00	769.72	100.00

(d) The Company has not made any remittance in foreign currency on account of dividends during the year and does not have information as to the extent to which remittances in foreign currencies on account of dividends have been made by or on behalf of non-resident shareholders. The particulars of dividends (after deducting tax) on account of non-resident shareholders are as under :

Final Dividend :		2005-06	2004-05
(i)	Number of Non-Resident shareholders	2,581	2,534
(ii)	Number of shares held by them	3,74,79,075	3,80,57,463
(iii)	Amount of dividend	Rs.5.25 Crore (Dividend for the Year 2004-05 on Equity Shares)	Rs.5.71 Crore (Dividend for the Year 2003-04 on Equity Shares)

Interim dividend for Quarter	No. of non resident shareholders 2005-06	No. of non resident shareholders 2004-05	No. of shares held by them 2005-06	No. of shares held by them 2004-05	Amount of dividend Rs. in Crore 2005-06	Amount of dividend Rs. in Crore 2004-05
1.	2,562	2,556	4,15,17,717	3,87,89,201	4.98	4.27
2.	–	2,510	–	3,87,01,042	–	4.26
3.	–	2,569	–	3,88,46,653	–	4.27

(e) Earnings in Foreign Exchange :

	2005-06 Rs. in Crore	2004-05 Rs. in Crore
Sale of Material	0.34	1.13
	0.34	1.13

7. **Related Party Disclosure :**

As per Accounting Standard-18 issued by the Institute of Chartered Accountants of India, the Company's related parties and transactions are disclosed below :

(a) Parties where control exists :

(i) Major Shareholders

(a) Reliance Energy Ventures Ltd. (REVL from 27th January, 2006)
(b) AAA Project Ventures Pvt. Ltd. (AAAPVL from 31st March, 2006)
(c) Reliance Capital Limited (RCL)
(d) Reliance Industries Ltd. (RIL upto 11th January, 2006)
(e) Reliance Power Ventures Limited (RPVL upto 12th August, 2005)
(f) Reliance Industrial Investments and Holdings Limited (RIIHL upto 30th June, 2005)

(b) Other related parties with whom transactions have taken place during the year :

(i) Associates & Joint Ventures

(a) BSES Yamuna Power Limited (BYPL)
(b) BSES Rajdhani Power Limited (BRPL)
(c) Tamil Nadu Industries Captive Power Company Limited (TICAPCO)
(d) Reliance Infrastructure Limited (RINL)
(e) Reliance Energy Generation Limited (REGL)
(f) Utility Powertech Ltd. (UPL)
(g) BSES Kerala Power Ltd. (BKPL)
(h) Reliance Infrastructure-Engineers Pvt. Ltd. (RIEPL)

(ii) Enterprises over which key management personnel have control

(a) Reliance Infocomm Ltd. (RINFOL)
(b) Reliance Natural Resources Ltd. (RNRL)
(c) Reliance Digital World Ltd. (RDWL)

(iii) Key Management Personnel

(a) Shri Anil D. Ambani
(b) Shri Satish Seth
(c) Shri K.H. Mankad (upto 19th October, 2005)
(d) Shri S.C. Gupta
(e) Shri J.P. Chalasani

PARTICULARS	Sale of Electrical Energy	EPC and Contracts	Other Operations	Year ended 31st March 2006	Sale of Electrical Energy	EPC and Contracts	Other Operations	Year ended 31st March 2005
Exchange Fluctuation/Misc. Income	—	—	—	3.94	—	—	—	74.02
Profit before taxation	—	—	—	781.47	—	—	—	569.64
Other Information								
Segment Assets	3,756.81	927.52	2.19	4,686.50	3,695.32	635.26	3.31	4,333.89
Unallocated Corporate Assets				9,462.56				7,453.92
Total Assets	3,756.81	927.52	2.19	14,149.06	3,695.32	635.26	3.31	11,787.81
Segment Liabilities	690.72	566.77	—	1,257.50	702.00	436.08	3.00	1,141.08
Unallocated Corporate Liabilities				4,926.30				4,306.84
Total Liabilities	690.72	566.77	—	6,183.80	702.00	436.08	3.00	5,447.92
Capital Expenditure	350.10	3.51	—	353.61	191.89	4.86	—	196.75
Depreciation	414.18	2.45	0.05	416.68	343.72	2.08	0.05	345.85
Non Cash expenses other than depreciation	—	—	—	—	—	—	—	—

9. **Deferred Taxation :**

Computation of Deferred Tax Asset / Liability :

		As at 31-03-2006 Rs. in Crore	As at 31-03-2005 Rs. in Crore
1.	Deferred Tax Liability on account of :		
	Depreciation Difference	248.53	288.29
	Total	248.53	288.29
2.	Deferred tax asset on account of:		
	(i) Unabsorbed Capital Losses	—	1.80
	(ii) Provisions	43.79	25.94
	(iii) Disallowance u/s 40(ia)	0.68	—
	Total	44.46	27.74
	Net Deferred Tax Liability	204.06	260.55

The above calculations are based on assessment order passed and where no assessment order is passed on the basis of return of Income filed.

10. **Standby Charges :**

a) In the matter of standby charges, Maharashtra Electricity Regulatory Commission had passed an order dated 31st May, 2004 as under :

i) The total liability for the financial years 1998-99 to 2003-04 was determined at Rs. 515.60 crore which had been debited to the Profit & Loss account up to 31st March, 2005.

ii) The Tata Power Company Limited (TPC) to refund an amount of Rs. 321.13 crore (net of interest payable of Rs. 1.17 crore) to the Company for the said period plus interest at 10% per annum commencing from 1st April, 2004 till the date of payment. As an interim order, Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs. 313.93 crore in favour of the Hon'ble High Court of Bombay.

b) The Hon'ble High Court of Bombay has disposed off both the petitions, the petition filed by TPC and the petition filed by the Company, by holding that the issues should be adjudicated within four months of the order of the Hon'ble Bombay High Court by the Appellate Tribunal, in the interregnum, the parties to continue to pay in terms of the interim order subject to adjustments on adjudication.

c) The Company's Special Leave Petitions against the interim and final orders of the Hon'ble High Court of Bombay have been admitted by the Hon'ble Supreme Court and The Tata Power Company Limited has also filed a Special Leave Petition before the Supreme Court challenging the final order passed by the Hon'ble Bombay High Court. The Hon'ble Supreme Court has since disposed of both the Special Leave Petitions with directions to The Tata Power Company Limited to file an appeal before the Appellate Tribunal for Electricity. The Tata Power Company Limited has since filed an appeal which is now being heard by the Appellate Tribunal for Electricity.

11. The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A of the Companies Act, 1956 is not applicable to the Company.

12. The Company has, based on a valuation made by approved valuers, revalued as at 1st April, 2003 the plant and machinery located at Dahanu. The revaluation of the same has been based on the technological obsolescence, the year of purchase, the maintenance levels

and the currency and customs duty variations as applicable. The resultant appreciation aggregating to Rs.752.17 crores has been added to the Gross Block of the Fixed Assets and credited to Revaluation Reserve. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 64.38 crores (Rs. 132.82 crore) and an equivalent amount has been withdrawn from General Reserve, which is credited to the Profit and Loss Account based on the legal opinion received by the Company. This has no impact on the profit for the year.

13. During the year, Maharashtra Electricity Regulatory Commission (MERC) has notified tariff regulations under the provisions of The Electricity Act, 2003, which inter alia prescribes the rates of depreciation on assets of Mumbai licensee business. These rates override the depreciation rates prescribed by the Central Government under the erstwhile Notification No. S.O.265 (E) dated 27th March, 1994 issued under the repealed Electricity Act, 1948. In the opinion of the management, the new rates prescribed by MERC are very low considering the useful lives of the assets. As regards fixed assets of Samalkot and Goa generating stations, the depreciation rates prescribed under erstwhile Notification No. S.O.266(E) dated 29th March, 1994, issued under repealed Electricity Act, 1948 are no more in force. In view of these developments, the Company has during the year, changed the rates of depreciation, from those prescribed vide Ministry of Power Notification of 1994 to the rates prescribed in Schedule XIV to the Companies Act, 1956 under the "Straight line method" to reflect the realistic useful life of the assets. Consequently, the depreciation charged to the profit and loss account is higher for the year by Rs.17.47 crore with the corresponding decrease in profit before taxation for the year.

14. Hitherto, the Company was providing depreciation on the full value of assets including on assets created against the Service Line Contribution (SLC) from consumers. For the reasons mentioned in the preceding Note No.13 and in order to comply with the manner of providing depreciation prescribed by Schedule XIV of the Companies Act, 1956 for the year under review, an amount of Rs. 56.33 crore attributable to depreciation on assets created against SLC till 31st March, 2005 has been transferred from SLC account to General Reserve. Pursuant to this, the reversal of deferred tax liability of Rs. 17.15 crore attributable to SLC upto 31st March, 2005 has also been transferred to General Reserve. Depreciation for the year under review has also been provided after adjusting an amount of Rs.4.82 crore attributable to depreciation on assets created against SLC by transferring from SLC account.

15. The names of small-scale industries to which the Company owes sums, which are outstanding for more than 30 days at the Balance Sheet date, computed on a division-wise basis, are:

Adarsh Cement Poducts Pvt. Ltd.
Ashoka Udyog
Comet Industries
Equip Tech Pvt. Ltd.
Kapco Electric Pvt. Ltd.
Krishna Electricals Industrial
MK Engineers & Controls Pvt. Ltd.
Mohindra Bedi & Sons
Paras Power Engineers Pvt. Ltd.
Polycab Wires Pvt. Ltd.
Rajindra Prestress Concrete
Reliance Electricals
Shreem Capacitors Pvt. Ltd.
Voltamp Transformers Pvt. Ltd.
Vijay System Engineers
Ultima Switchgears and Projects Pvt. Ltd.
Vikas Cable Company
Shri Ram Switchgears Pvt. Ltd.
Anandji Cables
Chadha Industries
Dhananjay Industrial Engineers
Farm Fresh Foods Pvt. Ltd.
Kaybee Electricals
KSE Electricals Pvt. Ltd.
Mahaveer Electricals
Mukund Industrial Fasteners
Parikh Industries
R.M. Industries
Rane Concrete Products
Shakti Cables
Shri Ram Switchgears Pvt. Ltd.
Usha Spun Pipes
Anand Engineers Pvt. Ltd.
Vinal Trade Links
Baron Power Ltd.
Anupam Industries Ltd
Colt Cable
Electrolite Power Pvt. Ltd
G.J. Metal Industries
Kotsons Pvt. Ltd.
Lakshmi Transformer
Mass Tech Controls Pvt. Ltd.
Pagoda Cables Pvt. Ltd.
Polaris Cables & Wires Pvt. Ltd.
Rajindra Concrete Products
Reliable Electrical
Shree Sainath Fibres Pvt. Ltd.
Sio Vasundhara International
Verma Construction
MC Machines
Sheko Industries

The above information and that given in Schedule 8- "Current Liabilities And Provisions" regarding small scale industrial undertakings has been determined to the extent such parties have been identified and is based on the information available with the Company regarding the status of the Suppliers as defined under the "Interest on Delayed Payment to Small Scale and Ancillary Industrial Undertakings Act 1993". Unpaid interest as on 31st March, 2006 Rs. NIL (Rs. NIL). The Terms of credit specify that the payments are due only after 30 days or above in case of the above mentioned parties.

16. **The Company has allotted during the year :**

(a) i) 41,84,000 (face value Rs.4.18 crore) Equity Shares to Foreign Institutional Investors and to a corporate body on a preferential basis (ii) 98,61,228 (face value Rs.9.86 crore) Equity Shares on conversion of Warrants issued during financial year 2003-04 (iii) 22,86,224 (face value Rs.2.29 crore) Equity Shares on conversion of Foreign Currency Convertible Bonds and (iv) 1,04,16,000 (face value Rs.10.41 crore) Equity Shares on conversion of Warrants issued during financial year 2004-05. Accordingly, the paid-up Equity Share Capital of the Company stands increased from Rs.185.61 crore to Rs.212.36 crore and the Share Premium account from Rs.2,934.04 crore to Rs.4,430.72 crore.

(b) 2,58,16,000 warrants to a corporate body on a preferential basis at a price of Rs.573 per warrant, which will entitle the holder to subscribe to one equity share of the face value of Rs.10, at a price not being less than Rs.573 (including a premium of Rs.563) per equity share of the Company against each warrant. The holder of the warrants will have an option to apply for and be allotted one equity share of the Company per warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment, in one or more tranches. Of the above, the holders of 1,04,16,000 warrants have exercised the option and were allotted one equity share per warrant.

17. Provision for Disputed matters: (a) disputes relating to the rebates and/or tariff matters in respect of electricity business - no further information is given as the matters are sub-judice and may jeopardize the interest of the company, and (b) the disputed income tax liability of Rs. 22 crores which may arise on outcome of the appeals preferred by the tax authorities, the quantum whereof will be determined as and when appeals are disposed off.

18. **Disclosure of Loans and Advances to Associates (Pursuant to Clause 32 of the Listing Agreement) :**

Rs. in Crore

Sr. No	Name	Amount Outstanding As at		Maximum amount Outstanding during the year	
		31.03.2006	31.03.2005	2005-06	2004-05
1.	Tamil Nadu Industries Captive Power Company Limited	0.64	0.62	0.64	0.62
2.	Western Electricity Supply Co. of Orissa Ltd. (upto 18th May, 2004)	–	–	0.01	2.43
3.	Southern Electricity Supply Co. of Orissa Ltd. (upto 18th May, 2004)	–	–	5.68	5.49
4.	North Eastern Electricity Supply Co. of Orissa Ltd. (upto 18th May, 2004)	–	–	2.92	2.86
5.	BSES Yamuna Power Limited	–	–	3.18	2.53
6.	BSES Rajdhani Power Limited	0.30	–	0.63	11.37
7.	Reliance Energy Generation Limited	–	0.35	4.50	1.01
8.	Reliance Infrastructure Limited	35.10	22.58	168.41	233.31
9.	Reliance Infrastructure Engineers Pvt. Ltd	0.70	–	0.70	–

The Company has no subsidiaries

As at the year-end, the Company -

(a) has no loans and advances in the nature of loans, wherein there is no repayment schedule or repayment is beyond seven years and

(b) has no loans and advances in the nature of loans to firms/companies in which directors are interested.

19. **Balances with Non-Scheduled Banks in Current Account :**

Rs. in Crore

		2005-06		2004-05	
		As at 31-03-2006	Maximum Balance	As at 31-03-2005	Maximum Balance
(i)	The Air Corporation Employees Co-operative Bank Ltd.	0.01	0.14	0.02	0.29
(ii)	The Malad Sahakari Bank Ltd.	0.06	0.37	0.04	0.35
(iii)	Hindustan Co-operative Bank Ltd.	0.07	0.29	0.07	0.35
(iv)	Chembur Nagrik Sahakari Bank Ltd.	0.12	0.69	0.09	0.79
(v)	Veerseva Co-operative Bank Ltd.	–	–	0.08	0.64
(vi)	Shri Arihant Co-operative Bank Ltd.	0.13	0.55	0.16	0.63
(vii)	The Sangli Sahakari Bank Ltd.	0.03	0.39	0.08	0.42
(viii)	Maratha Sahakari Bank Ltd.	0.09	0.62	0.11	0.59
(ix)	Sahyadri Sahakari Bank Ltd.	0.02	0.11	0.01	0.15
(x)	The City Co-operative Bank Ltd.	0.03	0.23	0.05	0.32
(xi)	Safe Co-operative Bank Ltd.	–	–	–	0.17
(xii)	Jaoli Sahakari Bank Ltd.	0.06	0.37	0.14	0.44
(xiii)	Samasta Nagar Sahakari Bank Ltd.	–	–	–	0.59
(xiv)	Konkan Prant Sahakari Bank Ltd.	0.03	0.26	0.02	0.25
(xv)	Priyadarshani Mahila Co-op. Bank Ltd.	0.01	0.10	0.03	0.10
(xvi)	The Vaishya Sahakari Bank Ltd.	0.03	0.22	0.04	0.34
(xvii)	The C.K.P. Co-op. Bank Ltd.	0.01	0.07	0.01	0.08
(xviii)	The Satara Sahakari Bank Ltd.	0.03	0.21	0.03	0.38
(xix)	Bhutan National Bank	0.13	0.68	0.13	1.43
(xx)	Nepal Bank Ltd.	0.29	0.30	0.03	0.20
(xxi)	Excellent (Safe) Co-operative Bank Ltd.	0.09	0.30	0.17	0.59

20. Details of movements in Investments :

	Number of Units
Mutual Fund:	
RMF- Liquidity Fund-Daily Dividend Reinvestment	1063876289.198
RMF- Treasury Plan-Institutional Plan-Daily Dividend Reinvestment	1376227144.845
Prudential ICICI Mutual Fund - Liquid-Daily Dividend Reinvestment	239364797.513
Prudential ICICI Mutual Fund - Liquid-Super Institutional Plan - Daily Dividend Reinvestment	165162965.611
HDFC Mutual Fund - Cash Management - Savings Plan - Daily Dividend Reinvestment	390830345.071
Principal Cash Management Fund Liquid Option Institutional Premium - Daily Dividend Reinvestment	769224540.647
Grindlays Cash Fund - Super Institutional Plan C - Daily Dividend	889675992.564
Standard Chartered Mutual Fund - Liquid Manager Fund-Daily Dividend Reinvestment	778458751.961
RMF - Liquid - Treasury Plan-Institutional - Growth	221049427.144
RMF - Liquidity Fund-Institutional - Growth	297335901.261
Reliance Gilt Securities Fund - Long Term - Retail-Growth	250469727.755

21. Assets given on lease after 1st April, 2001:

(A)

Rs. in Crore

Particulars	Total	Not later than one year	Later than one year but not later than five year	Later than five year
Gross Investment	0.68	–	–	–
Less: Unrealised finance income	0.30	–	–	–
Present value of minimum lease rentals	0.38	0.22	0.16	–

(B) General description of lease terms :

(i) Lease rentals are charged on the basis of agreed rate of interest.

(ii) Assets are given on lease for seven/ten years.

(iii) Miscellaneous Income includes income from leases of Rs. 0.25 crore.

22. a) Interest in Joint Ventures

Company	Proportion of ownership interest as on 31st March 2006	2005
Utility Powertech Limited	19.78%	19.78%
BSES Rajdhani Power Limited	26.02%	26.02%
BSES Yamuna Power Limited	26.08%	26.08%
BSES Kerala Power Limited	19.01%	19.01%

b) The above joint venture companies are incorporated in India. The Company's share of the assets and liabilities as on 31st March, 2006 and income and expenses for the year ended on that date are given below which are based on unaudited figures in respect of the joint venture entities :

Rs. in Crore

	31.03.2006	31.03.2005
A. Assets		
Long Term Assets	911.07	760.07
Current Assets	335.88	322.79
Total	1,246.95	1,082.86
B. Liabilities		
Long Term Liabilities	732.33	585.24
Current Liabilities and Provisions	360.62	370.00
Total	1,092.95	955.24
C. Contingent Liabilities	179.87	179.87

			Rs. in Crore
		31.03.2006	31.03.2005
D.	Capital Commitments	359.15	359.15
		Current Year	Previous Year
E.	Income	1,008.74	898.79
F.	Expenses	995.98	853.15

The above figures do not include the share of the Assets, Liabilities, Income, Expenses etc. pertaining to the share holding of the Company's associates/group companies.

23. Particulars of Derivative Instruments

Sr. No.	Particulars of Derivative instruments acquired for hedging	No. of instruments	Value US $ million	Value Rs. in Crore
1.	Principal Only Swap	1	14	60.00
2.	Currency Swap	18	177	803.48
3.	Libor Based Callable Range Accrual	8	295	1316.29
4.	Structured Options	3	25	111.55
5.	Interest Rate Swap	1	25	111.55
6.	Over night Interest Swap	1	–	25.00

a. No derivative instruments are acquired for speculation purposes.

b. Foreign Currency exposures that are not hedged by derivative instruments or otherwise are (Rs.1,938.82 crore) $ 434.52 million.

24. In respect of Foreign exchange Swap/Interest transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, gains/losses are recognised on the settlement day or the reporting day whichever is earlier at the rate prevailing on the respective day. However, in case of principal portion, gain is recognised only on settlement day.

25. Figures for the previous year have been regrouped/reclassified/rearranged wherever necessary to make them comparable to those for the current year. Figures in bracket indicate Previous Year's figures. '@'- represents figures less than Rs.50,000 which have been shown at actuals in brackets with @.

For and on behalf of the Board

Anil D. Ambani
Chairman and Managing Director

Satish Seth
Executive Vice Chairman

S.C. Gupta
Director (Operations)

J. P. Chalasani
Director (Business Development)

Gen. V. P. Malik
Dr. Leena Srivastava
V. R. Galkar
} Directors

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : April 19, 2006

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2006

		2005-06 Rs. in crore		2004-05 Rs. in crore	
A.	**Cash Flow from Operating Activities :**				
	Profit before Taxation		781.47		569.31
	Adjustments for:				
	Depreciation (net of transfer from General Reserve)	348.63		346.44	
	Interest and finance charges	191.88		134.82	
	(Profit)/Loss on sale/disposal of fixed assets (Net)	(4.27)		4.94	
	Diminution in value of investments / (Written back)	(0.99)		70.51	
	Provision for doubtful debts/Advances/Deposits	–		45.93	
	Provision for leave encashment	5.37		13.69	
	Investment income	(480.64)		(277.50)	
	Exchange fluctuation in respect of financing activities (Net)	24.17		(27.88)	
	Swap Income	(20.12)		(46.15)	
	Profit on sale of investments	(4.97)		(62.40)	
	Interest on Income tax refund	(1.30)		(2.42)	
	Lease rentals	(0.09)	57.67	(1.45)	198.53
	Operating Profit before Working Capital Changes		839.14		767.84
	Adjustments for:				
	Trade and other receivables	(428.93)		(450.78)	
	Inventories	58.04		(248.92)	
	Trade payables	94.14	(276.75)	433.68	(266.02)
			562.39		501.82
	Income Taxes paid (net of refund)		181.52		8.58
	Net Cash from Operating Activities		380.87		493.24
B.	**Cash Flow from Investing Activities :**				
	Purchase/acquisition of fixed assets	(382.81)		(305.13)	
	Sale of fixed assets	7.81		1.65	
	Purchase of investments	(17,949.50)		(127.25)	
	Advance against share application	(14.04)		(72.35)	
	Sale/redemption of investments	17,458.96		2,343.00	
	Loans and deposits (non-trade) (net)	(1,590.94)		(189.66)	
	Investment income	366.92		263.07	
	Net Cash from/(used in) Investing Activities		(2,103.60)		1,913.33

	2005-06 Rs. in crore		2004-05 Rs. in crore	
C. Cash Flow from Financing Activities :				
Proceeds of Share Capital including share premium	987.93		1,156.61	
Proceeds from borrowings [secured]	1,134.81		100.00	
Repayment of secured loans	–		(0.02)	
Proceeds from borrowings [unsecured]	75.00		1,666.32	
Repayment of unsecured loans	(650.00)		(1.39)	
Swap Income	24.33		46.15	
Repayment of application money on debentures / deposits	(0.01)		(0.01)	
Deposits and contributions from consumers	13.11		12.94	
Interest and finance charges paid including FCCB Issue Expenses	(196.29)		(103.47)	
Dividends paid on equity shares including tax	(58.74)		(100.13)	
Lease rentals	0.12		1.64	
Net Cash from Financing Activities		1,330.26		2,778.64
Net (Decrease) / Increase in cash and cash equivalents (A+B+C)		(392.47)		5,185.21
Cash and cash equivalents as at the commencement of the year (Opening Balance)		6,045.37		860.16
Cash and cash equivalents as at the end of the year (Closing Balance)		5,652.90		6,045.37
Net (Decrease)/Increase as disclosed above		(392.47)		5,185.21

For and on behalf of the Board

Anil D. Ambani
Chairman and Managing Director

Satish Seth
Executive Vice Chairman

S.C. Gupta
Director (Operations)

J. P. Chalasani
Director (Business Development)

Gen. V. P. Malik
Dr. Leena Srivastava
V. R. Galkar
} Directors

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: April 19, 2006

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details

Registration No.	: 01530	State : 011		
Balance Sheet Date	: 31-03-2006			

II. Capital raised during the year
(Amount in Rs.Thousands)

Public Issue	:	NIL	Rights Issue	: NIL
Bonus Issue	:	NIL	Preferential Allotment	: 24,46,13
FCCB Conversion	:	2,28,62		

III. Position of Mobilisation and Deployment of Funds
(Amounts in Rs.Thousands)

Total Liabilities	:	12367,81,52	Total Assets	:	12367,81,52
Sources of Funds			**Application of Funds**		
Paid-up Capital	:	212,35,57	Net Fixed Assets	:	2873,71,06
Equity Warrants	:	88,24,20	Investments	:	1192,74,29
Reserves & Surplus	:	7572,68,44	Net Current Assets	:	8301,36,17
Secured Loans	:	1919,80,93	Miscellaneous Expenditure	:	NIL
Unsecured Loans	:	2347,12,04			
Service Line & Security Deposits	:	23,53,83			
Deferred Tax Liability	:	204,06,51			

IV. Performance of Company
(Amount in Rs.Thousands)

Turnover	:	4607,89,16	Total Expenditure	:	3826,41,17
Profit Before Tax	:	781,47,99	Profit After Tax	:	650,34,28
Earnings Per Share in Rs.	:	33	Dividend Rate %	:	50

V. Generic Names of Three Principal Products / Services of Company
(As per monetary terms)

Item Code No. : N A

Product Description

(i) DISTRIBUTION OF POWER

(ii) GENERATION OF POWER

(iii) CONTRACTING

ABT	Availability Based Tariff
AMR	Automated Remote Metering
APDRP	Accelerated Power Development and Reform Programme
APPCB	Andhra Pradesh Pollution Control Board
ARR	Annual Revenue Requirement
APU	Air Processing Unit
AT&C Losses	Aggregate Technical & Commercial losses
Bank Rate	The rate of interest fixed by RBI for inter banking lending
BOOT	Build-Own-Operate-Transfer basis
BRPL	BSES Rajdhani Power Limited
BST	Bulk Suppy Tariff
BVQI	Bureau Veritas Quality International
BYPL	BSES Yamuna Power Limited
CAG	Comptroller and Auditor General of India
CCPS	Combined Cycle Power Station
CDSL	Central Depository Services (India) Limited
CEA	Central Electricity Authority
CERC	Central Electricity Regulatory Commission
CHD	Consumer Help Desk
CII	Confederation of Indian Industry
Ckt	Circuit
CPU	Council of Power Utilities
Crore	10,000,000
CSD	Consumer Security Deposit
CCS	Customer Care Solution
DERC	Delhi Electricity Regulatory Commission
DP	Depository Participant
DT	Distribution Transformer
DTEPA	Dahanu Taluka Environment Protection Authority
DTPS	Dahanu Thermal Power Station
DVB	Delhi Vidyut Board
DVC	Damodar Valley Corporation
EBIDTA	Earnings Before Interest, Depreciation, Tax and Appropriation
ECS	Electronic Clearing Service
EDMS	Electronic Document Management Systems
ELC	Electrostatic Liquid Cleaning
EHV	Extra High Voltage
EPC	Engineering, Procurement, Construction
FCCB	Foreign Currency Convertible Bonds
FGD	Flue Gas Desulphurisation Plant
FEU	Federation of Electricity Undertakings of India
FIIs	Foreign Institutional Investors
GAAP	Generally Accepted Accounting Principles
GDP	Gross Domestic Product
GDR	Global Depository Receipt
GI	Gas Insulated
GRIDCO	Grid Corporation of Orissa Limited
GWhr	Giga Watt Hours (= million kilowatt hours)
GUVNL	Gujarat Urja Vikas Nigam Limited
HPBFP	High Pressure Boiler Feed Pump
HPGCL	Haryana Power Generation Company Limited
HR	Human Resource
HT	High Tension
HVDS	High Voltage Distribution System
IAC	Instrument Air Compressor
IBRD	International Bank for Reconstruction & Development
IPP	Independent Power Producers
ISE	Inter-connected Stock Exchange of India Limited
ISP	Internet Service Provider
IS-U/CCS	Industry Solution Utility – Customer Care Solution
Kcal	Kilo Calories
KM	Kilometers
KV A	Kilovolt
KVA A.	Kilovolt ampere
KW	Kilowatt = 1,000 watts
KWH	A Kilowatt hour
Lakh	100,000
LPSC	Late Payment Surcharge
LSE	London Stock Exchange

LT	Low Tension
LVD	Large Video Display
MERC	Maharashtra Electricity Regulatory Commission
MMSCMD	Metric Million Standard Cubic Meters per day
MoEF	Ministry of Environment & Forests
MPCB	Maharashtra Pollution Control Board
MU	Millions Units
MVA	A megavolt ampere
MW	A megawatt
NDMC	New Delhi Municipal Corporation
NCC	Naresh Chandra Committee
NRI	Non-Resident Indian
NSDL	National Securities Depository Limited
NTPC	National Thermal Power Corporation Limited
OMS	Outage Management Systems
PAT	Profit After Tax
PCR	Plant Control Room
PGCIL	Power Grid Corporation of India Limited
PLA	Plant Load Availability
PLF	Plant Load Factor
PPA	Power Purchase Agreement
REMI	Reliance Energy Management Institute
RIL	Reliance Industries Limited
RPVL	Reliance Power Ventures Limited
SCADA	Supervisory Control and Data Acquisition System
SAC	Service Air Compressor
SE	Stock Exchange
SEB	State Electricity Board
SEBI	Securities and Exchange Board of India
SEC	Shanghai Electric Corporation
SEEPZ	Santa Cruz Electronics Export Processing Zone
SERC	State Electricity Regulatory Commission
TERI	The Energy and Resources Institute
TICAPCO	Tamil Nadu Industries Captive Power Company Limited
TDD	Theft Detection Device
Tonnes	Metric Tonnes
Unit	One kwh; that is, the energy contained in a current of one thousand amperes flowing under an electromotive force of one volt during one hour
UPERC	Uttar Pradesh Electricity Regulatory Commission
UPPCL	Uttar Pradesh Power Corporation Limited
USAID	United States Agency For International Development
V	Volts
VFD	Variable Frequency Drive
WREB	Western Regional Electricity Board

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Nomination Form

[To be filled in by individual(s)]

To, Reliance Energy Limited C/o Karvy Computershare Private Limited Plot No. 17-24, Vithal Rao Nagar Madhapur Hyderabad 500 081	From Name of shareholder and address Folio No. No. of Shares

I am / we are holder(s) of Shares of the Company as mentioned above. I/We nominate the following person in whom all rights of transfer and/or amount payable in respect of Equity Shares shall vest in the event of my/our death.

Nominee's name								Age		
To be furnished in case the nominee is a minor					Date of Birth					
Guardian's Name & Address*										
Occupation of Nominee Tick (✓)	1	Service	2	Business	3	Student	4	Household		
	5	Professional	6	Farmer	7	Others				
Nominee's Address										
					Pincode					
Telephone / Cell No.					Fax No.					
Email Address						STD Code				
Specimen signature of Nominee /Guardian (in case nominee is minor)										

*To be filled in case nominee is a minor.
Kindly take the aforesaid details on record.
Thanking you,
Yours faithfully,

Date :

Name and address of equity shareholder *(as appearing on the Certificate(s))*		Signature (as per specimen with company)
Sole/1st holder (address)		
2nd holder		
3rd holder		
4th holder		

Witnesses (two)		
	Name and Address	Signature & Date
1.		
2.		

INSTRUCTIONS :

1. Please read the instructions given below very carefully and follow the same to the letter. If the form is not filled as per instructions, the same will be rejected.

2. The nomination can be made by individuals only. This facility is not available to non-individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family and holders of power of attorney. If the Shares are held jointly all joint holders must sign (as per the specimen registered with the Company) the nomination form.

3. A minor can be nominated by a holder of Shares and in that event the name and address of the Guardian should be given by the holder.

4. The nominee can not be a trust, society, body corporate, partnership-firm, Karta of Hindu Undivided Family, or a power of attorney holder. A non-resident Indian can be a nominee on repatriable basis.

5. Transfer of Shares in favour of a nominee shall be a valid discharge by the Company against the legal heir(s).

6. Only one person can be nominated for a given folio.

7. Details of all holders in a folio need to be filled in, else the request will be rejected.

8. The nomination will be registered only when it is complete in all respects including the signature of (a) all registered holders (as per specimen lodged with the Company) and (b) the nominee.

9. This nomination will stand rescinded whenever the Shares in the given folio are entirely transferred or dematerialised.

10. Upon receipt of a duly executed nomination form, the Registrar and Share Transfer Agents of the Company will register the form and allot a registration number. The registration number and folio No. should be quoted by the nominee in all future correspondence.

11. The nomination can be varied or cancelled by executing fresh nomination form.

12. The Company will not entertain any claim other than that of a registered nominee, unless so directed by any competent court.

13. The intimation regarding nomination / nomination form should be filed in duplicate with the Registrar and Share Transfer Agents of the Company who will return one copy thereof to the Shareholders.

14. For shares held in dematerialised mode, nomination is required to be filed with the Depository Participant in their prescribed form.

FOR OFFICE USE ONLY	
NOMINATION REGISTRATION NUMBER	
DATE OF REGISTRATION	
CHECKED BY (NAME AND SIGNATURE)	

Electronic Clearing Service (ECS) for remittance of dividend

In continuance of our initiatives for improving prompt remittance of dividend payment to our shareholders, we recommend shareholders to utilize the ECS scheme of the Reserve Bank of India (RBI). The ECS facility offers the following benefits/ conveniences :

- Your dividend is remitted immediately after the Record Date, without waiting for printing and posting of warrant;
- You do not have to visit your Bank and fill up pay in slips for depositing the dividend warrant;
- Your dividend amount is electronically credited directly to your Bank account;
- You receive confirmation of such credit to your account from our Registrar Karvy Computershare Private Limited;
- Your dividend warrant is not intercepted in postal transit and fraudulently encashed;
- You do not have to write to the Company for non-receipt of dividend warrant since no warrant is prepared for such remittance;
- Your inability to deposit the warrant with your Bank within the validity period should not result in your having to write to us for revalidation of warrant or issue of duplicate dividend warrant;
- Your dividend warrant would not remain unencashed resulting in transfer of the amount to the Investor Education and Protection Fund. As per Section 205C of the Companies Act, 1956, if your dividend amount is unclaimed for a period of 7 years, the same needs to be transferred to the said Fund and thereafter, you shall not have any claim on this amount;

Such facility of remittance of dividend through the ECS Scheme of RBI is now available at the following centers:

Ahmedabad, Bangalore, Bhubaneswar, Chandigarh, Chennai, Delhi, Guwahati,
Hyderabad, Jaipur, Kanpur, Kolkatta, Mumbai, Nagpur, Pune, Surat, Thiruvananthapuram .

The simple procedures involved are:

- Fill up and sign the ECS Mandate form
- Return the form along with zerox copy of blank cheque to Karvy Computershare Private Limited, Plot No. 17-24, Vittal Rao Nagar, Madhapur, Hyderabad 500081

(Please see overleaf)

To,
Karvy Computershare Private Limited
Unit: Reliance Energy Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500081

Sir,

Payment of Dividend through ECS (ECS Mandate Form)

I/We hereby give my/our mandate to credit my/our Dividend on the shares held by me/us under the aforesaid Folio number directly to my/our Bank Account through Electronic Clearing Service (ECS). The details of the Bank Account are given below:

Name of the Bank	
Branch Name and City	
Account Type (Savings/Current/Cash Credit)	
Account Number (as appearing on the cheque book)	
Ledger Folio No. (if any as appearing on the cheque book)	
9-Digit Code Number of the Bank and Branch (appearing on the MICR cheque issued by the Bank) **	

** In case you could not furnish MICR number, which is essential to send remittance of dividend through ECS, the same bank details will be printed on the dividend warrant.

Date :

Signature of Shareholder

Though the expenses incurred on this facility by us is marginally higher than the cost incurred in remittance through dividend warrant, we extend this facility to our shareholders to avoid the inconveniences associated with receipt of dividend amounts through dividend warrant.

After remittance of dividend through ECS, we shall send you an intimation furnishing details of payment made through ECS for your information and record.

Shares held in electronic form: If you are holding shares in electronic form or you are planning to dematerialise your shareholdings, you will need to furnish such details to your Depository Participant. We, therefore request you to provide your ECS particulars to your Depository Participant, if you have not done so already, as all information pertaining to your account is received by us through NSDL / CDSL through whom your Depository Participant is linked to us.

If you require further clarifications, kindly contact our R&T Agent Karvy Computershare Private Limited, Plot No. 17-24, Vittal Rao Nagar, Madhapur, Hyderabad 500 081, Telephone:040-2342 0815, Facsimile: 040 -2342 0814

Reliance Energy Limited

Registered Office : Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING VENUE.

Joint Shareholders may obtain additional Attendance Slip on request.

DP. Id*	
Client Id*	

Regd. Folio No.	

NAME AND ADDRESS OF THE SHAREHOLDER

No. of Share(s) held:

I hereby record my presence at the **77th ANNUAL GENERAL MEETING** of the Company held on Wednesday, the 7th June, 2006 at 11.00 a.m. at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056

Signature of the Shareholder or proxy

*Applicable for investors holding shares in electronic form.

.... TEAR HERE ....

PROXY FORM

Reliance Energy Limited

Registered Office : Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

DP. Id*	
Client Id*	

Regd. Folio No.	

I/We..of

....being a member/members of Reliance Energy

Limited hereby appoint..

of...or failing him

....of...

as my/our proxy to vote for me/us and on my/our behalf at the **77TH ANNUAL GENERAL MEETING** to be held on Wednesday, the 7th June, 2006 at 11.00 a.m. or at any adjournment thereof.

Signed this..day of...2006.

Affix a 1 Rupee Revenue Stamp

* Applicable for investors holding shares in electronic form.

Note : The Proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

Book-Post

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Reliance Energy Limited)
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500081
India

Colorama Hyd, Ph: 23731784., Fax: 23735473.